Exhibit 2.1

CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [*], HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

AGREEMENT AND PLAN OF MERGER

by and among

IMMPACT BIO USA INC.,

LYELL IMMUNOPHARMA, INC.,

INSPIRE MERGER SUB INC.

and

WT REPRESENTATIVE LLC,

solely in its capacity as the Representative

October 24, 2024

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INDEX OF EXHIBITS

Annex A	Supporting Company Stockholders
Annex B	Allocation Certificate
Exhibit A	Form of Support Agreement
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Amended and Restated Certificate of Incorporation
Exhibit D	Form of Amended and Restated Bylaws
Exhibit E	Registration Rights Agreement
Exhibit F	Form of Letter of Transmittal

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 24, 2024, is made by and among ImmPACT Bio USA Inc., a Delaware corporation (the “Company”), Lyell Immunopharma, Inc., a Delaware corporation (“Parent”), Inspire Merger Sub Inc., a Delaware corporation and wholly owned indirect Subsidiary of Parent (“Merger Sub”), and WT Representative LLC, a Delaware limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Company Securityholders (the “Representative”). Parent, Merger Sub and the Company, and, solely in its capacity as the representative for the Company Securityholders and solely to the extent applicable, the Representative, are referred to herein from time to time as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article IX.

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned indirect Subsidiary of Parent in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of the Company and the Company Stockholders, (b) approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein and (c) adopted a resolution directing that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommending that all of such Company Stockholders adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of Merger Sub and the sole stockholder of Merger Sub, (b) approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein and (c) adopted a resolution recommending that Parent, as sole stockholder of Merger Sub, adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of Parent and its stockholders and (b) approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, immediately following the execution and delivery of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger;

WHEREAS, immediately following the execution and delivery of this Agreement but no later than the date hereof, the Company shall deliver, or cause to be delivered, to Parent one or more irrevocable stockholder written consents (collectively, the “Stockholder Consent”), in accordance with and pursuant to Section 228 of the DGCL, executed, adopted, dated and delivered by the Company Stockholders holding more than [*]% of the Company Stock;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent and the Company Stockholders listed on Annex A (the “Supporting Company Stockholders”) have entered into Support Agreements in substantially the form attached hereto as Exhibit A (the “Support Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

(a) Subject to the terms and conditions hereof, at the Effective Time (as defined below), Merger Sub shall merge with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation and a wholly owned Subsidiary of Parent (the “Surviving Corporation”).

(b) At the Closing (as defined below), the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit B hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Corporation shall succeed to all the assets, rights, privileges, immunities, powers and franchises of and be subject to all of the Liabilities, restrictions, and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 1.2 Effect on Company Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) each share of Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than any shares of Preferred Stock that are Excluded Shares or Dissenting Shares) shall be canceled, extinguished and converted into the right to receive, subject to the terms of this Agreement: (A)(i) a number of shares of Parent Common Stock equal to the applicable Stock Exchange Ratio (the “Per Share Closing Stock Consideration”) and (ii) an amount in cash equal to the applicable Per Share Closing Cash Amount (together with the applicable Per Share Closing Stock Consideration, the “Per Share Closing Consideration”) and (B) the Per Share Additional Consideration, if any, allocated to such series and issuance date of Preferred Stock as set forth in the Allocation Certificate;

(b) each share of Common Stock, $0.0001 par value per share, of the Company (the “Common Stock” and together with the Preferred Stock, the “Company Stock”) that is issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock that are Excluded Shares or Dissenting Shares) shall be canceled, extinguished and converted into the right to receive the Per Share Additional Consideration, if any, allocated to such Common Stock in the Allocation Certificate, it being understood that such Common Stock shall not be entitled to receive any portion of the Closing Merger Consideration;

(c) each share of Company Stock, if any, held immediately prior to the Effective Time by the Company, Parent or Merger Sub shall be canceled and no payment shall be made with respect thereto (the “Excluded Shares”);

(d) each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation;

(e) notwithstanding anything in this Agreement to the contrary, if, the issued and outstanding Company Stock (from the date hereof to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII) or the issued and outstanding Parent Common Stock (from (i) the date hereof to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII and (ii) the Closing Date to the payment of the Equity Milestone Payment, as applicable), or securities convertible or exchangeable thereinto or exercisable therefor shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger (other than the Merger), issuer tender offer or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then Closing Stock Consideration and the Equity Milestone Payment, and any other similarly dependent items, as applicable, shall be equitably adjusted in order to provide the Company Securityholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, nothing in this Section 1.2(e) shall be construed to permit the Company, Parent or any other Person to take any action except to the extent consistent with, and not otherwise prohibited or restricted by, the terms of this Agreement; and

(f) any payment of Equity Milestone Payment (if any) to Company Securityholders for Common Stock that has been issued subject to Section 102 of the Israel Income Tax Ordinance (the “ITO”) whether pursuant to exercise of Options granted pursuant to Section 102 of the ITO (“102 Company Options”) or otherwise, for the benefit of Israeli employees or directors (“102 Company Shares”), will be paid to the trustee appointed by the Company in accordance with the provisions of the ITO, and approved by the Israel Tax Authority (the “ITA”), to be held and released, subject to applicable mandatory withholding requirements, in accordance with the provisions of Section 102 of the ITO or any approval that may be issued by the ITA.

Section 1.3 Effect on Options.

(a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Company Securityholder, each Company Option that is unvested immediately prior to the Effective Time shall become fully vested and exercisable immediately prior to the Effective Time in accordance with such Company Option’s terms and the terms of the Equity Incentive Plan and shall become a Vested Option.

(b) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Company Securityholder, each Option that is vested and outstanding immediately prior to the Effective Time (a “Vested Option”) shall be canceled and converted automatically into the right to receive the Per Share Additional Consideration, if any, allocated to such Vested Option in the Allocation Certificate (the “Option Consideration”), it being understood that such Vested Option shall not be entitled to receive any portion of the Closing Merger Consideration. Any amount payable with respect to each Vested Option pursuant to this Section 1.3(b) (if any) shall be paid in accordance with Section 1.3(c) and (e).

(c) Notwithstanding anything to the contrary herein, with respect to any payment of Option Consideration (if any) to be made pursuant to Section 1.11, Parent shall have the option to pay the Option Consideration through the payroll of Parent, the Surviving Corporation or another Subsidiary of Parent (each, a “Payroll Entity”) in which case such Option Consideration shall be paid, or caused to be paid, by Parent, or distributed by the Transfer Agent (as applicable and subject to receipt of each applicable Company Securityholder’s executed Letter of Transmittal and any other documentation required or contemplated thereby in accordance with Section 1.4), to such Payroll Entity, if applicable, or, as determined by Parent, to the Exchange Agent for further payment to such Payroll Entity, if applicable. Such Payroll Entity shall distribute such Option Consideration to (1) the holders of the Employee Options through such Payroll Entity’s payroll system and (2) the holders of the Non-Employee Options through such Payroll Entity’s accounts payable system (subject to, for each of clauses (1) and (2), withholding pursuant to Section 1.12, as applicable), for each of clauses (1) and (2), no later than the [*] regularly scheduled payroll cycle that occurs at least [*] after the date such Option Consideration is paid to such Payroll Entity. It is the intent of the parties that payment of the Option Consideration that is owed to a holder of Vested Options who is a U.S. taxpayer (“U.S. Optionholder”) be exempt from and/or comply with Section 409A of the Code, to the maximum extent possible, including Treasury Regulation 1.409A-3(i)(5)(iv)(A), and that each Contingent Event be deemed to constitute a substantial risk of forfeiture within the meaning of Section 409A of the Code. Notwithstanding the foregoing, in the event a U.S. Optionholder is subject to excise tax under Section 409A of the Code, such U.S. Optionholder will solely bear the related tax liability with respect to any such excise tax owed under Section 409A of the Code.

(d) The Company shall, prior to the Effective Time, take or cause to be taken all actions as may be reasonably required to effect the treatment of Options pursuant to this Section 1.3 and to ensure that no holder of Options shall have any rights from and after the Effective Time with respect to any Option except as expressly provided in this Section 1.3; provided that such actions shall expressly be conditioned upon the consummation of the Transactions and shall be of no force or effect if this Agreement is terminated.

(e) Any payment of Option Consideration (if any) to the holders of 102 Company Options, to Israeli employees or directors, will be deposited with the trustee appointed by the Company in accordance with the provisions of the ITO and approved by the ITA (the “Trustee”), with respect to 102 Company Options to be held and released, subject to applicable mandatory withholding requirements, in accordance with the provisions of Section 102 of the ITO or any approval that may be issued by the ITA.

Section 1.4 Exchange Procedures.

(a) At the Closing, Parent shall (i) deposit, or cause to be deposited, with SRS Acquiom Inc. (the “Exchange Agent”) to an account designated in writing by the Exchange Agent no less than [*] Business Days prior to the Closing Date (as defined below) (the “Exchange Fund”), for distribution to the holders of the Preferred Stock, pursuant to Section 1.2, an amount in cash in immediately available funds equal to (x) the Closing Cash Consideration and (y) the Fractional Share Consideration, if any and (ii) cause the Transfer Agent to distribute to the holders of Preferred Stock, pursuant to Section 1.2, a number of shares of Parent Common Stock equal to the Closing Consideration pursuant to Section 1.2(a) promptly following receipt each such holder’s executed Letter of Transmittal and any other documentation required or contemplated thereby. Promptly following the delivery of a Letter of Transmittal and if applicable, a Certificate, to the Exchange Agent in accordance with Section 1.4(b), Parent shall cause the Exchange Agent to distribute the Closing Cash Consideration and the Fractional Share Consideration, if any, from the Exchange Fund to the holders of Preferred Stock in accordance with the Allocation Certificate.

(b) At least [*] Business Days prior the Closing Date, Parent shall deliver, or shall cause the Exchange Agent to deliver, to each holder of record of shares of Company Stock a letter of transmittal in the form attached hereto as Exhibit F (“Letter of Transmittal”), which shall be in a customary form reasonably acceptable to the Company and Parent prior to the Effective Time and which shall specify that, for Company Stockholders holding physical certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Stock (the “Certificates” and each, a “Certificate”) delivery of the Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and for Company Stockholders holding uncertificated shares that immediately prior to the Effective Time represented issued and outstanding Company Stock (each, a “Book-Entry Share”), delivery of such Book-Entry Shares shall be effected, and risk of loss and title to such Book-Entry Shares shall pass, upon the delivery of an “agent’s message” regarding the book-entry transfer of such Book-Entry Shares, in each case if required pursuant to and in accordance with the terms of the Letter of Transmittal. From and after the Effective Time, each holder of an outstanding Certificate or Certificates or Book-Entry Shares that prior to the Effective Time represented shares of Company Stock (other than Dissenting Shares) shall be entitled to receive, upon delivery of a properly completed and duly executed Letter of Transmittal and such other documents (including Certificates, if applicable) as may be required pursuant to the instructions set forth in such Letter of Transmittal from the Exchange Agent, an amount equal to the applicable Merger Consideration (without any interest thereon), as applicable. In no event shall any Company Stockholder who delivers a Letter of Transmittal be entitled to receive interest on any of the funds to be received in the Merger. Any share of Company Stock held by a Company Stockholder that has delivered a Letter of Transmittal to the Exchange Agent pursuant to this Section 1.4 shall not be transferable on the books of the Company without Parent’s prior written consent. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the Company Stockholders immediately prior to the Effective Time shall cease to have any rights with respect thereto except the right to receive the applicable consideration as provided in this Agreement.

(c) Any portion of the Exchange Fund that remains unclaimed by holders of Preferred Stock on the [*] anniversary of the Closing Date shall be delivered to the Surviving Corporation (subject to any abandoned property, escheat or similar Law). Any holders of Preferred Stock (other than with respect to Dissenting Shares) who have not at such time complied with the procedures set forth in this Section 1.4 shall thereafter look only to the Surviving Corporation for payment of the applicable Closing Merger Consideration to which it is entitled upon due surrender of the applicable Certificates or Book-Entry Shares and Letter of Transmittal. None of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Company Securityholder for any cash delivered to a Governmental Entity or public official pursuant to any abandoned property, escheat or similar Law.

(d) Fractional Shares.

(i) No certificates, receipts or scrip representing fractional Parent Common Stock will be issued upon the surrender or transfer for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Parent will relate to such fractional Parent Common Stock, and such fractional Parent Common Stock will not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock.

(ii) Parent shall pay to the Exchange Agent an amount in cash to be deposited promptly following the Effective Time but on the Closing Date, for the Exchange Agent to pay each holder of Certificates or Book-Entry Shares an amount in cash (rounded to the nearest cent) equal to the product of (1) the fraction of a Parent Common Stock (rounded to the nearest thousandth when expressed in decimal form) to which such holder (taking into account all fractional Parent Common Stock to be received by such holder) would otherwise have been entitled to receive pursuant to Section 1.2(a), Section 1.2(b) or Section 1.3(b), as applicable, multiplied by (2) the Parent Trading Price (the “Fractional Share Consideration”).

(e) No Dividends or Other Distributions. Following the Effective Time no dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Share with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof until the holder thereof shall surrender such Company Stock Certificate or Book-Entry Share in accordance with this Section 1.4. Promptly following the surrender of a Company Stock Certificate or Book-Entry Share in accordance with this Section 1.4, there shall be paid to the record holder thereof, without interest, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock. For clarity, no Company Securityholder shall be deemed to have a right to the Equity Milestone Payment until the Milestone is achieved.

Section 1.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 262 of the DGCL or Section 2115 and Chapter 13 of the California Law, any share of Company Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Company Stockholder who has demanded and perfected a demand for and complies with all of the provisions of the DGCL or Section 2115 and Chapter 13 of the California Law relevant to the exercise and perfection of dissenters’ and/or appraisal rights (such share being a “Dissenting Share”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 1.2 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL or Section 2115 and Chapter 13 of the California Law. If any such Company Stockholder fails to perfect such dissenters’ and/or appraisal rights under the DGCL or Section 2115 and Chapter 13 of the California Law or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such shares shall thereupon automatically be converted into the right to receive the consideration referred to in Section 1.2, pursuant to the exchange procedures set forth in Section 1.4. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a Company Stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL or Section 2115 and Chapter 13 of the California Law shall cease. At or prior to the Closing, the Company shall give Parent (a) notice of any demand for appraisal or payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for appraisal or payment and any other instrument served pursuant to Section 2115 and Chapter 13 of the California Law or the DGCL and received by the Company relating to any stockholder’s dissenters’ or appraisal rights and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands for appraisal or payment under Section 2115 and Chapter 13 of the California Law or the DGCL. As of the date of this Agreement, the Company has not made, and following the date of this Agreement, shall not make, any offer, payment or commitment, or enter into any agreement, arrangement or understanding, with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 1.6 Organizational Documents. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of the foregoing, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form attached hereto as Exhibit C until thereafter amended, subject to Section 5.16, in accordance with the provisions thereof and the DGCL. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be in the form attached hereto as Exhibit D, until thereafter amended, subject to Section 5.16, in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation and the DGCL.

Section 1.7 Directors and Officers. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, and, except as otherwise designated by Parent prior to the Closing, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each such initial director and initial officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation as in effect from and after the Effective Time.

Section 1.8 Allocation Certificate. Not less than [*] Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule, in the form attached as Annex B hereto (which shall be updated and delivered by the Representative to Parent prior to any payments by Parent of any Additional Consideration after the Closing pursuant to Section 1.10) (the “Allocation Certificate”), prepared by the Company in accordance with the Organizational Documents and this Agreement and setting forth, in each case as of the Closing, (i) the name of each Company Securityholder, (ii) in the case of each Company Securityholder who is a holder of Preferred Stock, the number of shares and designation of each Preferred Stock held by each such Company Securityholder, (iii) in the case of each Company Securityholder who is a holder of Common Stock, the number of shares of Common Stock held by each such Company Securityholder, (iv) in the case of each Company Securityholder who is a holder of Vested Options, the number of Vested Options held by each such Company Securityholder, (v) the email address of record (including physical addresses to the extent available) of such Company Securityholder, (vi) in the case of each Company Securityholder who is a holder of Preferred Stock, (A) the Per Share Closing Consideration, (B) the Closing Cash Consideration and (C) the Closing Stock Consideration, in each case, allocable to such Company Securityholder, (vii) the Closing Cash, (viii) the calculation of the Company Closing Cash Amount and (ix) a formula for calculating the Per-Share Additional Consideration potentially payable and allocable to such Company Securityholder. If Parent disagrees with any item set forth in the Allocation Certificate, Parent shall be entitled to provide comments to the Company no later than [*] Business Days prior to the Closing Date, and Parent and the Company shall, in good faith, use their respective reasonable best efforts to resolve any such requested changes and, to the extent necessary, the Allocation Certificate shall be revised to reflect any changes to any component thereof mutually agreed to in writing by Parent and the Company prior to the Closing; provided, however, that if any such requested changes are not resolved prior to the Closing Date, the Allocation Certificate provided by the Company shall control with respect to any such unresolved requested changes; provided, further, that any failure to resolve such requested changes shall not relieve Parent of its obligation to effect the Transactions.

Section 1.9 Representative Holdback. A portion of the proceeds constituting the Closing Cash Consideration otherwise to be paid to the Company Securityholders at the Closing pursuant to Article I in an amount equal to $[*] in cash (such initial deposit, as it may be increased or decreased at any time in accordance with this Section 1.9 and Section 10.1, the “Representative Holdback Amount”) shall be delivered to the Representative at the Closing, on behalf of the Company Securityholders, by Parent by wire transfer of immediately available funds to a segregated account designated by the Representative no less than [*] Business Days prior to the Closing. The Representative will use the Representative Holdback Amount for any expenses incurred by the Representative in accordance with Section 10.1. The Company Securityholders will not receive any interest or earnings on the Representative Holdback Amount and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. As soon as practicable following the completion of the Representative’s responsibilities, the Representative will deliver any remaining balance of the Representative Holdback Amount to the Exchange Agent for distribution to the Company Securityholders by wire transfer of immediately available funds pursuant to the procedures set forth in Section 1.10. For tax purposes, the Representative Holdback Amount will be treated as having been received and voluntarily set aside by the Company Securityholders at the time of Closing.

Section 1.10 Additional Consideration. Promptly after the determination by the Representative in accordance with this Agreement that the Company Securityholders are entitled to receive Additional Consideration (other than any Contingent Payment, the payment of which shall be governed by Section 1.11), Parent shall pay to the Exchange Agent by wire transfer of immediately available funds, and Parent shall cause the Exchange Agent to distribute, the amount of Additional Consideration (other than any Contingent Payment payable to the Company Securityholders, the payment of which shall be governed by Section 1.11) payable to the holders of Preferred Stock in respect of their shares of Preferred Stock. Prior to any payment of Additional Consideration by or on behalf of Parent to any Company Securityholders, the Representative shall deliver to Parent an updated Allocation Certificate allocating the portion of the Additional Consideration payable to each Company Securityholder in accordance with this Agreement and the Company’s Organizational Documents. None of Parent or the Surviving Corporation will have any liability or obligation to any Company Securityholder for any distribution made in accordance with any updates to the Allocation Certificate.

Section 1.11 Contingent Payments.

(a) Equity Milestone Payment.

(i) Milestone. Subject to the terms and conditions in this Agreement, following the Closing, as Additional Consideration for the Merger, in the event of the occurrence of the Milestone (as defined below), Parent shall pay, or cause to be paid to the Company Securityholders, in accordance with Section 1.11(a)(iii) and the Allocation Certificate, 12,500,000 shares of Parent Common Stock (the “Equity Milestone Payment”). The “Milestone” means the earlier to occur of: (A) the demonstration of [*] in the Ongoing IMPT-314 Clinical Trial of [*] in [*] and (B) [*]. Notwithstanding anything in this Agreement to the contrary, if, at the time the Milestone is achieved, the Parent Common Stock is no longer listed on Nasdaq or another national exchange as a result of a merger or change in control in which the Parent Common Stock is converted into cash or other property, then, the Equity Milestone Payment, if triggered, shall be paid in cash in lieu of Parent Common Stock with the amount of such cash determined by multiplying 12,500,000 shares of Parent Common Stock by the price per share of the Parent Common Stock paid in connection with such merger or change in control as set forth in such definitive agreement.

(ii) Notice. Parent shall provide the Representative with prompt (in no event less than [*] calendar days) written notice upon the achievement of the Milestone (the “Milestone Notice”).

(iii) Payment. Except in the case where the Representative has initiated a dispute of Parent’s compliance with the obligations under this Section 1.11(a) in accordance with the dispute resolution provisions under Section 1.11(d) (in which case, the resolution of such dispute and any payment arising therefrom shall be in accordance with Section 1.11(d)), within [*] calendar days following the delivery of by Parent to the Representative of the Milestone Notice, Parent shall cause the Transfer Agent to distribute to the Company Stockholders (other than the holders of 102 Company Shares in accordance with Section 1.2(f)) and to the Payroll Entity or the Trustee (for distribution to the holders of 102 Company Shares in accordance with Section 1.2(f) and Options in accordance with Section 1.3(c) and (e)) in accordance with the Allocation

Certificate and subject to withholding pursuant to Section 1.12, as applicable) the Equity Milestone Payment, subject to receipt of each such Company Securityholder’s executed Letter of Transmittal and any other documentation required or contemplated thereby in accordance with Section 1.4. None of Parent or the Surviving Corporation will have any liability or obligation to any Company Securityholder with respect to allocation of any such distribution among the Company Securityholders for any such distribution made in accordance with the Allocation Certificate.

(iv) Limitations. The Equity Milestone Payment will be payable only once, upon the first occurrence of the Milestone. In no event will Parent be responsible for any payment of the Equity Milestone Payment in the aggregate in excess of twelve million five hundred thousand (12,500,000) shares of Parent Common Stock.

(b) Royalty Payments.

(i) Subject to the terms and conditions of this Agreement, (including subsection (ii) below), following the Closing, and only to the extent Regulatory Approval of a BLA by the FDA for the applicable IMPT-314 Product in the United States has been received and commencing on the First Commercial Sale of the applicable IMPT-314 Product in the United States, as Additional Consideration for the Merger, Parent shall pay, or caused to be paid to the Company Securityholders, in accordance with Section 1.11(b)(iv) and the Allocation Certificate, an amount in cash equal to [*] (or in the case of any [*], [*]) of the Net Sales of the IMPT-314 Product in the United States for every calendar year during which Net Sales occur, to the extent such Net Sales occurred (the “Royalty Payment” and together with the Equity Milestone Payment, the “Contingent Payments”).

(ii) Royalty Adjustments.

(1) [*]. On an IMPT-314 Product-by-IMPT-314 Product basis, [*], then for the purposes of calculating the Royalty Payment under the foregoing Section 1.11(b)(i) (other than for [*]), the Royalty Payment shall be reduced for such calendar year and each calendar year thereafter [*] of the Net Sales of such IMPT-314 Product in the United States. Unless otherwise agreed by Parent and the Representative, [*].

(2) Third Party Patents. Notwithstanding the foregoing Section 1.11(b)(i) and Section 1.11(b)(ii)(1), if it is necessary or useful (as determined by Parent in good faith) for Parent, or any Affiliate or Licensee of Parent, to license one or more Patents or Know-How from one or more Third Parties in order to develop, manufacture, use, or commercialize any IMPT-314 Product (other than for [*]) in the United States, then Parent may reduce the Royalty Payment otherwise payable to the Company Securityholders under this Agreement with respect to Net Sales of such IMPT-314 Product, other than any [*], by [*] of the amounts payable (including any upfront, milestone or royalty payments) by or on behalf of Parent or any of its Affiliates or Licensees pursuant to any such Third Party license agreements; provided that, (A) in no event shall the Royalty Payment be reduced under clause (1) and clause (2) in the aggregate to [*] of the Net Sales of the applicable IMPT-314 Product in the United States and (B) any amounts that are not used by Parent or its Affiliates to reduce the Royalty Payments in a particular calendar year based on the foregoing clause (A) may be carried over to reduce the Royalty Payments (if any) in subsequent calendar years.

(iii) Reports. Parent shall provide the Representative with a statement (the “Net Sales Statement”) stating (as applicable): (A) the number, description, and aggregate gross sales and Net Sales of the IMPT-314 Product sold in the United States during the relevant calendar year by Parent and its Affiliates and supporting gross-to-net calculations, and (B) the calculation of Royalty Payment due for such calendar year. Parent shall deliver the Net Sales Statement to the Representative within [*] calendar days following the end of each calendar year, whether or not Net Sales occurred during such calendar year.

(iv) Payment. Except in the case where the Representative has initiated a dispute of Parent’s compliance with the obligations under this Section 1.11(b) in accordance with the dispute resolution provisions under Section 1.11(d) (in which case, the resolution of such dispute and any payment arising therefrom shall be in accordance with Section 1.11(d)), in the event any Net Sales occur within a calendar year (the occurrence of Net Sales within such calendar year, together with the Milestone, the “Contingent Events”), within [*] calendar days following Parent’s delivery of the Net Sales Statement to the Representative, Parent shall distribute to the Exchange Agent (for distribution to the Company Stockholders other than the holders of 102 Company Shares in accordance with Section 1.2(f)) and the Payroll Entity or the Trustee (for distribution to the holders of 102 Company Shares in accordance with Section 1.2(f) and Options in accordance with Section 1.3(c) and (e)) in accordance with the Allocation Certificate and subject to withholding pursuant to Section 1.12, as applicable) the Royalty Payment. None of Parent or the Surviving Corporation will have any liability or obligation to any Company Securityholder with respect to allocation of any such distribution among the Company Securityholders for any such distribution made in accordance with the Allocation Certificate.

(v) Limitation. The Parties hereby agree that no sales of the IMPT-314 Product in any other country, shall be included in Net Sales for purposes of calculating any amounts due under this Section 1.11.

(c) Audit Rights.

(i) With respect to each Contingent Event, at any time prior to the earlier of (i) [*] after each such Contingent Event and (ii) [*] after the IMPT-314 Product Discontinuation Date, the Representative shall have the right to engage a nationally recognized auditing firm (the “Auditing Firm”) and cause such Auditing Firm to audit, upon no less than [*] days’ written notice, during normal business hours and in no event more than once per calendar year, the books, records, documents (whether in hardcopy, electronic or other form), personnel, work papers and operations of Parent or its Affiliates to the extent necessary or desirable to permit the Representative to verify compliance of Parent and its Affiliates with their obligations under this Section 1.11. Parent and its Affiliates agree to reasonably assist the Representative in connection with the exercise by the Representative of the audit rights granted by this Section 1.11(c). All fees and expenses incurred by the Auditing Firm, to the extent engaged pursuant to this Section 1.11(c)(i), shall be paid by the Representative, solely at the expense of the Company Securityholders, unless it is finally determined pursuant to Section 1.11(d) that Parent failed to make any Contingent Payment in full when due.

(ii) In order to allow for the reasonable exercise of the rights of the Representative pursuant to this Section 1.11, Parent shall, and shall cause its applicable Affiliates to, keep and preserve their books, records, documents (whether in hardcopy, electronic or other form) in the ordinary course of business consistent with their usual and customary practice; provided, however, that in no case shall Parent or its Affiliates dispose of such books, records, documents (whether in hardcopy, electronic or other form) with respect to each of the Contingent Events, as applicable, until the date [*] after the applicable Contingent Event. In addition, if the Representative has provided Parent with a Contingent Event Dispute Notice pursuant to Section 1.11(d)(i), Parent and its Affiliates shall keep and retain, all books of account reasonably relating to the subject matter of such Contingent Event Dispute Notice until the resolution of the subject matter of such Contingent Event Dispute Notice.

(d) Dispute Resolution.

(i) If the Representative disputes the compliance by Parent or its Affiliates with their obligations under this Section 1.11 (including if the Representative believes that a Contingent Event has been achieved and Parent has not provided notice to the Representative or made payment pursuant to this Section 1.11) (as “Dispute”), then the Representative shall be entitled to provide Parent with written notice of such non-compliance (the “Contingent Event Dispute Notice”), providing reasonable detail as to the non-compliance claimed by the Representative.

(ii) Following the delivery of a Contingent Event Dispute Notice, Parent and the Representative shall attempt to resolve the matters in dispute for a period of not less than [*] after delivery of the Contingent Event Dispute Notice. If it is agreed by the Parties that Parent failed to make any Contingent Payment when due, then Parent shall pay such Contingent Payment to the Company Securityholders in accordance with Section 1.11(a)(iii) or Section 1.11(b)(iv), as applicable, and Section 1.11(i).

(iii) Any Dispute that is not timely resolved by negotiation as provided in Section 1.11(d)(ii) shall be finally settled by arbitration in accordance with Section 10.17. If it is finally determined by arbitration in accordance with Section 10.17 or subsequently agreed by the Parties that Parent failed to make any Contingent Payment when due, then Parent shall pay such Contingent Payment to the Company Securityholders in accordance with Section 1.11(a)(iii) or Section 1.11(b)(iv), as applicable, and Section 1.11(i).

(e) Diligence. Parent, itself or through its Affiliates, shall use Commercially Reasonable Efforts to (i) achieve the Milestone, (ii) in the event that [*] has been achieved, [*] for an IMPT-314 Product in the United States and (iii) only to the extent [*] has been received, to commercialize such IMPT-314 Product in the United States. Subject to Section 1.11(h), notwithstanding anything in this Agreement to the contrary, nothing herein shall prevent or restrict Parent or its Subsidiaries from, at any time (A) in Parent’s reasonable discretion, ceasing all research, development and commercialization with respect to the IMPT-314 Product (the date of such determination by Parent, the “IMPT-314 Product Discontinuation Date”) or (B) in Parent’s sole discretion, licensing or divesting its rights in and to the IMPT-314 Product.

(f) Right to Setoff. Parent shall have the right, subject to Section 6.2(f), to setoff from any Contingent Payment that may be payable, other than as set forth in Article VI, in accordance with each Company Securityholder’s Pro Rata Share, after the Closing, as follows, from: (x)(i) an aggregate number of shares of Parent Common Stock constituting the Equity Milestone Payment, if and when payable, equal to the quotient of (A) the Losses set forth on the Indemnity Claim Notice as finally resolved and determined pursuant to Section 6.3 divided by (B) [*] and (ii) Royalty Payments, and (y)(i) to the extent the Losses set forth on any Indemnity Claim Notice are not finally resolved, an aggregate number of shares of Parent Common Stock constituting the Equity Milestone Payment, if and when payable, equal to the quotient of (A) the Losses set forth on the Indemnity Claim Notice pursuant to Section 6.3 divided by (B) [*] and (ii) Royalty Payments. To the extent such Claim has not yet resulted in a final resolution, the shares of Parent Common Stock or amounts so deducted by Parent will be retained by Parent until the applicable unresolved claims are settled or resolved in accordance with Section 6.3. Upon resolution of such Claim in accordance with Section 6.3, if the shares of Parent Common Stock or final amount of Losses for such indemnification Claim is less than the amount setoff in accordance with this Section 1.11(f), such difference (in shares of Parent Common Stock (calculated as (i) the difference between the final amount of Losses minus the amount setoff pursuant to this Section 1.11(f) divided by (ii) [*]) or cash, as applicable) shall be paid to the Company Securityholders from the shares of Parent Common Stock or Royalties that were subject to such setoff as set forth on the updated Allocation Certificate to be provided by Representative (but without interest, notwithstanding anything to the contrary in Section 1.11(i)) and the remainder shares of Parent Common Stock or cash, as applicable, shall be used to satisfy the indemnification obligations of the Company Securityholders, as so settled or resolved, under Section 6.2.

(g) Update Reports. Commencing on the date that is [*] after the Closing Date, Parent shall, within [*] days after the end of each consecutive [*] period following the Closing Date, send to the Representative a report regarding the status of efforts to achieve the Milestone and to commercialize the IMPT-314 Product in the United States (each such report, an “Update Report”); provided, however, that such Parent obligation to deliver any Update Report to the Representative shall terminate on the IMPT-314 Product Discontinuation Date (provided further that Parent provide a final Update Report promptly thereafter). Within [*] days after receipt of an Update Report, if the Representative has reasonable inquiries regarding the status of the development, manufacture, commercialization and other exploitation of the IMPT-314 Product, the Representative may request a meeting with representatives of Parent to discuss such Update Report, and Parent shall make available for such a meeting a representative of Parent with appropriate oversight and knowledge of the activities undertaken with respect to the development, manufacture, commercialization and other exploitation of the IMPT-314 Product in the United States and any such other employees of Parent as Parent may reasonably deem appropriate.

(h) Disposal and License Limitations.

(i) Subject to Section 1.11(h)(ii), Parent and each of its Affiliates, directly or indirectly, shall only be permitted to assign, transfer, sell, convey or dispose of its rights to exploit the IMPT-314 Product, including the Company Intellectual Property that is exclusively related to the IMPT-314 Product (and, for the avoidance of doubt, excluding any Intellectual Property that is not exclusively related to the IMPT-314 Product) (each, a “Product Transfer”), if, in connection with such Product Transfer, Parent causes any such transferee or recipient of such rights to agree in writing (A) to be bound by any then-applicable obligations and restrictions that apply to Parent under this Section 1.11, including with respect to the payment of the Contingent Payments and any then-applicable diligence and reporting obligations and transfer restrictions hereunder (and, for clarity, Parent shall be relieved of its obligations to pay such amounts and perform such obligations); provided that the transferee shall not be required to assume the obligation with respect to the payment of the Contingent Payments to the extent that Parent otherwise agrees to retain the obligation to pay such amounts, and (B) that the Representative shall have the right to enforce such obligations under this Section 1.11 against such transferee or recipient as a third-party beneficiary under such agreement entered into in connection with such Product Transfer Such writing, if any, will be provided by Parent to the Representative prior to, or simultaneously with, the consummation of such Product Transfer or if later, as soon as reasonably practicable following Parent’s receipt of such writing from the transferee or recipient. Notwithstanding anything to the contrary, the foregoing shall not restrict any assignment, transfer, sale, conveyance or disposal of any such assets by Parent or its Affiliates to any of its or their Affiliates. Notwithstanding anything in this Agreement to the contrary, if the Milestone is first achieved by a transferee following a Product Transfer, then the Equity Milestone Payment may be paid in cash in lieu of Parent Common Stock with the amount of such cash determined by multiplying 12,500,000 shares of Parent Common Stock by the Parent Trading Price.

(ii) In the event Parent or any of its Affiliates grants a license to any Person (other than a Distributor or any of Parent’s Affiliates) to develop and commercialize any IMPT-314 Product (each, an “IMPT-314 License”), Parent shall use its commercially reasonable efforts to have such Person (“IMPT-314 License Counterparty”) agree in writing with respect to the IMPT-314 Product that is the subject of such IMPT-314 License (A) to be bound by any then-applicable obligations and restrictions that apply to Parent under this Section 1.11, including with respect to the payment of the Contingent Payments and any then-applicable diligence and reporting obligations and transfer restrictions hereunder (provided, for clarity, Parent shall not be relieved of any of its obligations under this Section 1.11, including to pay such amounts and perform such obligations); provided that the IMPT-314 License Counterparty shall not be required to assume the obligation with respect to the payment of the Contingent Payments to the extent that Parent otherwise agrees to retain the obligation to pay such amounts, and (B) that the Representative shall have the right to enforce such obligations under this Section 1.11 against such IMPT-314 License Counterparty as a third-party beneficiary under such agreement entered into in connection with such IMPT-314 License. Such writing, if any, will be provided by Parent to the Representative prior to, or simultaneously with, the consummation of such IMPT-314 License or if later, as soon as reasonably practicable following Parent’s receipt of such writing from the IMPT-314 License Counterparty.

(i) Late Payments. In the event that any payment due to Company Securityholders under this Agreement is not paid when due in accordance with the applicable provisions of this Agreement, the payment shall accrue interest from the date due at the rate of [*] per month; provided, however, that in no event shall such rate exceed the maximum legal annual interest rate permissible under applicable laws. The payment of such interest shall not limit the Party entitled to receive payment from exercising any other rights and/or remedies it may have as a consequence of the lateness of any payment.

Section 1.12 Withholding.

(a) The Parties intend that the Merger shall be treated, for U.S. federal income and other applicable tax purposes, as a taxable purchase of securities of the Company. Unless pursuant to a final determination within the meaning of Section 1313(a) of the Code (or corresponding provision of state, local or foreign applicable Law), or as required by a change in applicable Law after the date hereof, all payments to Company Stockholders (including the Contingent Payments) that are not treated as imputed interest (including pursuant to Section 483 of the Code) shall be treated as payments for their Company Stock for U.S. federal income tax purposes. The Company and the Company Securityholders are relying solely on their own tax advisors in connection with the Merger, this Agreement, other Transaction Documents and the other transactions or agreements contemplated hereby and thereby, and the Company Securityholders will pay all Taxes for which they are responsible with respect to such transactions.

ARTICLE II

THE CLOSING

Section 2.1 The Closing. The closing of the Merger (the “Closing”) shall take place at (i) 10:00 a.m., Pacific Time, on the second (2nd) Business Day following the date on which the condition precedent in Section 7.1(a) has been satisfied or waived; provided that all other conditions precedent to the Closing set forth in Article VII shall have been satisfied or waived at the Closing or (ii) such other time and on such date as Parent and the Company may agree in writing. The Parties agree that the Closing shall take place by exchange of appropriate documentation among such Parties via electronic transmission and other similar means for exchanging documentation, and the Parties will not be required to be in attendance at the same location at the Closing. All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the applicable Parties have agreed to waive such delivery or action. If the Closing does not occur, any delivery made or other action taken at the Closing shall be deemed not to have occurred and be without force or effect. The date on which the Closing actually occurs shall be referred to herein as the “Closing Date”.

Section 2.2 Closing Deliverables. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a) the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware.

(b) the Company shall deliver, or cause to be delivered, to Parent:

(i) copies of the Stockholder Consent duly executed by the Company Stockholders constituting the Required Company Stockholder Approvals;

(ii) counterparts to the Registration Rights Agreement, duly executed by the Company Securityholders;

(iii) a duly executed certificate that satisfies the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that no interest in the Company is a “United States real property interest” as defined in Section 897 of the Code and a notice form that meets the requirements of Treasury Regulations Section 1.8972(h)(2), along with written authorization for Parent to deliver such notice form to the IRS behalf of the Company upon the Closing, in each case, in form and substance reasonably acceptable to Parent;

(iv) evidence that the Affiliate Contracts have been terminated pursuant to Section 5.14 (other than the Affiliate Contracts set forth on Section 5.14 of the Company Disclosure Schedules) on terms satisfactory to Parent and with no further liability or obligation of the Company; and

(v) evidence that the D&O “tail” policy shall be obtained and effective as of the Closing pursuant to Section 5.16(b);

(c) Parent shall:

(i) deposit with the Exchange Agent the Closing Cash Consideration and the Fractional Share Consideration (if any) in accordance with Section 1.4;

(ii) deliver, or cause to be delivered, to the Representative the Representative Holdback Amount by wire transfer of immediately available funds to an account designated by the Representative no less than [*] Business Days prior to the Closing Date;

(iii) pay, or cause to be paid, on behalf of the Company, the Transaction Expenses by wire transfer of immediately available funds to an account designated by the Company no less than [*] Business Days prior to the Closing Date; and

(iv) deliver, or cause to be delivered, to the Company a counterpart to the Registration Rights Agreement, duly executed by Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the applicable section or subsection of the Company Disclosure Schedules, the Company represents and warrants to Parent as follows:

Section 3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its businesses as now conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in every jurisdiction in which its ownership of property, leasing or operation of its assets or properties or conduct of business as now conducted requires it to license or qualify, except where the failure to be so licensed, qualified or in good standing, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the Organizational Documents. The Company is not in violation of, in conflict with, or in default under, its Organizational Documents, in any material respects, and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation, conflict or default.

Section 3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Schedules lists the full legal name of the Company’s Subsidiaries and, with respect to each Subsidiary, indicates such Subsidiary’s (i) jurisdiction and form of organization, (ii) the number of issued and outstanding equity or ownership interests, (iii) the legal and beneficial owners of such issued and outstanding equity or ownership interests and (iv) U.S. federal income tax classification. Except for the Subsidiaries set forth in Section 3.2(a) of the Company Disclosure Schedules, the Company does not have, and has not previously had, any Subsidiaries or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person. The Company is not, and has not previously been, a participant in any joint venture, partnership or similar arrangement. The Company is not obligated under, nor is it bound by, any Contract to make any investment in or capital contribution in any other Person.

(b) Each Subsidiary of the Company is duly organized, validly existing under the laws of its jurisdiction of organization. The Company has delivered a true, complete and correct copy of each Subsidiary’s organizational documents, each as amended and in full force and effect as of the date hereof. None of the Company’s Subsidiaries is in violation of its organizational documents in any material respect.

(c) All of the outstanding capital stock of, or other equity securities or ownership interest in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity securities or ownership interests), in each case, other than Permitted Liens.

(d) There are no outstanding equity securities of any Subsidiary of the Company convertible into or exercisable or exchangeable for shares of capital stock or other voting securities, equity securities or ownership interests in any Subsidiary of the Company. There are no outstanding obligations of any member of the Company Group to repurchase, redeem or otherwise acquire any such capital stock or other voting securities, equity securities or ownership interests in any Subsidiary of the Company. All of the outstanding capital stock or other voting securities, equity securities or ownership interests of each Subsidiary of the Company have been duly authorized, validly issued, and, to the extent applicable, are fully paid and non-assessable, and have been offered, issued, sold and delivered by the applicable Subsidiary of the Company in compliance with Law and all requirements set forth in applicable Contracts.

(e) Each Subsidiary of the Company has the requisite power and authority to lease, use and operate its properties and to carry on its business as currently conducted. Each Subsidiary of the Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties leased, used or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to be material to such Subsidiary.

(f) No approval was required at the time a Person acquired, or is required, for owning or holding any beneficial ownership of equity interests or common stock of the Company or any of its Subsidiaries under any foreign investment Laws including as a result of any sanctions Laws or restrictions on investments from particular jurisdictions.

Section 3.3 Authorization; Valid and Binding Agreement.

(a) Assuming the receipt of the Required Company Stockholder Approvals, the Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform its obligations hereunder and thereunder. Assuming the receipt of the Required Company Stockholder Approvals, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Documents.

(b) Assuming the receipt of the Required Company Stockholder Approvals, each of this Agreement and the other Transaction Documents has been duly and validly executed and delivered by the Company and, assuming that each of this Agreement and the other Transaction Documents is a valid and binding obligation of the other Parties hereto, each of this Agreement and the other Transaction Documents constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy Laws, other similar Laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies (the “Bankruptcy and Equity Exception”).

(c) The Company Board, by resolutions of the directors unanimously duly adopted (which resolutions have not been subsequently rescinded, modified or withdrawn), has (i) determined that the terms of the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the other Transaction Documents and the Transactions, (iii) resolved to recommend that the Company Stockholders adopt this Agreement and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption.

(d) The Required Company Stockholder Approvals are the only votes of any class or series of equity interests in the Company or any of its Affiliates required to approve this Agreement and the Transactions, including the Merger.

(e) The affirmative vote (in person or by proxy) or written consent of the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, voting together as a single class and on an as-converted basis are the only votes of the holders of Company Stock necessary invoke the drag along rights contemplated by Section 3 of the Voting Agreement (the “Drag-Along Approval”).

Section 3.4 No Conflict. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and assuming the receipt of the Required Company Stockholder Approvals, the execution, delivery, performance and compliance with the terms and conditions of this Agreement and the other Transaction Documents by the Company and the consummation of the Transactions, including the Merger, do not and will not (a) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the Organizational Documents, (b) conflict with or result in violation or breach of any applicable Law, (c) violate or result in a breach of or constitute a default under, or require the consent of any third party under, or result in or permit the termination or modification to the detriment of the Company Group of any term or provision of, or result in or permit the acceleration of the maturity or cancellation of performance of any obligation under any Material Contract, except, in the case of clauses (b) and (c) to the extent such violation, breach, default, required consent, termination or acceleration is not and would not reasonably be expected, individually or in the aggregate, to be material to the Company Group, taken as a whole.

Section 3.5 Governmental Consents. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and other than required filings under the HSR Act, (a) no member of the Company Group is required to submit any material notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement, the other Transaction Documents or the consummation of the Transactions, including the Merger, and (b) no material consent, approval or authorization of any Governmental Entity is required to be obtained by the Company Group in connection with the Company’s execution, delivery or performance of this Agreement, the other Transaction Documents or the consummation by the Company Group of the Transactions, including the Merger.

Section 3.6 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 18,707,819 shares of Common Stock and (ii) 11,541,249 shares of Preferred Stock, of which (A) 1,349,463 are designated Series A Preferred Stock, (B) 1,109,147 are designated as Series A-1 Preferred Stock and (C) 9,082,639 are designated as Series B Preferred Stock.

(b) As of the date hereof, of the authorized capital stock of the Company, (i) 3,236,031 shares of Common Stock, (ii) 1,109,147 shares of Series A Preferred Stock, (iii) 1,349,463 shares of Series A-1 Preferred Stock and (iv) 9,025,003 shares of Series B Preferred Stock are issued and outstanding.

(c) As of the date hereof, the Company has no Options other than those granted pursuant to the Company Stock Plan. There are an aggregate of (i) 3,474,062 shares of Common Stock issuable upon the exercise of all outstanding Options (whether vested or unvested). With respect to each Option, either (A) the exercise price of such Option is not less than the fair market value (as determined pursuant to 1.409A-1(b)(5)(iv) of the Treasury Regulations) of Common Stock on the date such Option was granted and the number of shares of Common Stock subject to each Option was fixed on the original date of grant of such Option or (B) such Option is in documentary compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A. Section 3.6(c) of the Company

Disclosure Schedules separately sets forth as of the date of this Agreement for each outstanding Option, (A) the name of the holder and the location of such holder, (B) the number of shares Common Stock subject to such Option, (C) the date of grant, (D) the exercise price, (E) the vesting schedule, including the extent vested to date and whether such vesting is subject to acceleration as a result of the Transactions or any other events, and (F) whether such Option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code. Each award of Options was issued by the Company in compliance in all material respects with all applicable Laws, including valid exemptions from registration under the Securities Act and all other applicable securities Laws, and the terms of the Company Stock Plan.

(d) All of the outstanding shares of Company Stock have been duly and validly issued and are fully paid and non-assessable and were issued in transactions exempt from registration under the Securities Act, and any relevant state securities Laws or pursuant to valid exemptions, and neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any authorized representative acting on its behalf, has taken or will take any action hereafter that would cause the loss of such exemption. The outstanding shares of Company Stock are held of record by the parties set forth on Section 3.6 of the Company Disclosure Schedules free and clear of any Liens. The Company is not, and has not been, subject to the registration requirements of the Securities Exchange Act of 1934.

(e) Except for the exercise or conversion rights that attach to the Options and Preferred Stock, on the date hereof, there are no shares of Company Stock or any other equity or equity-based security of the Company issuable upon conversion or exchange of any issued and outstanding security of the Company nor are there any rights, options, warrants, “phantom” stock rights, stock based performance units or rights of conversion or other similar rights, agreements, arrangements or commitments obligating the Company to issue or sell or otherwise dispose of or redeem or otherwise acquire any shares of its capital stock, units, other equity interests or securities convertible into or exchangeable for its shares of capital stock, units or other equity interests, other than as provided in this Agreement, nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding equity interests. No Company Securityholder is entitled to any preemptive or similar rights to subscribe for shares of Company Stock that would survive the Closing.

Section 3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth true, complete and correct copies of the following financial statements (collectively, the “Financial Statements”): the Company’s (i) consolidated audited balance sheet and the related statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and statements of cash flows for the fiscal years ended December 31, 2023 and 2022, and (ii) unaudited consolidated balance sheet as of September 30, 2024 (the “Latest Balance Sheet” and the date thereof, the “Balance Sheet Date”) and related statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and statements of cash flows for the nine (9) months ended September 30, 2024. The Financial Statements (including all notes thereto) (i) have been prepared in accordance with GAAP, consistently applied, (ii) were prepared from the books and records of the Company Group and (iii) present fairly in all material respects the financial condition and results of operations, statements of comprehensive (loss) income, cash flows and changes in stockholders’ equity of the Company Group as of the times and for the periods referred to therein, subject to (A) in the case of the financial statements described in clause (ii), the absence of footnote disclosures (that, if presented, would not differ materially from those presented in the financial statements described in clause (i)) and (B) changes resulting from normal and recurring year-end adjustments (consistent with the financial statements described in clause (i)) that are not material in amount or significance. Since January 1, 2024, there have been no material changes in the accounting policies of the Company Group (including any change in depreciation or amortization policies or rates, or policies with respect to reserves for uncollectible accounts receivable or excess or obsolete inventory) and no revaluation of the Company Group’s properties or assets.

(b) The Company Group (i) maintains accurate books and records that fairly reflect its assets and liabilities and (ii) maintains proper and effective internal controls over financial reporting typical for a privately held company of its size and maturity that are designed to provide reasonable assurances that (A) transactions are executed with management’s authorization, (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets, (C) access to assets of the Company Group is permitted only in accordance with management’s authorization, (D) the reporting of assets of the Company Group is compared with existing assets at regular intervals and (E) proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis.

(c) Since January 1, 2021, no member of the Company Group or any director, officer, or Employee or, to the Company’s Knowledge, any legal advisor, auditor or accountant thereof has received any material written complaint, allegation, assertion or claim that any member of the Company Group has engaged in questionable, illegal or fraudulent accounting or auditing practices, procedures, methodologies or methods. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company Group. There is and has been no fraud, whether or not material, involving management or other Employees that was reported to the board of directors or any officer of any member of the Company Group. The Company has delivered to Parent true, complete and correct copies of all management letters and letters to or from the Company’s accountants received since January 1, 2021, if any, relating to any audit or review of the financial statements or books and records of any member of the Company Group.

(d) The minute books of the Company Group are true, complete and correct in all material respects and contain records of all corporate action taken by the Company Securityholders, the Company Board and committees of the Company Board, respectively, since January 1, 2021, and no corporate action of the Company Securityholders, the Company Board or committees of the Company Board has been taken since such date for which minutes have not been prepared and are not contained in such minute books.

(e) Section 3.7(e) of the Company Disclosure Schedules sets forth a true, complete and correct (i) itemized ledger of each account which is classified as a current liability (including for avoidance of doubt each account payable) under GAAP in the Latest Balance Sheet (the “Accounts Payable” and such schedule, “Payables Schedule”), and (iii) schedule of aging detail for each account payable included in the Payables Schedule, including (A) corresponding due date, (B) number of days past due, and (C) aggregate amount outstanding. The Accounts Payable have been incurred or have arisen in the Ordinary Course of Business. No amount of Accounts Payable of the Company is past due nor is the Company otherwise in default in its payment of any such amounts, except to the extent being contested in good faith through an appropriate proceeding, with an adequate reserve or other appropriate provision made therefor. Since December 31, 2023, the Company has paid its Accounts Payable in the Ordinary Course of Business.

(f) The Company does not have any indebtedness for borrowed money.

(g) Since the Balance Sheet Date, the Company has not used any Cash to pay any Transaction Expenses.

Section 3.8 Absence of Certain Developments.

(a) From January 1, 2024 to the date of this Agreement:

(i) the Company Group has conducted its business in the Ordinary Course of Business; and

(ii) there has been no Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b) Since the Balance Sheet Date to the date of this Agreement, no member of the Company Group has taken any action or permitted to occur any action that, were it to be taken from and after the date hereof and prior to the Closing or earlier termination of this Agreement, would require the consent of Parent pursuant to Section 5.1(a) or Section 5.1(b) of this Agreement.

Section 3.9 Undisclosed Liabilities.

(a) The Company Group does not have any material Liabilities except for those (i) accrued or specifically reserved against in the Latest Balance Sheet, (ii) performance obligations expressly set forth on the face of Contracts that have been made available to Parent (other than Liability for breach of Contract), (iii) incurred in the Ordinary Course of Business since the Balance Sheet Date and that are not, individually or in the aggregate, material in amount or significance (provided that this clause (iii) shall not apply to any Liability for breach of Contract, tort, misappropriation or infringement) or (iv) incurred pursuant to this Agreement or the Transactions.

Section 3.10 Real Property; Personal Property; Sufficiency of Assets.

(a) Section 3.10(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of all real property leased, subleased, licensed or otherwise occupied or used by the Company Group (collectively, the “Leased Realty”). The Company has provided Parent with true, complete and correct copies of all Leases (as defined below), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto. The Leased Realty comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Company Group.

(b) The Company Group possesses valid leasehold interests in the Leased Realty pursuant to the leases set forth on Section 3.10(a) of the Company Disclosure Schedules (the “Leases”), free and clear of any Liens except Permitted Liens. Each Lease is legal, valid, binding, in full force and effect and enforceable against the Company Group and, to the Knowledge of the Company, each other party thereto in accordance with its terms. To the Company’s Knowledge, there are no disputes with respect to any Lease. The Company Group is not, nor, to the Knowledge of the Company, any other party to any Lease is, in material breach or default under such Lease, and no event has occurred or condition exists that constitutes, or after notice or lapse of time or both would constitute, a material default under any of the Leases or permit the termination, modification or acceleration of rent under such Lease. The Company Group has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Realty or any portion thereof. The Company Group has not collaterally assigned or granted any other security interest in any Lease or any interest therein.

(c) The Company Group has obtained all material certificates of occupancy and other permits or approvals required with respect to the use and occupancy of the Leased Realty, except where a failure to obtain any such material permit or approval would not materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company Group, taken as a whole.

(d) The Company Group has not received any written notice of any: (i) material violations of building codes or zoning ordinances or other Laws affecting the Leased Realty; (ii) existing, pending or threatened in writing condemnation proceedings affecting the Leased Realty; or (iii) existing, pending or threatened in writing zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Company Group.

(e) No member of the Company Group owns, or has ever owned, any real property.

(f) The Company Group has good and valid title or leasehold interests, as applicable, in all tangible personal property used or leased for use by the Company Group to the extent that such tangle personal property is material to the conduct of their respective businesses.

(g) At the Closing, taking into account and giving effect to the other Transaction Documents, the Company Group will own, hold or have the right to use (including by means of ownership of rights pursuant to licenses or other contracts) (x) all of the material assets, properties and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are used or held for use in connection with the Business as of immediately prior to Closing and (y) all of the material assets, properties and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are necessary to conduct the Business immediately following the Closing in substantially the same manner in all material respects as conducted by the Company Group immediately prior to Closing and provided, however, that the Company makes no representation or warranty as to any rights in and to Intellectual Property except as set forth in Section 3.13.

Section 3.11 Taxes.

(a) The Company Group has filed, taking into account any applicable extensions, all income and other material Tax Returns that they were required to file and have timely paid all material Taxes due and owing whether or not shown on any Tax Return. In all material respects, all such Tax Returns were true, complete and correct and were prepared in compliance with applicable Law.

(b) The Latest Balance Sheet reflects all liabilities for unpaid Taxes of the Company Group for periods (or portions of periods) through the Balance Sheet Date in accordance with GAAP. No member of the Company Group has any liability for unpaid Taxes accruing after the Balance Sheet Date except for Taxes incurred in respect of compensatory payments as a result of the Transaction and Taxes arising in the ordinary course of business consistent with past practice after such date.

(c) There is no (i) written claim for Taxes being asserted against the Company Group, (ii) lien against the property of the Company Group for Taxes other than Liens for Taxes not yet due and payable, (iii) written notice of any audit or, to the Company’s Knowledge, pending audit of, or of any tax controversy related to, any Tax Return of the Company or any Subsidiary of the Company or (iv) extension or waiver of any statute of limitations on the assessment of any Taxes granted by any member of the Company Group that will remain in effect after the Closing Date (other than pursuant to an extension of the filing date for any Tax Return obtained in the ordinary course of business). No written claim has ever been made by a Tax Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file a particular type of Tax Return that the Company or any Subsidiary of the Company is or may be subject to such particular type of Tax in that jurisdiction. No member of the Company Group has a “permanent establishment,” as such term is defined, when relevant, in any applicable Tax treaty or fixed place of business in any country other than its respective country of organization.

(d) No member of the Company Group is a party to or bound by any Tax sharing, Tax indemnity, Tax protection, Tax receivable, Tax allocation or similar agreement (excluding commercial agreements entered into in the ordinary course of business and not principally relating to Taxes (an “Ordinary Commercial Agreement”)).

(e) No member of the Company Group has consummated, has participated in, or is currently participating in any transaction which was or is a “listed transaction” as defined in Treasury Regulations Section 1.6011-4.

(f) No member of the Company Group has ever been a member of a consolidated, combined, unitary or aggregate group for Tax purposes of which the Company was not the ultimate parent corporation.

(g) No member of the Company Group has any liability for the Taxes of any Person (other than the Company or any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract (other than pursuant to any Ordinary Commercial Agreement) or otherwise pursuant to applicable Law.

(h) No member of the Company Group will be required to include any items of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign law) by reason of a change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Effective Time, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign tax law) entered into before the Effective Time, (iii) intercompany transactions or any excess loss account described under Section 1502 of the Code or the Treasury Regulations promulgated thereunder (or any corresponding or similar provision of state, local or foreign tax law) arising before the Effective Time, (iv) installment sale or open transaction disposition made on or prior to the Effective Time, or (v) material prepaid amount received outside the ordinary course of business on or prior to the Closing Date.

(i) No member of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past three (3) years.

(j) Each of the Company and each Subsidiary of the Company has in all material respects withheld all Taxes required to have been withheld from any payments to customers, creditors, stockholders or other third parties, and paid over such Taxes to the relevant Tax Authority (including, for the avoidance of doubt, all payments and deemed payments for the exercise, conversion, repayment and cancellation of stock options, warrants, convertible securities, convertible debt and equity equivalents of the Company and each subsidiary of the Company), and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with such payments.

(k) No member of the Company Group has made any election pursuant to Section 965(h) of the Code.

(l) No member of the Company Group has requested or received a private letter ruling, technical advice memorandum or similar ruling from any Tax Authority.

(m) The Company is, and has been at all times since its formation, treated as a corporation (that is not an S corporation within the meaning of Code Section 1361 or a qualified subchapter S subsidiary within the meaning of Treasury Regulations Section 1.1361-2) for U.S. federal income, state and local tax purposes, and has taken no position on any Tax Return or otherwise inconsistent with such treatment.

(n) Notwithstanding anything herein to the contrary, nothing in this Agreement shall be construed as a representation or warranty regarding the amounts of or the Company’s or any other Person’s ability to utilize or otherwise benefit from net operating losses, capital losses, deductions, credits and other similar items of the Company in any taxable period (or portion thereof) beginning after the Closing Date.

Section 3.12 Contracts and Commitments.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of the following Contracts in effect as of the date hereof to which any member of the Company Group is a party or is bound (excluding any Company Plan) (collectively, whether set forth or required to be set forth on Section 3.12(a) of the Company Disclosure Schedules, the “Material Contracts”):

(i) any Contract or indenture relating to (A) Indebtedness, (B) to mortgaging, pledging or otherwise placing any Lien (other than Permitted Liens) on any assets of the Company Group, (C) the making of any loan or investment, (D) any guaranty of any obligation for borrowed money or (E) any other guaranty; provided, however, that, the foregoing shall not require the scheduling of any confidentiality agreements entered into in connection with any such Contract or indenture;

(ii) any Contract under which it is (i) lessee, or holds or operates any personal property owned by any other party, for which the annual rental payments exceed $[*] or (ii) lessor of or permits any third party to hold or operate any personal property for which the annual rental payments exceed $[*];

(iii) any Government Contract under which any member of the Company Group has made or received annual payments in excess of $[*] for the past [*];

(iv) any Contract or group of related Contracts (provided that this clause (iv) shall not require the scheduling of any purchase order, other than open purchase orders that provide for payments in excess of $[*]) with the same party for the purchase or sale of products or services that provide for annual payments by or to the Company Group in excess of $[*] during any twelve month period;

(v) (A) any Contract relating to any merger, consolidation, business combination, acquisition or disposition (including any acquisition or disposition of a material amount of stock or assets of any Person or any real property) by any member of the Company Group under which any material continuing obligations (other than confidentiality obligations) remain outstanding or (B) any partnership, joint venture, strategic alliance, exclusive collaboration or exclusive development (including exclusive joint development with the Company Group) agreement or similar arrangement relating to the Company Group;

(vi) all Contracts involving a settlement or compromise of any Action to which any member of the Company Group or any of their respective directors or officers (in their capacity as such) is a party (except to the extent disclosed under clause (viii) below) (A) that has been entered into in the last [*] years that has any material continuing obligations (other than confidentiality obligations) on the part of the Company or its Subsidiary in excess of $[*] or (B) under which the Company or any of its Subsidiaries is required to comply with any material covenants (other than confidentiality obligations) after the date hereof;

(vii) any Contract pursuant to which any member of the Company Group (A) is granted any license or other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to be sued) under any material Intellectual Property, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or similar generally available licenses entered into in the Ordinary Course of Business or (B) grants any license or other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any material Intellectual Property, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements or non-exclusive outbound licenses entered into in the Ordinary Course of Business that are incidental and not material to performance under the applicable agreements;

(viii) any Contract relating to the ownership or development of any material Company Owned IP (excluding intellectual property assignment agreements entered into with employees and independent contractors in the Ordinary Course of Business and material transfer agreements, clinical trial agreements or services agreements);

(ix) other than purchase or sale orders placed by the Company Group in the Ordinary Course of Business, any Contract (or group of related Contracts) for the purchase or sale of inventory, goods, products, equipment or other personal property, in each case, for annual payments by or to the Company Group of $[*] or more, in each case, other than confidentiality agreements entered into in the ordinary course of business;

(x) any Contract including covenants by any member of the Company Group that purport to restrict the ability of the Company Group from competing or conducting business in any territory;

(xi) any labor agreement, collective bargaining agreement or any other agreements or arrangements with any labor union, labor organization, or works council (each, a “CBA”);

(xii) any Affiliate Contract;

(xiii) any Contract (provided that this clause (xiii) shall not require the scheduling of any purchase order) that involves or is related to (A) a grant of any right of first offer or right of first refusal relating to any material assets of the Company or its Subsidiaries, (B) any supplier or vendor to the Company Group of products or services that cannot be obtained from another source for a substantially similar cost with substantially similar quality or quantity, (C) obligations to purchase total requirements of any products or service from any other Person, including minimum purchase obligations, or any similar “take or pay” provisions or (D) exclusive manufacturing rights, exclusive marketing or distribution rights, “most favored nation” pricing provisions or exclusive rights with respect to a geography, supply, service or product, in each case, other than confidentiality agreements entered into in the ordinary course of business;

(xiv) any Contract requiring or otherwise relating to any future capital expenditures by the Company or its Subsidiaries in excess of $[*] in any calendar year;

(xv) any Contract that provides for the indemnification of any Person by the Company or its Subsidiary, in each case, which would reasonably be expected to require payments in excess of $[*] in any calendar year, other than indemnification obligations entered into in the ordinary course of business;

(xvi) any Contract (provided that this clause (xvi) shall not require the scheduling of any purchase order) for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in each case which have been or which are being marketed, distributed, supported, sold or licensed out on a commercial basis, in each case by or on behalf of the Company; or

(xvii) any Contract (except for any purchase order) with a Material Supplier, other than confidentiality agreements entered into in the ordinary course of business.

(b) The Company has delivered to Parent or its counsel true, complete and correct copies (or, in the case of oral Contracts, summaries (in reasonable detail of all material provisions)) of each Material Contract (in each case, as amended to date) listed on Section 3.12(a) of the Company Disclosure Schedules. Each such Material Contract is a valid, binding and enforceable agreement of the applicable member of the Company Group party thereto and is in full force and effect and, to the Knowledge of the Company, each other party thereto in accordance with its terms.

(c) No member of the Company Group has, in any material respect, violated or breached, or committed any default under, any Material Contract and, to the Knowledge of the Company, no other party thereto has materially violated or breached, or committed any material default under, any Material Contract (nor, to the Knowledge of the Company, does there exist any condition which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a material violation, breach or default under any Material Contract). Since January 1, 2021, no member of the Company Group has received any written notice of default or breach under any Material Contract. No event has occurred as a result of actions or inactions of a member of the Company Group that will result in a material violation or material breach of any of the provisions of any Material Contract.

Section 3.13 Intellectual Property; Information Technology and Privacy.

(a) Section 3.13(a)(i) of the Company Disclosure Schedules sets forth a true, complete and correct list of all registrations and applications for Company Intellectual Property, including the jurisdictions in which each such item of Company Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, and the application or registration number, title, owners (beneficial and of record) and status for each such item of Company Intellectual Property. All Company Intellectual Property is subsisting and, to the Knowledge of the Company, is valid and enforceable. One or more members of the Company Group exclusively owns and possesses all right, title and interest in and to the Company Owned IP (including all Company Registered IP) (other than any Contract set forth on Section 3.12(a)(vii)(B) of the Company Disclosure Schedules or any immaterial license granted by any member of the Company Group), free and clear of all Liens (other than Permitted Liens). One or more members of the Company Group own or have a valid and enforceable license to use the Company Intellectual Property, and all Intellectual Property used or held for use in the operation of the business of the Company Group shall be available for use by the Company and its Subsidiaries on substantially the same terms and conditions immediately subsequent to the Closing as those that were applicable to the Company Group immediately prior to the Closing. The Company and its Subsidiaries have the sole and exclusive right to bring a claim or suit against a third party for past, present or future infringement or other violation of the Company Registered IP and to retain for itself any damages recovered in any such action.

(b) Neither the execution, delivery and performance of this Agreement or any Transaction Document nor the consummation of the Merger will result in the loss or impairment of or payment of any additional amounts (other than those based on usage, volume, or quantity) with respect to, nor require the consent of any other Person in respect of, the right of the Company Group to own, use or hold for use any of the Company Intellectual Property.

(c) None of the Company Owned IP and no other Company Intellectual Property have been adjudged invalid or unenforceable in whole or part, or, in the case of any pending Patent applications included in the Company Intellectual Property, have been the subject of a final and nonappealable finding of unpatentability. All registration, maintenance and renewal fees applicable to any Company Owned IP and to the Knowledge of the Company all other Company Intellectual Property, that are currently due have been paid or will be paid in advance of the deadline and all documents and certificates related to such items have been filed or will be filed in advance of the deadline, with the relevant Governmental Entity or other authorities in the applicable jurisdictions for the purposes of maintaining such items.

(d) The operation of the Business and the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale, offer for sale, provision, distribution and licensing out of any Company Product, in each case as it is currently conducted or has been conducted by the Company Group since January 1, 2021, has not, does not, and, when such activity is conducted by Parent or the Surviving Corporation following the Closing, will not infringe, misappropriate or otherwise violate any Intellectual Property of any Person. No Action has been asserted since January 1, 2021, is pending, or, to the Knowledge of the Company, has been threatened in writing (including any invitations to take a license), against any member of the Company Group alleging that the conduct of any member of the Company Group’s business infringes, misappropriates or otherwise violates, or will infringe, misappropriate or otherwise violate, any Intellectual Property of another Person.

(e) No Action is pending or threatened in writing by any member of the Company Group against any other Person alleging any infringement, misappropriation or other violation of any Company Intellectual Property.

(f) No member of the Company Group is, and no member of the Company Group has since January 1, 2021, been party to any interference, derivation, proceeding, opposition, reissue, reexamination proceeding, post-grant proceeding, cancellation proceeding, or other Action (other than routine office actions in ordinary course prosecution of pending Intellectual Property applications) that (i) contests the registrability, scope, ownership, use, validity or enforceability of any Company Intellectual Property or (ii) is based upon, or challenges or seeks to deny or restrict, any rights of any member of the Company Group in any of the Company Intellectual Property. To the Knowledge of the Company, no such an Action is threatened against any member of the Company Group.

(g) Each (i) current and former employee, officer and director of each of the Company Group, and (ii) current and former Contractor, in each case who has been involved in the creation, invention or development of material Company Owned IP or Company Products for or on behalf of a member of the Company Group (each, a “Contributor”), has executed and delivered (and is in compliance with) a valid and enforceable written assignment agreement duly and validly assigning to the applicable member of the Company Group all rights to any Intellectual Property created, developed or delivered by such Person with respect to such Company Owned IP or Company Products. Without limiting the foregoing, no Contributor owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to Company Owned IP, or Company Products, nor has any Contributor made any written assertions to the Company Group with respect to any alleged ownership or any such right, claim, interest or option, nor threatened any such assertion in writing; and except as would not be material to the Company taken as a whole, none of this Agreement, any Transaction Document, the Merger or the other transactions contemplated hereby or thereby, including the assignment to Parent by operation of law or otherwise of any Contracts to which any member of the Company Group is a party, will provide any Contributor with any such right, claim, interest or option.

(h) The Company Group has taken commercially reasonable steps designed to protect all confidential information, trade secrets and Personal Information Processed by the Company Group against loss and unauthorized access, use, modification or other misuse. The Company’s material IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Company Group to conduct its businesses as currently conducted, and the Company Group has maintained the applicable IT Assets in accordance with industry-standard practices, in each case, in all material respects. With respect to the use of the Software in the Business, no member of the Company Group has ever experienced any material defects in such Software, including any material error or omission in the processing of any transactions other than defects which have been corrected.

(i) No funding, facilities or resources of any government, military, university, college, other educational institution or research center (“R&D Sponsor”) was or is directly used in the development of the Company Products or Company Intellectual Property, in any manner that would give such R&D Sponsor any ownership or licensed rights to Company Products or Company Intellectual Property. To the Knowledge of the Company, no Contributor was employed by or has performed services for any R&D Sponsor during the period of time during which such Contributor was also performing services for the Company Group, in any manner that would give such R&D Sponsor any ownership or licensed rights to Company Products or Company Intellectual Property. No R&D Sponsor has any claim of right to, ownership of or other Lien on any Company Intellectual Property.

(j) The Company Group and, to the Knowledge of the Company, each Person Processing Personal Information for or on behalf of the Company Group, has materially complied with, and has not since January 1, 2021, materially violated, any applicable Privacy Requirements. None of the execution, delivery and performance by the Company of this Agreement or any Transaction Document to which it is a party, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, will result in any violation in any material respect by the Company Group of applicable Privacy Requirements. The Company Group (i) has implemented commercially reasonable measures designed to protect all Personal Information Processed by the Company Group, as applicable, and (ii) has not received since January 1, 2021, any written complaint from any Governmental Entity or any other Person, alleging that its

Processing of Personal Information is in material violation of applicable Privacy Requirements that is pending or unresolved. To the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to such a complaint, proceeding or claim insofar as the same relate to the Company Group. Each Company Privacy Policy has at all times since January 1, 2021, made disclosures to users or customers as required by Privacy Laws, and none of such disclosures made or contained in any such Company Privacy Policy has been materially inaccurate, misleading or deceptive in violation of any applicable Privacy Law.

(k) The Company Group maintains, and has maintained and operated in accordance with, a commercially reasonable security and data protection program that (i) is designed to identify internal and external risks to the security of the IT Assets, confidential information and Personal Information; (ii) includes administrative, physical, organizational, technical and other safeguards designed to control and otherwise manage those risks; (iii) includes an incident response plan and notification procedures in compliance with Privacy Requirements in the case of any breach of security compromising Personal Information; and (iv) complies in all material respects with the obligations of the Company Group, as applicable, under Privacy Requirements.

(l) To the Knowledge of the Company, there have not been material Security Incident. No member of the Company Group has notified, or been required under applicable Privacy Laws to notify, any third party of any Security Incident involving Personal Information.

Section 3.14 Litigation. There is, and since January 1, 2021, there has been, no Action pending, or, to the Knowledge of the Company, threatened in writing against any member of the Company Group or any of their respective directors or officers (in their capacity as such), properties, assets or business. There is, and since January 1, 2021, there has been no, Action pending by any member of the Company Group or any of their respective directors or officers (in their capacity as such). No member of the Company Group is, and since January 1, 2021, has been, subject to any settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity (“Order”).

Section 3.15 Employee Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of (A) each Company Plan as of the date hereof (other than option grants made pursuant to the standard forms of option agreement and grant notice) and (B) each benefit plan maintained by a professional employer organization that provides benefits to any employees of the Company (each, a “PEO Plan”). With respect to each Company Plan, the Company has provided or made available to Parent or its representatives true, complete and correct copies, as applicable, of: (i) all plan documents embodying each Company Plan including all amendments thereto and all related trust documents, (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Plan, (iii) if the Company Plan is funded, the most recent annual and periodic accounting of Company Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Plan, (v) all material written agreements and material contracts relating to each Company Plan, (vi) all material and non-routine correspondence to or from any

Governmental Entity relating to any Company Plan within the past [*], (vii) all nondiscrimination test reports for each Company Plan for the [*] most recent plan years, and (viii) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Plan. With respect to each PEO Plan, the Company has provided or made available to Parent or its representatives true, complete and correct copies, as applicable, of: (x) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each PEO Plan, and (y) all nondiscrimination test reports with respect to the Company’s employees’ participation in each PEO Plan for the [*] most recent plan years.

(b) The Company has never maintained, established, sponsored, participated in, contributed to, or agreed or been required to maintain, establish, sponsor, participate in or to contribute to, (i) any “employee benefit pension plan” (as defined in Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) any multiemployer plan (as defined in Sections 3(37) and 4001(a)(3) of ERISA); (iii) any multiple employer plan or plan described in Section 413 of the Code; or (iv) any multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability for the Company Group or any ERISA Affiliate that could be a liability of the Parent or its Affiliates (including the Company or any of its Subsidiaries) following the Closing.

(c) Each Company Plan and, to the Knowledge of the Company, each PEO Plan, has been established, funded, operated, maintained and administered in compliance in all material respects with its terms and applicable Law. Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified, has timely received a current favorable determination letter or is the subject of a favorable opinion or advisory letter from the IRS on which the Company can rely and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to affect the qualified status or qualification of any such Company Plan. The Company Group has not incurred (whether or not assessed) any material penalty or material Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There have been no non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breaches of fiduciary duty (as determined under ERISA) with respect to any Company Plan, or, to the Knowledge of the Company, any PEO Plan. All contributions, distributions, reimbursements and premium payments required under the terms of any Company Plan and, with respect to the Company’s employees’ participation under a PEO Plan, any PEO Plan, or applicable Law have been timely made for all periods ending on or prior to the Closing Date, or if not yet, due, properly accrued in accordance with GAAP. All material reports, returns, notices and similar documents required to be filed with any Governmental Entity or distributed to any Company Plan participant have been timely filed or distributed.

(d) To the Knowledge of the Company Group, each Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code, and (ii) has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. No amount under any such Company Plan has been, is or is reasonably expected to be subject to the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code. No amounts paid or payable by the Company Group are subject to any Tax or penalty imposed under Section 457A of the Code.

(e) There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Plan or against the assets of any Company Plan, or, with respect to the Company’s employees’ participation under a PEO Plan, any PEO Plan. There are no, or within the last [*] years have not been any, audits, examinations, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Entity with respect to any Company Plan or, with respect to the Company’s employees’ participation under a PEO Plan, any PEO Plan. To the Knowledge of the Company, no Company Plan or PEO Plan is engaged in any government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f) Each Foreign Plan and, to the Knowledge of the Company, each Foreign PEO Plan, has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws. Each Foreign Plan and, to the Knowledge of the Company, each Foreign PEO Plan required to be registered or approved by a non-U.S. Governmental Entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. Each Foreign Plan and, to the Knowledge of the Company, each Foreign PEO Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in full compliance with applicable Law (to the extent such a fully funded or fully insured Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Parent or any of their Affiliates being required to make additional contributions to such Foreign Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Foreign Plan.

(g) None of the Company Plans or PEO Plans obligates the Company Group to provide a current or former employee, consultant, director or other service provider (or any beneficiary or dependent thereof) of the Company Group any life insurance or medical or health benefits after his or her termination of employment or service with the Company Group other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(h) No member of the Company Group has any obligation to gross-up, indemnify or otherwise reimburse any current or former director, officer, employee or individual consultant of the Company Group for any Taxes incurred by such Person, including under Code Section 409A or Code Section 4999, or any interest or penalty related thereto.

(i) Neither the execution and delivery of this Agreement or any Transaction Document thereto nor the consummation of the Transactions (alone or together with any other event) could (i) entitle any current or former director, officer, employee or individual consultant of the Company Group to severance pay, or any other termination payment or benefit from the Company Group; (ii) materially increase any payment, benefit or other compensation that becomes due or payable to any current or former director, officer, employee or individual consultant of the Company Group; (iii) accelerate the time of payment, funding (through a grantor trust or otherwise) or vesting, or materially increase the amount of compensation, payment or benefits due any current or former director, officer, employee or individual consultant; or (iv) result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

Section 3.16 Insurance. Section 3.16 of the Company Disclosure Schedules sets forth a true, complete and correct list of all of the material Insurance Policies. The Insurance Policies are collectively of the type and in the amounts as is customary and appropriate in the industry in which each member of the Company Group operates, including all legally required workers’ compensation insurance, casualty, fire, products liability and general liability insurance. All of the Insurance Policies are in full force and effect, and the Company Group is not in material default with respect to its obligations under any of such Insurance Policies or has otherwise failed to comply in all material respects with the terms and conditions of such Insurance Policies. All policy premiums due and payable have either been paid or adequate provisions for the payment thereof by the Company Group have been made. Since January 1, 2021, no member of the Company Group has received any written notice of any material increase of premiums with respect to, or cancellation or non-renewal of, any of such Insurance Policies. Since January 1, 2021, there has been no material claims by the Company Group under any of such Insurance Policies relating to the business, assets or properties of the Company Group as to which any insurance company is denying liability or defending under a reservation of rights or similar clause other than a general reservation of rights. The Company Group has complied in all material respects with all requirements to purchase insurance under Contracts to which any member of the Company Group is a party and under applicable Law, including requirements to provide and/or retain evidence of such insurance. The Company Group has notified its insurers of any incidents that occurred prior to the Effective Time that could reasonably be expected to result in a claim after the Effective Time. Since January 1, 2021, there have been no claims or events that could give rise to a claim that would be covered by an Insurance Policy customarily carried by Persons conducting a business similar to the Company Group’s business, but for which the Company has not purchased coverage.

Section 3.17 Compliance with Laws; Permits.

(a) The Company Group is, and since January 1, 2021, has been, in compliance in all material respects with all applicable Laws. Since January 1, 2021, no member of the Company Group has received any written communication from any Governmental Entity or private party alleging noncompliance in any material respect with any applicable Law. The Company Group does not have any material Liability for failure to comply in any material respect with any Law and, to the Knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any material action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information or any such Liability. The Company Group has not conducted any internal investigation with respect to any actual, potential or alleged violation in any material respect of any applicable Law by any manager, member or other equityholder, officer or employee or concerning actual or alleged fraud.

(b) The Company Group and its respective directors, officers, employees, and, to the Knowledge of the Company, agents and other persons acting for or on its behalf are, and have been since January 1, 2021, in compliance in all material respects with the Foreign Corrupt Practices Act, any applicable legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company has conducted its business (collectively, “Anti-Bribery Laws”). Since January 1, 2021, no member of the Company Group nor any of its respective directors, officers, employees or, to the Company’s Knowledge, agents, has directly or indirectly, offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (i) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (ii) any political party or official thereof, (iii) any candidate for political or political party office or (iv) any other Person affiliated with any customer, political party, official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes of (A) influencing any act or decision of any Person in his or her official capacity, (B) inducing any Person to do or omit to do any act in violation of the lawful duty of such Person, or (C) inducing such Person to use his or her influence improperly, including with a Governmental Entity, to affect or influence any act or decision of such Governmental Entity in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. Since January 1, 2021, no member of the Company Group has received any written communication from any applicable Governmental Entity or private party that alleges that any member of the Company Group, or any of its respective directors, officers, employees, agents or other persons acting for or on its behalf, are or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of any member of the Company Group or its respective directors, officers or employees. No member of the Company Group has made nor anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. The Company Group has not conducted any internal investigation with respect to any actual, potential or alleged violation of any Anti-Bribery Law by any director, officer, employee or other persons acting for or on its behalf. The Company Group has implemented and maintains a system of internal controls, policies and procedures reasonably designed to deter and detect material violations of, and ensure compliance in all material respects with, the Anti-Bribery Laws.

(c) The Company Group is, and since January 1, 2021, has been, in compliance in all respects with all applicable Laws with regard to anti-money laundering, as well as related regulations and rules, applicable to the activities of the Company Group.

(d) For the past [*] years, the Company Group and each of its directors, officers, employees and, to the Company’s Knowledge, agents have been in compliance in all material respects with Customs & Trade Laws and applicable Sanctions. The Company Group has in place written policies, controls and systems reasonably designed to ensure compliance in all material respects with Customs & Trade Laws in each of the jurisdictions in which the Company Group does business and all applicable Sanctions. There are and since January 1, 2021, have been, no pending or, to the Company’s Knowledge, threatened claims or any legal action against, or investigation, inquiry or enforcement proceeding by any applicable Governmental Entity of, the Company Group, nor is there or has there been any judgment, penalty or citation imposed (or, to the Company’s Knowledge, threatened to be imposed) upon the Company Group by or before any applicable Governmental Entity in connection with any alleged violation of Customs & Trade Laws or Sanctions.

(e) For the past [*] years, the Company Group has not engaged in any dealings or transactions in or with any Restricted Person, nor is the Company currently engaged in any such activities.

(f) All federal, state, local and foreign licenses, permits, consents, franchise, privileges, immunities, authorizations, exemptions, registrations, certificates, variances or other approvals or rights required for the operation of the business of the Company Group (collectively, “Permits”) are in the possession of the Company Group, are in full force and effect and are being complied with in all material respects. All fees required to be paid in connection with such Permits have been paid in all material respects. The Permits are valid and subsisting, and, to the Company’s Knowledge, no Governmental Entity intends to modify, cancel, terminate or not renew any Permit. To the Company’s Knowledge, no Person other than the Company Group owns or has any proprietary, financial or other interest (direct or indirect) in any of the Permits. To the Company’s Knowledge, the consummation of the Transactions will not result in the loss of any Permit. The Company Group has conducted and is conducting its business in material compliance with the requirements, standards, criteria and conditions set forth in the Permits. The Company has made available to Parent true, complete and correct copies of all Permits held by the Company Group.

Section 3.18 Regulatory Matters.

(a) The Company has obtained all Permits required by the FDA to conduct the business of the Company as it is currently conducted (the “FDA Permits”). All of the FDA Permits are in full force and effect, and the Company is in material compliance with each such permit held by or issued to it. The Company has not received any written notice of any threatened or pending complaint, charge, investigation, hearing, warning letter, untitled letter, finding of deficiency or noncompliance, adverse inspection report, FDA Form 483, penalty, fine, sanction, request for recall, or other remedial action, audit, audit report, or any revocation, withdrawal, or suspension of any approval, permit, registration, license or other authorization, or other adverse regulatory action by any Governmental Entity pursuant to any Laws applicable to the Company.

(b) The Company Products are being, and at all times have been, developed, tested, labeled, manufactured, stored, imported, exported and distributed, as applicable, in compliance in all material respects with the FDCA and applicable implementing regulations issued by the FDA and applicable Laws and applicable implementing regulation issued by the European Medicines Agency (“EMA”), the National Medical Products Administration of China (the “NMPA”) and any other applicable Governmental Entities, including, as applicable, those Laws relating to the FDA’s current good manufacturing practices, Good Laboratory Practices, Good Clinical Practices, investigational use and applications to market a new pharmaceutical product.

(c) The Company has made available to Parent as of the date of this Agreement a complete and correct copy of (w) all material submissions to the FDA, EMA or NMPA regarding the Company Products, including all INDs and all supplements and amendments thereto (“Regulatory Submissions”), (x) all material correspondence to or from the FDA, EMA or the NMPA with respect to the Company Products, (y) all material contact reports or similar reports documenting meetings, phone calls or other material communications with the FDA, EMA or NMPA and (z) all study reports (including any interim or preliminary study reports). All Regulatory Submissions (and any supporting documentation thereto) and, any and all requests for authorizations, approvals, certificates, waivers, certifications, clearances, notifications, licenses or permits of the FDA, EMA, NMPA or any other comparable non-U.S. Governmental Entity relating to the Company, the business currently conducted by the Company and the Company’s products, when submitted to the FDA or any other comparable non-U.S. Governmental Entity, including institutional review boards, independent ethics committees, or similar bodies, were, to the Company’s Knowledge, true and correct in all material respects as of the date of submission or subsequently corrected.

(d) Except as disclosed in Section 3.18(d) of the Company Disclosure Schedules, the Company has not sponsored or conducted any clinical trial (including, but not limited to any trial conducted pursuant to an exploratory IND or exploratory clinical trial application).

(e) To the extent required by applicable Laws, all clinical studies, preclinical studies and tests conducted by or on behalf of the Company have been, and if still pending are being, conducted in material compliance with the research protocols submitted to the FDA or other Governmental Entity, Good Laboratory Practices, Good Clinical Practices, and all applicable Laws, including, but not limited to, the FDCA, the Laws of the EMA, and the Laws of NMPA. No clinical study conducted by or on behalf of the Company has been terminated or suspended prior to completion for reasons of regulatory non-compliance. None of the FDA, EMA, NMPA or any other applicable Governmental Entity, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical study conducted by or on behalf of the Company has commenced, or, to the Company’s Knowledge, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend or refuse to commence, any proposed or ongoing investigation or study conducted or proposed to be conducted by or on behalf of the Company.

(f) To the extent required by applicable Laws, all preclinical tests performed in connection with or as the basis for any regulatory approval that has been sought or obtained for the Company Products, and, to the Company’s Knowledge, all other preclinical tests prepared in connection with or as the basis for any such regulatory approval, have been conducted in material compliance with all applicable Laws and rules, including, where applicable, Good Laboratory Practice, the United States Animal Welfare Act, the International Conference on Harmonization’s (ICH) Guideline on Nonclinical Safety Studies for the Conduct of Human Clinical Trials for Pharmaceuticals or the ICH Guideline on Safety Pharmacology Studies for Human Pharmaceuticals.

(g) The Company is not subject to any investigation that is pending and of which the Company has been notified in writing or, to the Company’s Knowledge, which has been threatened, in each case by (i) the FDA or (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729).

(h) The Company has not submitted any claim for payment to any government healthcare program in connection with any referrals related to any of the Company Products that violated in any material respect any applicable self-referral law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. §1395nn, or any applicable state self-referral law.

(i) The Company has not submitted any claim for payment to any government healthcare program related to any of the Company Products in material violation of any laws relating to false claims or fraud, including the Federal False Claim Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud law.

(j) The Company has, since January 1, 2021, complied in all material respects with all applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder.

(k) All manufacturing operations conducted by or for the benefit of the Company with respect to the Company Products have been and are being conducted in material compliance with applicable Laws, including, to the extent applicable, the provisions of the FDA’s current good manufacturing practice regulations, and the respective counterparts thereof promulgated by the EMA, NMPA and other Governmental Entities in countries outside the United States. Except as disclosed in Section 3.18(k)(i) of the Company Disclosure Schedules, the Company has not recalled any Company Products and no Governmental Entity has suspended or otherwise restricted the manufacture of any of the Company Products. Except as disclosed in Section 3.18(k)(ii) of the Company Disclosure Schedules, the Company has not received any written notice that the FDA, EMA, NMPA or any other Governmental Entity, any relevant institutional review board, independent ethics committee or any other similar body has initiated, or threatened to initiate, any action to suspend or otherwise restrict the manufacture of any of the Company Products.

(l) Neither the Company nor any of its employees, Representatives or Affiliates has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for the EMA, NMPA or any other Governmental Entity to invoke any such similar policies set forth in any applicable Laws. None of the Company or, to the Company’s Knowledge, any of its officers, directors, employees or Representatives, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or exclusion under applicable Laws, including 21 U.S.C. Section 335a and 42 U.S.C. Section 1320a-7. To the Company’s Knowledge, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion of the Company are pending or threatened, against the Company or any of its officers, directors, employees or Representatives.

(m) The Company has not marketed, advertised, distributed, sold, or commercialized any product and is not currently marketing, distributing, selling, or otherwise commercializing any product.

(n) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (x) the Company owns, and has possession of or control over, all of the Company’s Personal Information and pre-clinical, clinical and other similar material data and information, including any databases containing any such data and information, and (y) such data and information (i) does not include non-key-coded clinical trial participant information or the means for reversing key coding, (ii) is located at the Company’s premises and in the Company’s systems and is generally available and accessible to the Company and is stored and backed-up on a regular basis, and (iii) will be owned, in the possession and control of, and to the Knowledge of the Company, available for use by, Parent immediately following the Closing Date, free and clear of any restrictions, limitations or obligations except as set forth in the applicable informed consent forms. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, (A) the Company has obtained all consents and approvals that are necessary to collect, process, use and disclose the Personal Information in its possession, and (B) there is no unauthorized use by the Company or, to the Knowledge of the Company, its non-employee service providers, of such Personal Information. The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and, if tested, such plans and procedures have been proven effective upon testing in all material respects.

(o) Since January 1, 2021, there has not occurred any Key Clinical Event. As used in this Section 3.18, a “Key Clinical Event” means any action, or any event, fact, circumstance, occurrence or adverse audit or inspection finding that would reasonably be expected to lead to an action, by a Governmental Entity to place a clinical hold order on, or otherwise terminate, suspend or restrict, any ongoing clinical trial, which, in the case of any of the foregoing, would reasonably be expected to materially delay or materially impair submission of the BLA seeking regulatory approval of Company Products proposed to be made by the Company.

(p) To the Company’s Knowledge, there have been no Serious Adverse Events that have not been described in the final clinical study reports for clinical studies of any Company Products. For purposes hereof, (i) “Serious Adverse Event” means, with respect to any Company Product, any Adverse Experience that results in any of the following outcomes: death, a life threatening Adverse Experience, inpatient hospitalization or prolongation of existing hospitalization, a persistent or significant disability or incapacity, a congenital anomaly or birth defect or any other effect that may otherwise jeopardize the patient or clinical study subject or may require intervention to prevent one of the aforementioned outcomes and (ii) “Adverse Experience” means any untoward medical occurrence in a patient or clinical investigation subject administered any Company Product, and which does not necessarily have a causal relationship with the treatment for which such Company Product is intended to be used, including any unfavorable and unintended sign (including an abnormal laboratory finding), symptom, or disease temporally associated with the use of such Company Product, or the worsening in severity of a pre-existing condition after administration of such Company Product, whether or not related to such Company Product.

(q) The Company has delivered to Parent copies of all correspondence, filings, and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and the FDA or members of its staff, on the other hand.

Section 3.19 Environmental Matters. The Company Group is in compliance in all material respects with all Environmental Laws, which compliance includes the possession by the applicable member of the Company Group of all Permits required under Environmental Laws (collectively, “Environmental Permits”) and compliance with the terms and conditions thereof. Each material Environmental Permit is in full force and effect and all applications as necessary for renewal of such material Environmental Permits have been timely filed. No member of the Company Group has received any written communication or written notice from any Person that alleges that such member of the Company Group is not in compliance in all material respects with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances currently or previously existing that would reasonably be expected to result in a material violation of or non-compliance under any Environmental Law. There is no Environmental Claim pending or, to the Knowledge of the Company, threatened in writing against the Company Group or against any Person whose liability for any Environmental Claim the Company Group has retained or assumed, either contractually or by operation of law, and to the Knowledge of the Company, no current or prior owner of any Leased Realty has received any communication or notice from any Person that alleges that such current or prior owner or the Company Group, as applicable, is not in compliance in all material respects with any Environmental Law. There has been no Release or presence of or exposure to any Hazardous Materials at or from any Leased Realty or any other property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or its Subsidiaries that would reasonably be expected to result in a material liability or material obligations for any member of the Company Group under any Environmental Law. No member of the Company Group (i) is a party to or subject to any Order imposing material liabilities or material obligations pursuant to Environmental Laws or (ii) has received any written information requests from a Governmental Entity relating to material matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

Section 3.20 Affiliate Transactions. No equityholder, officer, employee, member of the board of directors (or any individual in such officer’s, employee’s or director’s immediate family) or Affiliate of the Company or their respective Affiliates (other than the Company Group: (a) is a party to any Contract or transaction with the Company Group (other than employment agreements) (each such Contract, an “Affiliate Contract”), (b) has any interest in any property or right used by the Company Group, (c) to the Knowledge of the Company, has a claim or cause of action against the Company Group, or (d) owes or is owed any payment or obligation to or by the Company Group (other than in connection with employment agreements). There is no Related Party Financing as of the execution of this Agreement.

Section 3.21 Employees.

(a) Section 3.21(a) of the Company Disclosure Schedules sets forth a true, complete and correct list as of the date hereof containing the identification number, date of hire (or recognized service date), position, location, and annual base salary or hourly wage rate, target annual bonus (and for sales employees, annual sales incentive targets), and any visas or work permits held (with any applicable expiration dates), of each Employee who is employed by the Company immediately before the Effective Time.

(b) Section 3.21(b) of the Company Disclosure Schedules sets forth a true, complete and correct list containing the name, original date of engagement, and consulting or contracting fee for each natural Person who serves as a consultant, independent contractor or other non-employee service provider of the Company Group.

(c) None of the Company Group is a party to or bound by any CBA; no Employees are represented by any labor union or labor organization with respect to their employment with the Company Group; and there is no, and since January 1, 2021, there has been no actual or, to the Knowledge of the Company, threatened, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing, or other labor disputes against or affecting the Company Group. No labor union, labor organization, works council, or group of Employees of the Company Group has made a pending demand in writing for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there have not been, and there currently are no, labor union organizing activities with respect to any Employees.

(d) The Company Group is, and since January 1, 2021, has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, employee training and notices, unemployment insurance and COVID-19. Since January 1, 2021, the Company has not incurred any material Liability arising from the misclassification of (i) any current or former independent contractor of the Company Group pursuant to any applicable Law and (ii) any current or former Employee as exempt from applicable minimum wage and overtime Laws. There is no Action pending, at Law or in equity, or before or by any Governmental Entity, or, to the Knowledge of the Company, threatened between the Company Group, on the one hand, and (i) any Company Service Provider or (ii) any person who is seeking or who formerly sought to become a Company Service Provider, on the other, in connection with the employment or termination of employment of any such Company Service Provider.

(e) None of the Company Group is party to any settlement agreement with a Company Service Provider involving allegations of sexual harassment by a Company Service Provider. Since January 1, 2021 until the date hereof, no allegations of sexual harassment or sexual misconduct have been made against the Company or any officer, director or executive of the Company (in their capacity as such).

(f) To the Knowledge of the Company, no Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or (ii) to a former employer of any such Employee relating (A) to the right of any such employee to be employed by the Company or (B) to the Knowledge or use of trade secrets or proprietary information.

(g) The Company Group is and, since January 1, 2021, has been in compliance in all material respects with all notice and other requirements under the Worker Adjustment and Retraining Notification Act and any similar Law relating to plant closings and layoffs.

(h) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material reduction in hours, or material reduction in salary or wages, affecting a group of Employees has occurred since January 1, 2022, or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

Section 3.22 Assets. The Company Group has good, valid and marketable title to, or a valid leasehold interest in, all tangible assets, rights and properties used, held for use or owned by the Company Group, free and clear of all Liens (other than Permitted Liens). All of the material tangible assets used or held for use in the Company Group’s business have been maintained in a reasonably prudent manner and are in good operating condition and repair, ordinary wear and tear excepted.

Section 3.23 Restricted Securities. The Company and the Representative (on behalf of the Company Securityholders) acknowledge that the Parent Common Stock that will or may become payable pursuant to this Agreement has not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of each of the Company’s and Company Securityholders’ representations as expressed herein and in the other Transaction Documents. The Company acknowledges that the shares of Parent Common Stock to be issued hereunder are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Company Securityholders must hold the Parent Common Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Company and the Representative (on behalf of the Company Securityholders) acknowledge that Parent has no obligation to register or qualify the Parent Common Stock for resale except as set forth in the Registration Rights Agreement. The Company and the Representative (on behalf of the Company Securityholders) further acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Parent Common Stock, and on requirements relating to Parent which are outside of the Company Securityholders’ control, and which Parent is under no obligation and may not be able to satisfy.

Section 3.24 Legends. The Company and the Representative (on behalf of the Company Securityholders) understand and acknowledge that the Parent Common Stock and any securities issued in respect of or exchange for the Parent Common Stock, may be notated with one or all of the following legends:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(a) Any legend set forth in, or required by, any other applicable Transaction Document.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Parent Common Stock represented by the certificate, instrument, or book entry so legended.

Section 3.25 Accredited Investors. Each Company Securityholder who will receive any shares of Parent Common Stock hereunder is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 3.26 Suppliers. Section 3.26 of the Company Disclosure Schedules sets forth a correct and complete list, as of the date hereof, of the Material Suppliers and the amount of consideration paid to each Material Supplier by the Company during such period. During the twelve (12) months prior to the date hereof, neither the Company nor any of its Affiliates has received any notice, whether written or oral, from any Material Supplier indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with any member of the Company Group.

Section 3.27 Brokers; Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or by any of its Affiliates (for which the Company or any of its Subsidiaries may be liable), to any broker’s, finder’s, financial advisor’s or other similar fee or compensation in connection with any of the Transactions.

Section 3.28 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III OR THE OTHER TRANSACTION DOCUMENTS OR ANY CERTIFICATE DELIVERED, THE COMPANY HAS NOT MADE AND DOES NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, EITHER WRITTEN

OR ORAL, WITH RESPECT TO THE COMPANY OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III OR THE OTHER TRANSACTION DOCUMENTS, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

Section 3.29 No Reliance. The Company acknowledges and agrees, for itself and on behalf of its Affiliates and the representatives of each of the foregoing, that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article IV hereof, (a) neither Parent nor Merger Sub nor any other Person makes, or has made, any representation or warranty, express or implied, relating to the Company, Parent, Merger Sub or any of their businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty, express or implied, relating to the Company, Parent, Merger Sub or any of their business or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been relied upon by the Company, any of its Affiliates or the representatives of any of the foregoing as having been authorized by Parent or Merger Sub or any other Person, and (c) the Company, its Affiliates and the representatives of each of the foregoing are not acting, including, as applicable, by entering into or consummating this Agreement or the Transactions, in reliance on any representation or warranty, express or implied, written or oral, or in reliance on any materials, statements or information provided or addressed to the Company, its Affiliates or the representatives of any of the foregoing, in any presentations by Parent or Merger Sub or their Affiliates or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information. In connection with the due diligence investigation of Parent and its Subsidiaries by the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from Parent and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent and its Subsidiaries and their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that, the Company will have no claim against Parent, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided except as expressly provided for in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company, except (i) as disclosed in the Parent SEC Reports filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (but excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) and (ii) as set forth in the applicable section or subsection of the Parent Disclosure Schedules, as follows:

Section 4.1 Organization and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder and has full power and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

Section 4.2 Authorization. The execution, delivery and performance of each of this Agreement and the other Transaction Documents by Parent and Merger Sub and the consummation of the Transactions has been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement or the other Transaction Documents. Each of this Agreement and the other Transaction Documents has been duly executed and delivered by Parent and Merger Sub and, assuming that each of this Agreement and the other Transaction Documents is a valid and binding obligation of the Company, each of this Agreement and the other Transaction Documents constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exception.

Section 4.3 No Conflict. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the execution, delivery, performance and compliance with the terms and conditions of this Agreement and the other Transaction Documents by Parent and Merger Sub and the consummation of the Transactions do not and shall not (a) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of Parent and Merger Sub, (b) with or without notice, lapse of time or both, require the consent of any Person under, result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations or the change in any rights under, any Contract binding upon Parent or Merger Sub or the creation of a Lien on any of the assets of Parent or Merger Sub or (c) conflict with or result in violation or breach of any applicable Law, except, in the case of clause (b) or (c), for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.4 Governmental Consents. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and other than required filings under the HSR Act, (i) none of Parent or Merger Sub are required to submit any material notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement, the other Transaction Documents or the consummation of the Transactions, including the Merger and (ii) no material consent, approval or authorization of any Governmental Entity is required to be obtained by Parent or Merger Sub in connection with Parent and Merger Sub’s execution, delivery or performance of this Agreement, the other Transaction Documents or the consummation by the Parent and Merger Sub of the Transactions, including the Merger.

Section 4.5 Litigation. There is, and since January 1, 2021 has been, no Action pending or, to Parent’s Knowledge, threatened in writing against Parent or its Subsidiaries at Law or in equity, or before or by any Governmental Entity, that would reasonably be expected to (i) prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions or (ii) individually of in the aggregate, have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries are subject to any outstanding Order that would prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.6 Parent Financial Resources. Parent has as of the date of this Agreement and will have on the Closing Date sufficient immediately available funds, in cash, available lines of credit or other sources of immediately available funds to enable Parent to fund the Closing Cash Consideration and make payment of all payments required to be made pursuant to the terms of this Agreement. The obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s or Merger Sub’s, their respective Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the Transactions.

Section 4.7 Capitalization; Issuance of Shares.

(a) As of the Business Day immediately prior to the date of this Agreement, the authorized capital stock of Parent consists of: (i) 500,000,000 shares of Parent Common Stock, of which 256,593,235 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.0001, none of which are outstanding. All of the issued and outstanding shares of Parent Common Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, (B) were issued in compliance in all material respects with applicable securities Laws and (C) are not subject to, and were not issued in breach or violation of any preemptive rights or contract. None of the outstanding shares of Parent Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right, and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent.

(b) The shares of Parent Common Stock issuable in the Merger (including the Equity Milestone Payment), when issued by Parent in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company herein, have been duly authorized and will be duly issued, fully paid and non-assessable, free and clear of disposition other than restrictions created under applicable securities laws or as contained in Parent’s insider trading policies (to the extent applicable to all Parent Common Stock issued and outstanding as of the date hereof), will not be subject to any preemptive rights or similar rights created by federal or state statute, the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or any contract to which Parent is a party or by which it is bound and will be issued in compliance with all applicable federal and state securities laws. The total number of Parent Common Stock to be issued pursuant to this Agreement (including any Parent Common Stock to be issued in connection with the Closing and the Equity Milestone Payment) shall not exceed 19.9% of the total Parent Common Stock outstanding as of the date of the Agreement or as of the Closing Date.

Section 4.8 SEC Reports, Financial Statements.

(a) Parent has timely filed or furnished each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Parent pursuant to the Securities Act or the Exchange Act with the SEC since January 1, 2023 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Parent SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Parent to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent SEC Reports.

(b) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Reports.

(c) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports (the “Parent Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Parent SEC Report, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Parent) in all material respects the consolidated financial position of Parent, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting. Parent (A) maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s outside auditors and the audit committee of the Parent Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to the Company prior to the date of this Agreement. Neither Parent nor, to the Knowledge of Parent, Parent’s independent registered accountant has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls or any material inaccuracy in the Parent Financial Statements.

Section 4.9 Absence of Certain Developments. From January 1, 2024, to the date of this Agreement: (i) Parent and its Subsidiaries, taken as whole, have conducted their business in the Ordinary Course of Business; and (ii) there has been no Material Adverse Effect on Parent and its Subsidiaries, taken as a whole.

Section 4.10 Compliance with Laws; Permits.

(a) Parent is, and since January 1, 2021, has been, in compliance in all material respects with all applicable Laws. Since January 1, 2021, Parent has not received any communication from any Governmental Entity or private party alleging noncompliance in any material respect with any applicable Law. Parent does not have any material Liability for failure to comply in any material respect with any Law and, to the Knowledge of Parent, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any material action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information or any such Liability. Parent has not conducted any internal investigation with respect to any actual, potential or alleged violation in any material respect of any Law by any manager, member or other equityholder, officer or employee or concerning actual or alleged fraud.

(b) Parent and its directors, officers, employees, and, to the Knowledge of Parent, agents and other persons acting for or on its behalf are, and have been since January 1, 2021, in compliance in all material respects with applicable Anti-Bribery Laws. Since January 1, 2021, neither Parent nor any of its directors, officers, employees, or, to Parent’s Knowledge, agents, has directly or indirectly, offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (i) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (ii) any political party or official thereof, (iii) any candidate for political or political party office or (iv) any other Person affiliated with any customer, political party, official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes of (A) influencing any act or decision of any Person in his or her official capacity, (B) inducing any Person to do or omit to do any act in violation of the lawful duty of such Person, or (C) inducing such Person to use his or her influence improperly, including with a Governmental Entity, to affect or influence any act or decision of such Governmental Entity in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. Since January 1, 2021, Parent has not received any written communication from any applicable Governmental Entity or private party that alleges that Parent, or any of its directors, officers, employees, agents or other persons acting for or on its behalf, are or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of Parent or its directors, officers or employees. Parent has not made nor anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. Parent has not conducted any internal investigation with respect to any actual, potential or alleged violation of any Anti-Bribery Law by any director, officer, employee or other persons acting for or on its behalf. Parent has implemented and maintains a system of internal controls, policies and procedures reasonably designed to deter and detect material violations of, and ensure compliance in all material respects with, the Anti-Bribery Laws.

(c) Parent is, and since January 1, 2021, has been, in compliance in all respects with all applicable Laws with regard to anti-money laundering, as well as related regulations and rules, applicable to the activities of Parent.

(d) For the past [*] years, Parent and each of its directors, officers, employees and, to Parent’s Knowledge, agents have been in compliance in all material respects with Customs & Trade Laws and applicable Sanctions. Parent has in place written policies, controls and systems reasonably designed to ensure compliance in all material respects with applicable Customs & Trade Laws and all applicable Sanctions. There are and since January 1, 2021, have been, no pending or, to Parent’s Knowledge, threatened claims or any legal action against, or investigation, inquiry or enforcement proceeding by any applicable Governmental Entity of, Parent, nor is there or has there been any judgment, penalty or citation imposed (or, to Parent’s Knowledge, threatened to be imposed) upon Parent by or before any applicable Governmental Entity in connection with any alleged violation of Customs & Trade Laws or Sanctions.

(e) For the past [*] years, Parent has not engaged in any dealings or transactions in or with any Restricted Person, nor is Parent currently engaged in any such activities.

(f) All federal, state, local and foreign licenses, permits, consents, franchise, privileges, immunities, authorizations, exemptions, registrations, certificates, variances or other approvals or rights required for the operation of the business of Parent (collectively, “Parent Permits”) are in the possession of Parent, are in full force and effect and are being complied with in all material respects. All fees required to be paid in connection with such Parent Permits have been paid in all material respects. The Parent Permits are valid and subsisting, and, to Parent’s Knowledge, no Governmental Entity intends to modify, cancel, terminate or not renew any Parent Permit. To Parent’s Knowledge, no Person other than Parent owns or has any proprietary, financial or other interest (direct or indirect) in any of the Parent Permits. To Parent’s Knowledge, the consummation of the Transactions will not result in the loss of any Parent Permit. Parent has conducted and is conducting its business in material compliance with the requirements, standards, criteria and conditions set forth in the Parent Permits.

Section 4.11 Purpose. Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the Transactions. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Merger Sub is a wholly owned Subsidiary of Parent.

Section 4.12 No Parent Vote Required. No vote or action of the stockholders of Parent is required by applicable Law, including Nasdaq listing rules, the organizational documents of Parent or otherwise in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby, including the payment or issuance of the Merger Consideration, when payable or issuable in accordance with this Agreement, including pursuant to Section 1.11.

Section 4.13 Investigation. Each of Parent and Merger Sub is knowledgeable about financial and business matters and is capable of evaluating the merits and risks of the Transactions. Each of Parent and Merger Sub has been afforded access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation and has conducted a due diligence investigation of the Company.

Section 4.14 Brokers; Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Parent or Merger Sub, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions for which any Company Securityholders would be responsible.

Section 4.15 No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY PARENT OR MERGER SUB IN THIS ARTICLE IV OR THE OTHER TRANSACTION DOCUMENTS OR ANY CERTIFICATE DELIVERED, NONE OF PARENT, MERGER SUB, NOR ANY AFFILIATE THEREOF NOR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, EITHER WRITTEN OR ORAL, WITH RESPECT TO PARENT OR MERGER SUB OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY PARENT OR MERGER SUB IN THIS ARTICLE IV OR THE OTHER TRANSACTION DOCUMENTS, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY PARENT AND MERGER SUB.

Section 4.16 No Reliance. Parent and Merger Sub acknowledge and agree, for themselves and on behalf of their respective Affiliates and the representatives of each of the foregoing, that, except for the representations and warranties of the Company expressly set forth in Article III hereof, and the representations and warranties of certain Company Securityholders expressly set forth in the Support Agreements, (a) neither the Company nor any other Person makes, or has made, any representation or warranty, express or implied, relating to the Company or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, (b) no Person has been authorized by the Company to make any representation or warranty, express or implied, relating to the Company or its business or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been relied upon by Parent or Merger Sub, any of their respective Affiliates or the representatives of any of the foregoing as having been authorized by the Company or any other Person, and (c) Parent and Merger Sub, their respective Affiliates and the representatives of each of the foregoing are not acting, including, as applicable, by entering into or consummating this Agreement or the Transactions, in reliance on any representation or warranty, express or implied, written or oral, or in reliance on any materials, statements or information provided or addressed to Parent or Merger Sub, their respective Affiliates or the representatives of any of the foregoing in any electronic data room hosted by or on behalf of the Company in connection with the Transactions, in any presentations by the Company’s management or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information. In connection with the due diligence investigation of the Company and its Subsidiaries by Parent and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that, Parent will have no claim against the Company, or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided except as expressly provided for in this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) During the Pre-Closing Period, the Company shall, and shall cause each Subsidiary of the Company to, conduct their respective businesses in the Ordinary Course of Business, except (i) as specifically set forth on Schedule 5.1(a), (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as specifically contemplated by the terms of this Agreement, or (iv) as required by applicable Law (clauses (ii) through (iv), the “Permitted Exceptions”). Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except as permitted by the Permitted Exceptions, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, (A) preserve intact the present business organization of the Company Group, (B) maintain in effect all of the foreign, federal, state and local Permits of the Company Group, (C) keep available the services of the current officers of the Company Group, and (D) maintain satisfactory relationships with the material customers, partners, lenders, suppliers, subcontractors, resellers, licensors and licensees of the Company Group.

(b) Without limitation of Section 5.1(a), from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the Company shall not, and shall cause each Subsidiary of the Company not to, except as permitted by the Permitted Exceptions or except as specifically set forth in Schedule 5.1(b):

(i) amend the Organizational Documents or any organizational documents of any Subsidiary of the Company, organize any Subsidiary or acquire any capital stock or other securities, or equity or ownership interest in the business, of any other Person;

(ii) declare, set aside or pay any dividend or other distribution in respect of any Company Stock or equity securities of any Subsidiary of the Company, or redeem or purchase any Company Stock or equity securities of any Subsidiary of the Company or change any rights, preferences or privileges of any Company Stock or equity securities of any Subsidiary of the Company;

(iii) issue, sell, create or authorize any shares of any Company Stock of any class or series or equity securities of any Subsidiary of the Company or any other of their respective securities, or issue, grant or create any warrants, obligations, subscriptions, options, restricted stock, restricted stock units, stock appreciation rights or other equity or equity-related awards, convertible securities, or other commitments to issue shares of any Company Stock or equity securities of any Subsidiary of the Company or any securities that are potentially exchangeable for, or convertible into, shares of any Company Stock or equity securities of any Subsidiary of the Company, other than the issuance of shares of Common Stock pursuant to the exercise of Options or the conversion of Preferred Stock, in each case, outstanding on the date hereof;

(iv) subdivide, split, combine or reverse split the outstanding shares of Company Stock or equity securities of any Subsidiary of the Company or enter into any recapitalization affecting the number of outstanding shares of any Company Stock or equity securities of any Subsidiary of the Company or affecting any other of their respective securities;

(v) modify or change the exercise or conversion rights or exercise or purchase prices of any Company Stock or equity securities of any Subsidiary of the Company, any stock options, warrants or other securities, or accelerate or otherwise modify the (A) right to exercise any option, warrant or other right to purchase any Company Stock or equity securities of any Subsidiary of the Company or other securities or (B) vesting or release of any shares of any Company Stock or equity securities of any Subsidiary of the Company or other securities from any repurchase options or rights of refusal held by it or any other party or any other restrictions;

(vi) except as required by the terms of any Company Plan in effect as of the date hereof, (A) grant any equity or equity-based awards or increase the compensation or benefits provided to any current or former director, officer, employee or service provider of the Company Group, (B) grant or provide any change in control, severance, termination retention or similar payments or benefits to any current or former director, officer, employee or service provider of the Company Group (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (C) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former director, officer, employee or natural person service provider of the Company Group, (D) establish, adopt, enter into, terminate or amend any Company Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a Company Plan if it were in existence as of the date hereof, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (E) change or modify any employer contributions to any Company Plan or any other arrangement that would be a Company Plan if it were in existence as of the date hereof, or (F) amend or modify any performance criteria, metrics or targets under any Company Plan such that, as compared to those criteria, metrics or targets under any Company Plan in effect as of the date of this Agreement, the performance criteria, metrics or targets would reasonably be expected to be more likely to be achieved than in the absence of such amendment or modification;

(vii) (A) incur any Indebtedness or guarantee any such Indebtedness of another Person other than with respect to the accrual of any unpaid paid time off in the Ordinary Course of Business or (B) waive or compromise any right or material Indebtedness owed to the Company or any Subsidiary of the Company, other than in the Ordinary Course of Business;

(viii) place or allow the creation of any Lien (other than a Permitted Lien) on any of its Leased Realty, assets or other properties;

(ix) (A) make any advances or guarantees or lend any money, other than for loans solely between Subsidiaries of the Company or between the Company and any Subsidiary of the Company in the Ordinary Course of Business, (B) make any investments in or capital contributions to, any Person, other than for investments or capital contributions from the Company to any Subsidiary of the Company or (C) forgive or discharge in whole or in part any outstanding loans or advances;

(x) sell, lease, license, transfer or dispose of any tangible assets (including any Leased Realty), or grant an option to do any of the foregoing, relating to the Business;

(xi) enter into any Contract that (if entered into prior to the date hereof) would constitute a Material Contract as of the date hereof, renew or terminate any Material Contract or amend or otherwise modify or waive any of the material terms of any Material Contract;

(xii) (A) dispose of, abandon or permit to lapse any rights in, to or for the use of any Company Intellectual Property (other than in the ordinary course of prosecution or maintenance thereof), or permit to enter into the public domain any material trade secrets, (B) sell, transfer, exclusively license or assign to any Person any Company Intellectual Property or, except in the Ordinary Course of Business, non-exclusively license any Company Intellectual Property to any Person, or (C) modify in any material respect any of the Company Privacy Policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (1) to remediate any security issue, (2) to enhance data security or integrity or (3) as otherwise directed or required by a Governmental Entity or applicable Privacy Requirements;

(xiii) make any new expenditure in excess of $[*] in the aggregate;

(xiv) to the extent not covered in clause (xiii) above, make any capital expenditures, capital additions or capital improvements in excess of $[*] individually or $[*] in the aggregate;

(xv) change its cash management policies, including deferring payment of any accounts payable beyond their due date or making any discount, accommodations or other concession in order to accelerate or induce the collection of any receivable;

(xvi) (A) initiate any Action (other than for the routine collection of bills) or (B) settle or agree to settle any Action;

(xvii) unless required by U.S. GAAP, change any of its accounting policies or revalue any of its assets;

(xviii) enter into any Contract that would be required to be disclosed as an off-balance sheet arrangement under U.S. GAAP;

(xix) merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other entity (other than Parent or Merger Sub), acquire substantially all of the assets of any such entity, or enter into any negotiations, discussions or agreement for such purpose;

(xx) adopt a plan of complete or partial liquidation, restructuring, dissolution or recapitalization or file a voluntary petition in bankruptcy;

(xxi) engage, retain or enter into any Contract with any investment banker or broker related to or in connection with the Transactions;

(xxii) materially change any insurance coverage outside of the Ordinary Course of Business;

(xxiii) (A) agree to any audit assessment by any Tax Authority, (B) make or change any material election in respect of Taxes, adopt or change any material Tax accounting period, change any material accounting method in respect of Taxes, or agree to any extension or waiver regarding the application of the statute of limitations with respect to any Taxes, (C) enter into any closing agreement, or settle any material claim in respect of Taxes or (D) file an amended income or other material Tax Return;

(xxiv) (A) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other similar labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company Group;

(xxv) waive or modify the non-compete, non-solicitation, or non-disclosure obligations of any current or former director, officer, employee, or Contractor of the Company Group;

(xxvi) purchase any equipment in excess of $[*] or make any changes to, any existing manufacturing processes, policies or practices;

(xxvii) use any Cash to pay any Transaction Expenses.

(xxviii) commence, alone or with any third party, any new clinical trial in respect of any Company Product; or

(xxix) take or agree, resolve or commit to do or take, by Contract, other arrangement or otherwise, any of the actions described in the preceding clauses (i)-(xxv) of this Section 5.1(b).

Nothing in this Section 5.1(b) is intended to or shall cause Parent to directly or indirectly control the Company in violation of the HSR Act or any other applicable antitrust Laws.

(c) During the Pre-Closing Period, Parent shall conduct its business in the Ordinary Course of Business, except (i) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), (ii) as specifically contemplated by the terms of this Agreement, or (iii) as required by applicable Law.

(d) Without limitation of Section 5.1(c), from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent shall not except (w) with the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), (x) as specifically contemplated by the terms of this Agreement or (y) as required by applicable Law:

(i) amend the organizational documents of Parent;

(ii) declare, set aside or pay any dividend or other distribution in respect of any Parent Common Stock, or, unless a proportionate adjustment to the Closing Stock Consideration is made concurrently with such action, redeem or purchase any Parent Common Stock or change any rights, preferences or privileges of any Parent Common Stock;

(iii) adopt a plan of complete or partial liquidation, restructuring, dissolution or recapitalization or file a voluntary petition in bankruptcy; or

(iv) take or agree, resolve or commit to do or take, by Contract, other arrangement or otherwise, any of the actions described in the preceding clauses (i)-(iii) of this Section 5.1(d).

Nothing in this Section 5.1(d) is intended to or shall cause the Company to directly or indirectly control Parent in violation of the HSR Act or any other applicable antitrust Laws.

Section 5.2 Exclusivity.

(a) During the Pre-Closing Period, the Company shall not, shall cause each Subsidiary of the Company not to and shall not authorize or permit any of its representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Stockholder or (vi) engage in the further preparation for (including by engaging any underwriter or other third party) or otherwise take any steps in furtherance of any initial public offering. The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any authorized representative of the Company takes any action that the Company is obligated pursuant to this Section 5.2 to cause such representative of the Company not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and the Company and its Affiliates shall, and shall cause each of its representatives to, immediately terminate access to any online “data room” and promptly request each Person (other than Parent and its Affiliates and its and their respective representatives) that has executed a confidentiality agreement relating to the Company or any of its Affiliates and representatives in connection with such Person’s consideration of an Acquisition Proposal, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

Section 5.3 Access to Information. During the Pre-Closing Period, the Company shall (i) subject to applicable Laws and Privacy Requirements, allow Parent and its agents and advisors reasonable access at reasonable times during business hours and upon reasonable notice to the files, books, records, technology, Contracts, personnel and offices of the Company Group (including, but not limited to, all clinical, translational and manufacturing data, key performance indicators, trackers, Good Clinical Practice quality incidences, the external safety database, the minutes of all meetings related to clinical development (including Safety Monitoring Committee meetings or meetings with principal investigators) and copies of all Serious Adverse Events described in any clinical study reports), (ii) provide Parent and its agents and advisors information reasonably requested by them relating to the Company and the Business, including any and all information relating to the Taxes, Contracts, financial condition, and real, personal and intangible property of the Company Group, (iii) subject to applicable Laws and Privacy Requirements, provide Parent and its agents and advisors any information reasonably requested by them relating to the transition of the Company Continuing Employees into the payroll and/or human resources systems maintained by Parent or its Affiliates; provided that the results of any such assessment activities shall not, in and of themselves, relieve Parent of its obligation to effect the Closing and (iv) direct its accountants to reasonably cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants, subject to such Persons entering into a customary access letter required by such accountants; provided, that, any access under this Section 5.3 shall be (a) at Parent’s expense, (b) under the supervision of the Company’s designated personnel or representatives and (c) in such a manner as not to interfere with any of the businesses or operations of the Company; provided, further¸ that all such material may be (A) redacted as necessary to comply with contractual arrangements or address legal privilege or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously agreed upon outside consultants; provided that, in the case of clause (A) above, the Company shall use its reasonable best efforts to obtain any required consents or take such other action (such as the entry into a joint defense or common interest agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure. Nothing herein shall require the Company to disclose any information to Parent if such disclosure might reasonably be expected to, as determined by the Company and its counsel in good faith, contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company is a party); provided that the Company shall use its reasonable best efforts to obtain any required consents or take such other action (such as designating such information as “outside counsel only”) to permit such access or disclosure.

Section 5.4 Notice of Changes. During the Pre-Closing Period, the Company shall promptly advise Parent in writing of it becoming aware of any (i) event occurring subsequent to the date hereof that would render any representation or warranty of the Company contained in Article III untrue or inaccurate such that the condition set forth in Section 7.3(a) would not be satisfied, (ii) breach of any covenant or obligation of the Company pursuant to this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied, (iii) Material Adverse Effect or (iv) change, event, circumstance, condition or effect that would reasonably be expected to cause any of the other conditions set forth in Article VII to not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not be deemed to amend or supplement the Company Disclosure Schedule. Notwithstanding anything to the contrary herein, the Company’s unintentional failure to give notice of such occurrences, breaches or events as required pursuant to this Section 5.4 shall not be deemed to be a breach of the covenant contained in this Section 5.4, but instead shall (if applicable) constitute only a breach of the applicable underlying representation, warranty, covenant or agreement.

Section 5.5 Reasonable Best Efforts; Governmental Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts, and to cooperate with each other Party, to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby and by each Transaction Document.

(b) Notwithstanding anything in this Agreement to the contrary, in no event will Parent be obligated to (i) propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that would reasonably be likely to limit the right of Parent to own or operate all or any portion of Parent’s businesses or assets (including, after the Closing, the Company Group) or (ii) litigate or formally contest any proceedings relating to any regulatory approval process in connection with the transaction contemplated by this Agreement. The Company shall not, without Parent’s written consent and in Parent’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter its businesses or commercial practices in any way, or otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or Parent’s ability to retain any of the businesses, product lines or assets of the Company Group or otherwise receive the full benefits of this Agreement. The Company shall not be required to take any action, or commit to take any action, or agree to any condition or limitation that is not conditioned on the Closing.

(c) Each of the Parent and the Company shall and, to the extent applicable, shall cause its respective Affiliates and equityholders to: (i) promptly notify the other Party of any written communication from any Governmental Entity concerning this Agreement or the Transactions and permit the other party to review in advance any proposed communication to any such Governmental Entity in response thereto; (ii) consult with the other party prior to participating in any meeting, telephone call, or discussion with any Governmental Entity with respect to any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated hereby and provide the other party the opportunity to attend and participate in any such meeting, telephone call, or discussion; (iii) furnish the other party with copies of all correspondence, filings, and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby; provided that such material may be (A) redacted as necessary to comply with contractual arrangements, address legal privilege, or remove references to valuation or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously agreed upon outside consultants; and (iv) provide a reasonable opportunity to the other party to comment on letters, presentations, whitepapers, and other substantive communications to the Governmental Entity and consider, in good faith, any reasonable comments on such correspondences, filings, and written communications.

(d) The Parties shall, as promptly as practicable, subject to any applicable limitations set forth in this Section 5.5 and other provisions of this Agreement, use their reasonable best efforts to cause the satisfaction of the respective conditions set forth in Article VII and execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting the consummation of the Transactions, including the Merger.

(e) In furtherance of Section 5.5(d) above, each of Parent and the Company (and their respective Affiliates, if applicable), (i) has, as of the date hereof, filed the required filings under the HSR Act and (ii) shall promptly file any comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Entity that are required by applicable antitrust Laws in connection with the Transactions.

Section 5.6 No Material Delay. Parent shall not and shall cause its controlled Affiliates not to acquire or enter, or publicly announce the intent to acquire or enter, into any agreement to acquire by merging or consolidating with or by purchasing a substantial portion of the assets of or equity in, or by any manner, or announce any acquisition of any company, business or assets if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to impose any material delay in the expiration or termination of any applicable waiting period or impose any material delay in the obtaining of, or materially increase the risk of not obtaining the authorizations as set out in Schedule 7.1(a).

Section 5.7 Stockholder Consent; Company Board Recommendation; and Support Agreements.

(a) The Company shall take all action necessary to obtain as promptly as practicable, and in any event on the date of the execution and delivery of this Agreement, written consents reflecting the Required Company Stockholder Approvals. The Company’s obligations under this Section 5.7(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.

(b) The Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement and each Transaction Document and the approval of the Merger and the other transactions contemplated hereby and thereby (the “Company Board Recommendation”).

(c) The Company shall take all action necessary to obtain and deliver, as promptly as practicable, and in any event on the date of the execution and delivery of this Agreement, a Support Agreement from each Supporting Company Stockholder, setting forth terms whereby each Supporting Company Stockholder irrevocably (i) agrees to and approves of the treatment of Company Stock and Options in connection with the Merger and other transactions contemplated hereby and thereby, including the allocation of the aggregate Merger Consideration, (ii) agrees to a customary release of claims against the Surviving Corporation, Parent and its Affiliates in connection with such Supporting Company Stockholder’s status as a Company Stockholder as set forth therein and subject to the limitations set forth therein and (iii) appoints WT Representative LLC, as the Representative.

Section 5.8 Information Statement. As promptly as practicable (and no more than [*] calendar days) following the date hereof, the Company shall, in accordance with applicable Law, including Sections 228(e) and 262 of the DGCL and Chapter 13 of the California Law, and the Organizational Documents, send an information statement (the “Information Statement”) to each Company Stockholder that has not previously executed the Stockholder Consent and who, if the Required Company Stockholder Approvals had been taken at a meeting of the Company Stockholders, would have been entitled to notice of such meeting if the record date notice of such meeting had been the date that the Required Company Stockholder Approvals is obtained, (a) notifying such Company Stockholder of the Company Board Recommendation and that (i) action has been taken by less than unanimous written consent of the holders of Company Stock, (ii) this Agreement was adopted by the Required Company Stockholder Approvals pursuant to the Stockholder Consent and (iii) the Drag-Along Approval has been obtained thus resulting in, pursuant to the Voting Agreement, the waiver, applicable to the Company Stockholders party to the Voting Agreement, of the appraisal rights that would have otherwise been available in respect of the Merger pursuant to Section 262 of the DGCL and Chapter 13 of the California Law; (b) seeking ratification of the appointment of the Representative; and (c) requesting such Company Stockholder to execute a Stockholder Consent and Support Agreement; provided that, the outside legal counsel of each of Parent and the Company may agree to extend such period via email without need for the written consent of any party hereto. The Company shall use commercially reasonable efforts to obtain such waivers from each Company Stockholder who has not previously executed the Stockholder Consent and shall provide Parent and its Representative a reasonable opportunity to provide comments, and shall reflect all reasonable comments made by Parent or its Representatives, to the Information Statement. The Company and, by their approval of this Agreement and the Transactions, the Company Stockholders acknowledge and agree (A) to treat the Transactions as a Sale of the Company within the meaning of Section 3.1 of the Voting Agreement and (B) that the rights under the ROFR Agreement do not apply with respect to the Transactions.

Section 5.9 Taxes.

(a) Cooperation. Parent and the Representative, following the Closing, agree to furnish or cause to be furnished to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as well as, at the Company Securityholders’ expense, access to accounting staff and the Surviving Corporation’s existing tax return preparation firm, as is reasonably necessary for the filing of all Tax Returns by the Surviving Corporation, any Subsidiary of the Surviving Corporation or Parent, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Prior to the Closing, the Company agrees to reasonably cooperate with Parent to provide any relevant information within its possession reasonably requested by Parent for Tax planning and integration purposes.

(b) Transfer Taxes. Notwithstanding anything to the contrary herein, all transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (other than any value-added taxes incurred in connection with any Transaction Expenses), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby

(“Transfer Taxes”) will be borne [*] by Parent, on the one hand, and [*] by the applicable Company Securityholder, on the other hand. Parent and the Company Securityholders shall, and shall cause their respective Affiliates to, take all commercially reasonable steps to minimize any Transfer Taxes with respect to this Section 5.9(b). Parent shall file, or cause to be filed, in a timely manner all necessary Tax Returns and other documentation with respect to all such Transfer Taxes with the relevant Governmental Entity and shall timely pay to the relevant Governmental Entity all Transfer Taxes due and payable thereon, and, if required by Law, the applicable Persons will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, if the Person(s) required to do so by Law fail(s) to join in the execution of any such Tax Returns and other documentation, then Parent shall be authorized to execute such Tax Returns and other documentation on behalf of such Person(s).

Section 5.10 Corporate Matters. Each of the Company and each Subsidiary of the Company shall prior to the Closing, (a) pay all corporate franchise, foreign corporation and similar Taxes that become due and payable and (b) take such actions as are reasonably requested by Parent to appoint, effective at the Effective Time, new officers and directors of the Company or any such Subsidiary of the Company and deliver evidence of such appointments to Parent at or prior to the Closing.

Section 5.11 Litigation. During the Pre-Closing Period, the Company shall notify Parent in writing promptly, and in any event within [*] Business Days after learning of such event, of any Action initiated by or against any member of the Company Group or any of their respective directors, officers or employees in their respective capacities as such, or, to the Company’s Knowledge, threatened in writing against any member of the Company Group or any of their respective directors, officers or employees in their respective capacities as such.

Section 5.12 Delivery of Books and Records. At the Closing, the Company shall use its reasonable best efforts to deliver, or shall use its reasonable best efforts to cause to be delivered, to Parent all books and records of the Company Group; provided that any such books and records that are held at the offices of the Company Group or electronically in the Company’s servers at the Closing shall be deemed to have been delivered to Parent.

Section 5.13 Drag-Along Rights. Upon receipt of the Required Company Stockholder Approvals and prior to Closing, the Company shall take all actions that may be required or appropriate to implement the drag-along provisions of Section 3 of the Voting Agreement.

Section 5.14 Termination of Affiliate Contracts. The Company shall, and shall cause its Affiliates to, take all actions necessary or advisable to cause each Affiliate Contract, other than the Affiliate Contracts set forth on Schedule 5.14 of the Company Disclosure Schedules, to be terminated effective as of the Closing without any ongoing liability or obligation of any member of the Company Group thereunder.

Section 5.15 Further Assurances. Each of the Parties shall, from time to time at the request of another Party, without any additional consideration, furnish such requesting Party such further information or assurances, execute and deliver such further documents, conveyances and instruments and take such further actions and do such other things as may reasonably be necessary or appropriate to carry out the provisions of this Agreement and to give effect to the Transactions. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce all rights and obligations herein provided.

Section 5.16 Indemnification of Officers and Directors of the Company.

(a) If the Merger is consummated, for a period of [*] years after the Closing, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the Closing, an officer or director of the Company (each, a “D&O Indemnified Party”), against all Losses in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer or a director of the Company or a Subsidiary of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions), and shall honor and fulfill in all respects the obligations of the Company Group with respect to matters occurring prior to, and including, the Closing under (x) any indemnification agreements between the Company and any D&O Indemnified Party that are in effect as of the Closing Date (the “D&O Indemnified Party Indemnity Agreement”) and (y) under the certificate of incorporation and bylaws (or equivalent organizational documents) of the respective Company Group members in effect as of the Closing Date. In the event of any such claim, Action, suit, proceeding or investigation, (i) the D&O Indemnified Parties shall promptly notify Parent and the Surviving Corporation thereof, (ii) any counsel retained by the D&O Indemnified Parties for any period after the Closing Date shall be subject to the consent of Parent and the Surviving Corporation (not to be unreasonably withheld, conditioned or delayed), (iii) none of Parent and the Surviving Corporation shall be obligated to pay for more than one firm of counsel for all D&O Indemnified Parties, except to the extent that (x) a D&O Indemnified Party has been advised by counsel that there are conflicting interests between it and any other D&O Indemnified Party or (y) local counsel, in addition to such other counsel, is required to effectively defend against such action or proceedings, and (iv) none of Parent and the Surviving Corporation shall be liable for any settlement effected without its written consent (not to be unreasonably withheld, conditioned or delayed). None of Parent and the Surviving Corporation shall have any obligation hereunder to any D&O Indemnified Party if it shall be determined by a court of competent jurisdiction in a final non-appealable order or decree that the indemnification of such D&O Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Parent and the Surviving Corporation shall have no obligation to indemnify, defend and hold harmless, or otherwise compensate or reimburse, any D&O Indemnified Party to the extent it shall be determined by a court of competent jurisdiction in a final non-appealable order or decree that such D&O Indemnified Party owes to a Parent Party any amounts pursuant to Article VI. Nothing in this Section 5.16 shall impede the rights of the D&O Indemnified Parties as set forth in any of the D&O Indemnified Party Indemnity Agreements.

(b) If the Merger is consummated, for a period of [*] years after the Closing and at all times subject to applicable Law, Parent shall cause the Surviving Corporation not to amend or modify in any way adverse to the D&O Indemnified Parties, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the Organizational Documents and in any indemnification agreements between the Company and any D&O Indemnified Party.

For a period of [*] years after the Closing, Parent shall cause the Organizational Documents of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, exculpation, and advancement of expenses than are set forth in the Company Organizational Documents. At the Closing, the Company shall purchase a [*] year “tail” prepaid directors’ and officers’ liability insurance policy, effective as of the Closing, providing, for a period of [*] years after the Closing, the D&O Indemnified Parties with coverage (i) in an amount not less than the existing coverage and (ii) that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the date hereof. The fees and expenses incurred in obtaining the D&O “tail” insurance policy pursuant to this Section 5.16(b) (the “D&O Tail Policy”), to the extent not paid out of the Company’s Cash prior to the Closing, shall be included in the Transaction Expenses.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns proposes to (i) consolidate with or merge into any other Person and Parent or the Surviving Corporation shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 5.16.

(d) The provisions of this Section 5.16 shall survive the consummation of the Merger and the Effective Time and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, and his or her successors, heirs and representatives and shall be binding on all successors and assigns of Parent and the Surviving Corporation and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 5.17 Publicity. Parent shall issue an initial press release with respect to the Transactions; provided that the content of such press release that relates to the Transactions shall be in a form that is mutually agreed to between the Parties prior to the execution of this Agreement. Thereafter, without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon and concur with and agree on, any press release or public statement (including any communication by the Company to its employees, customers, suppliers or other business relations) with respect to this Agreement and the transactions contemplated hereby, including the Merger, and will not issue any such press release or make any such public statement prior to such consultation and agreement, except (a) for any such release or announcement by the Company or Parent as may be required by Law or by the request of any Governmental Entity or, in the case of Parent, by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service, (b) Parent may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by Parent, (c) Parent be permitted to make announcements from time to time to its respective employees, customers, suppliers and other business relations in Parent’s sole discretion and (d) the Company may be permitted to provide statements in response to questions received by its employees and vendors, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by Parent or previously approved by Parent. Nothing contained herein shall limit or restrict the right of the Company, Parent or any of their respective Affiliates in respect of any Action that may arise or be commenced between the Company, any Company Securityholder, on the one hand, and Parent or any Affiliate thereof, on the other hand. Notwithstanding anything herein to the contrary, following Closing and after the public announcement of the Merger, the Representative shall be permitted to announce that it has been engaged to serve as the Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof. Each of Parent and the Company agree that the information obtained pursuant to the negotiation and execution of this Agreement or consummation for the transactions contemplated hereby shall be governed by the terms of the Confidentiality Agreement.

Section 5.18 Employees; Benefits Plans.

(a) During the period commencing at the Closing and ending on the date which is [*] following the Closing Date (or, if earlier, the date of the employee’s termination of employment), Parent shall, and shall cause the Surviving Corporation or any of their respective Subsidiaries to (i) provide each Company Continuing Employee with a base salary or hourly wage rate (as applicable) and a target cash bonus opportunity (excluding any equity or equity-based, long-term incentive compensation opportunities, transaction, change in control or other one-time bonuses) which are no less favorable than the base salary or hourly wage rate (as applicable) and target cash bonus opportunity provided by the Company to the Company Continuing Employee immediately prior to the Closing, and (ii) provide the Company Continuing Employees with employee benefits (excluding any equity or equity-based compensation, transaction, change in control or other one-time bonuses, defined benefit pension plans, severance, nonqualified deferred compensation and post-employment or retiree health or retiree welfare benefit plans) which, in the aggregate, are no less favorable, at Parent’s election, than either (A) those provided by the Company to the Company Continuing Employees immediately prior to the Closing or (B) those provided to similarly situated employees of Parent and its Subsidiaries as of the Closing; provided, that the foregoing shall not diminish any obligation of the Surviving Corporation pursuant to the Company’s Severance and Change in Control Plan with respect to participants that executed individual participation agreements thereunder, pursuant to such plan as of the date of this Agreement, and as disclosed in Section 3.15(a) of the Company Disclosure Schedules. This Section 5.18(a) shall not be deemed to be a guarantee of employment or service to any Person or any particular term or condition of employment or service, or to impose any obligation on the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries to continue the employment or service of any Person.

(b) With respect to any benefit plan maintained by Parent or its Subsidiaries in which any Company Continuing Employees may participate effective as of the Closing (collectively, “Parent Benefit Plans”), Parent shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company Group (and predecessor employers to the extent that the Company, any of its Subsidiaries, or any Company Plan provides past service credit), as the case may be, as if such service were with Parent, solely for vesting and eligibility purposes in any Parent Benefit Plan (for the avoidance of doubt, other than for accruals under any defined benefit pension or retiree or post-termination health or welfare benefit plan or for any purposes under any equity or equity-based plans); provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits, coverage or compensation, (ii) such service was not recognized for the same purpose under the analogous Company Plan, or (iii) with respect to any Parent Benefit Plans that do not provide credit for past service to similarly situated employees of Parent and its Subsidiaries.

(c) (i) The Company shall cooperate with Parent’s reasonable requests with respect to Parent’s continued review and evaluation of the Company Plans and related benefits transition and furnish Parent and its advisors with such additional information and access as they may reasonably request, subject to the terms and conditions of this Section 5.18(c) hereof, including (A) reasonable access to all benefit plan administrators, record keepers, custodians, agents and advisers, and (B) documentation necessary to determine the amount of any fees, loads or other charges or implications that may be triggered by the ceasing of contributions to, the termination of any investment contract or insurance policy with respect to and/or the amendment or termination of any Company Plan or otherwise by virtue of the Transactions; and (ii) Parent shall, or shall cause the Company, to use commercially reasonable efforts to cause each Parent Benefit Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (A) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations with respect to the Company Continuing Employees and their spouses and dependents to the extent waived, satisfied or not included under the corresponding Company Plan, and (B) to recognize for each Company Continuing Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Benefit Plan for the plan year in which such individual becomes eligible to participate in such Parent Benefit Plan any deductible, co-payment and out-of-pocket expenses paid by the Company Continuing Employee and his or her spouse and dependents during such plan year under the corresponding Company Plan; provided that any action taken with respect to this Section 5.18(c) by the Company shall be taken in a manner that complies with the Health Insurance Portability and Accountability Act.

(d) This Section 5.18(d) shall be binding upon and inure solely to the benefit of Parent and the Company, and nothing in this Section 5.18(d), express or implied, is intended or shall be construed to (i) confer upon any Person (including for the avoidance of doubt any Company Service Providers), other than the Parent and the Company and their respective permitted successors and assigns, any legal or equitable rights or remedies of any nature whatsoever, including any third-party beneficiary rights, under or by reason of any provision of this Agreement, or (ii) establish, terminate, amend or modify any Company Plan, Parent Benefit Plans, or any other benefit or compensation plan, program, policy, agreement or arrangement, except as provided herein. Nothing contained herein shall be construed as requiring or would have the effect of requiring, Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any specific Company Plan, Parent Benefit Plan or any other benefit or compensation plan, policy, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 5.18(d) shall not limit the rights of the Surviving Corporation, Parent or any of their respective Affiliates from (1) establishing, terminating, amending or modifying any Company Plan, Parent Benefit Plan or any other compensation or benefit plan, policy, program, agreement or arrangement at any time maintained by any of them, or (2) terminating the employment or service of any Person, including a Company Continuing Employee, at any time and for any or no reason.

Section 5.19 Code Section 280G. Prior to the Closing, the Company shall have (i) secured from each person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such person’s rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such person so that all remaining payments and/or benefits applicable to such person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (ii) sought the approval of its stockholders who are entitled to vote in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure to all stockholders who are entitled to vote prior to such vote, of any such Waived 280G Benefits. [*] days prior to the Closing, the Company shall have provided to Parent the parachute payment calculations prepared by the Company and/or its advisors. Additionally, at least [*] Business Days prior to obtaining the Section 280G waivers, and prior to seeking such stockholder approval, the Company shall have provided drafts of such waivers and such stockholder approval materials to Parent for its review and approval. Prior to the Closing, the Company shall have delivered to Parent evidence that a vote of the Company’s stockholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 5.19 and that either (1) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (2) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided. To the extent that any contract, agreement, or plan is entered into by the Parent (or at the direction of the Parent) and a “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations promulgated thereunder), whether before or after the Closing (the “Parent Arrangements”), the Company must include such Parent Arrangement in the parachute payment calculations so long as Parent has provided such arrangement prior to Closing.

Section 5.20 Clinical Study. During the Pre-Closing Period, the Company shall continue to conduct its Ongoing IMPT-314 Clinical Trial in the Ordinary Course of Business consistent with past practices, including by using its reasonable best efforts [*] for the Ongoing IMPT-314 Clinical Trial as soon as reasonably practicable. The Company will keep Parent reasonably informed of the status of the Ongoing IMPT-314 Clinical Trial, and promptly notify Parent of (i) any new data or findings, including any new safety reports or imaging results, (ii) any deviations from the Company’s existing development plan or (iii) any other material changes, including any changes to the conduct of the study, events (including any reported Serious Adverse Events) circumstances or conditions, in each case, with respect to the Ongoing IMPT-314 Clinical Trial. The Company shall promptly following the availability thereof provide Parent with all meeting minutes, including minutes of any safety review meetings, regarding any with respect to actions or changes made by the Company with respect to the Ongoing IMPT-314 Clinical Trial; provided that such material may be (A) redacted as necessary to comply with contractual arrangements or address legal privilege or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously agreed upon outside consultants; provided further that, in the case of clause (A) above, the Company shall use its reasonable best efforts to obtain any required consents or take such other action (such as the entry into a joint defense or common interest agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure. The Company shall not take any material actions or make material changes with respect to the Ongoing IMPT-314 Clinical Trial without Parent’s consent (with such consent not to be unreasonably withheld, conditioned or delayed). The Company shall also use its reasonable best efforts with respect to the entry and cleaning of data for the anticipated presentation at [*].

Section 5.21 FDA Communication. The Company will (i) promptly notify Parent of any written communication from the FDA and permit Parent a reasonable opportunity to review in advance any proposed communication to the FDA in response thereto; (ii) to the extent permitted by Law, consult with Parent a reasonable period of time prior to participating in any meeting, telephone call, or discussion with the FDA and provide Parent a reasonable opportunity to attend and participate in any such meeting, telephone call, or discussion; provided, however, that the foregoing shall not prevent the Company from addressing inquiries on a telephone call initiated by the FDA to the extent it is not practicable to allow participation by Parent; (iii) furnish Parent with copies of all correspondence, filings, and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and the FDA or members of its staff, on the other hand; provided that such material may be (A) redacted as necessary to comply with contractual arrangements or address legal privilege or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously agreed upon outside consultants; and (iv) provide a reasonable opportunity to Parent to comment on letters, presentations, whitepapers, and other substantive communications to the FDA and consider, in good faith, any reasonable comments on such correspondence and written communications.

Section 5.22 Stock Exchange Listing. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance.

Section 5.23 Appointment to Parent Board. At or as promptly as practicable after the Closing, Parent shall use its commercially reasonable efforts to cause the individual listed on Schedule 5.23 to be appointed as a Class III director to the Parent Board, provided that such individual (i) satisfies and agrees to any policies, requirements, criteria and procedures (including the criteria for “independent director” under the rules and regulations of Nasdaq and Rule 10A-3 under the Exchange Act) reasonably required by the Parent Board, including the Nominating and Corporate Governance Committee of the Parent Board, in connection with such appointment, (ii) delivers to Parent any information or documentation reasonably requested by Parent (including the completion of a director and officer questionnaire and a background check), and (iii) is recommended by the Nominating and Corporate Governance Committee of the Parent Board and appointed by the Parent Board. In the event such individual is not appointed to the Parent Board, the Company (or if after the Closing, the Representative) may request to designate a different individual for Parent to approve and appoint to the Parent Board, subject to clauses (i) – (iii) above.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Survival of Representations, Warranties, Covenants, Agreements and Other Provisions. Except in connection with Fraud (any claim for which shall survive for the maximum period permitted by applicable Law), the representations and warranties of the Company in this Agreement (other than the Company Fundamental Representations) shall survive the Closing and shall terminate at the close of business on the date that is [*] after the Closing Date; the Company Fundamental Representations shall survive the Closing and shall terminate at the close of business on the date which is [*] after the Closing Date; the covenants of the Company contained in this Agreement which by their terms are required to be performed prior to the Closing shall survive the Closing until the close of business on the date that is [*] after the Closing Date; and unless otherwise indicated herein, the covenants and agreements of the Company set forth in this Agreement which by their terms are required to be performed at or after the Closing shall survive the Closing until they have been performed or satisfied (in each case, including as extended pursuant to Section 6.5, the “Survival Period Termination Date”). Except to the extent set forth in Section 6.5, no Claim for indemnification hereunder for breach of any such representations, warranties, covenants, agreements and other provisions may be made after the expiration of the applicable survival period.

Section 6.2 Indemnification for the Benefit of the Parent Parties.

(a) From and after the Closing (but subject to the provisions of this Article VI), Parent shall be entitled to assert Claims against any Contingent Payment that may be payable after the Closing in respect of any Losses in accordance with Section 1.11(f), subject to the limitations set forth in this Article VI, suffered or incurred by any of the Parent Parties, to the extent arising out of, relating to or resulting from:

(i) any breach of or inaccuracy in any representation set forth in Article III hereof as of the date of this Agreement or as of the Closing Date as if made as of the Closing (except for those representations and warranties that address matters only as of an earlier specified date, the accuracy of which shall be determined as of such earlier specified date) or in any certificate delivered pursuant to Article II;

(ii) any breach of or failure to comply with any covenant or agreement of the Company or the Representative set forth in this Agreement at or prior to the Closing;

(iii) (A) any Indebtedness (including any fees, premiums, penalties, expenses or daily accruals in connection therewith) of the Company Group outstanding or due and payable as of the Closing, and (B) any Transaction Expenses as of the Closing, in the case of this clause (B) to the extent not disclosed to Parent prior to the Closing and not paid by the Company or any of the Company Securityholders on or prior to the Closing; or

(iv) any Claim by an actual or alleged holder of Company Securities or former holder of Company Securities or other Person seeking to assert, or based upon, (A) ownership, or rights to ownership of, any Company Securities or such other shares of capital stock of the Company or any of its Subsidiaries, (B) any right of a holder of Company Securities (other than the enforcement of the rights of Company Securityholder with respect to this Agreement and the right to receive the amount of Merger Consideration pursuant to Article I applicable to such class of Company Stock or Vested Options, including the Contingent Payments), including any option, preemptive right, right of first refusal or right to notice or to vote, (C) any rights of the Company Securityholders under the Organizational Documents (other than enforcement of the rights of a D&O Indemnified Person in accordance with Section 5.16 or the

D&O Tail Policy), (D) any inaccuracy in the allocation of Merger Consideration (other than an allocation of the Merger Consideration that is not in accordance with the Allocation Certificate, as may be updated by Representative and delivered to Parent pursuant to this Agreement) including any failure of the Allocation Certificate to be consistent in all respects with the Organizational Documents and any other relevant Contracts related to the determination of the amounts set forth in the Allocation Certificate, (E) any appraisal or dissenters rights by any Company Securityholder (it being understood that if a final determination of the fair value of any Dissenting Shares is made by a court of competent jurisdiction or otherwise in connection with any such exercise of appraisal rights, then the only portion of such fair value to be included in calculation of the Damages incurred as a result thereof is the amount, if any, by which such fair value exceeds what otherwise would have been payable by Parent with respect to such Dissenting Shares in accordance with Article I) or (F) subject to Section 5.16, a Claim by a Company Securityholder alleging breach of the fiduciary duties of the directors or officers of the Company under applicable Law, except to the extent such Claim is not fully covered by the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or the D&O Tail Policy or with respect to the deductible under such policies.

(b) Neither the Representative (on behalf of the Company Securityholders) nor any Company Securityholder (in their capacity as an Indemnitor and not, if applicable, in their capacity as a D&O Indemnified Person) shall make any claim for contribution from Parent, the Company or the Surviving Corporation or any of their respective Affiliates with respect to any Losses incurred by a Parent Party to the extent that the Parent Party is entitled to indemnification hereunder for such Losses against such Person in his or her capacity as an indemnifying party, and the Representative, on behalf of all Supporting Company Stockholders, hereby waives any such right of contribution from the Company or the Surviving Corporation it has or may have in the future.

(c) Subject to Section 6.2(d) and the limitations contained in this Article VI, if a Parent Party’s claim under this Article VI may be properly characterized in multiple ways in accordance with this Article VI such that such claim may or may not be subject to different caps, time limitations and other limitations depending on such characterization, then such Parent Party has the right to characterize such claim in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article VI that are described in the Indemnity Claim Notice provided to Representative in accordance with Section 6.3 and Section 6.5; provided, however, that no Parent Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach or inaccuracy of more than one of the representations, warranties and covenants in this Agreement.

(d) Except for [*], from and after the Closing, the Parent Parties shall only be entitled to seek recovery for any Claims for indemnification pursuant to Section 6.2(a) by setoff [*] pursuant to Section 1.11(f) (provided that [*]). Any amounts recoverable by the Parent Parties with respect to [*] payable to the Company Securityholders in [*]. The Parent Parties shall use their commercially reasonable efforts to seek recovery under the D&O Tail Policy with respect to any applicable Losses only to the extent coverage is reasonably expected to be available therefor.

(e) Notwithstanding anything to the contrary in this Article VI, the Parent Parties shall not be entitled to make a Claim pursuant to Section 6.2(a)(i) unless and until the aggregate amount of all such Losses suffered by one of more of the Parent Parties [*], in which event the Parent Parties shall be able to seek recovery for any Losses regardless of [*], subject to the other limitations set forth herein; provided, however, that the [*] shall not apply [*].

(f) Except for (x) [*] and (y) the immediately following sentence, in no event shall Parent Parties be entitled to recourse for money damages after the Closing pursuant to this [*]. Further, except for (x) [*] and (y) with respect to [*], with respect to indemnification pursuant to Section 6.2(a)(i), in no event shall Parent Parties be entitled to recourse other than aggregate setoff against [*].

(g) Notwithstanding anything to the contrary in Section 6.2(a), for the purposes of determining the existence of a breach and the amount of Losses that are the subject matter of a Claim for indemnification related thereto, each representation and warranty in Article III (including the Schedules thereto) and in any certificate delivered hereunder shall be read without regard and without giving effect to the terms “material” or “Material Adverse Effect” or other variations of the word “material” contained in such representation or warranty (as if such words or phrases were deleted from such representation and warranty), except in the case of (a) the standard for what constitutes a defined term hereunder and the use of such defined term, (b) exceptions or exclusions to representations and warranties listed in the Company Disclosure Schedules and (c) the Company Disclosure Schedule requiring lists of “material” items.

Section 6.3 Claim Notices; Defense of Third-Party Claims. To make a valid Claim for indemnification under Section 6.2, the Person making such Claim (an “Indemnitee”), shall notify the Party or Parties required to provide such indemnification (each, an “Indemnitor”), of the Claim in writing (and with respect to a third-party Claim, promptly after receiving written notice of any Claim (including any action or proceeding commenced or threatened in writing to be commenced by any third party) which Indemnitee reasonably believes may result in a claim for indemnification pursuant to Section 6.2) against it, describing in reasonable detail the Claim, including the basis for why Parent is entitled to indemnification pursuant to Section 6.2(a), an estimate of the Losses actually incurred to date (if known and quantifiable), the amount of such Claim (if known and quantifiable, and if not known and quantifiable, a reasonable estimate thereof if possible) and the basis thereof and including copies of all applicable documents relating to such Claim (each, an “Indemnity Claim” and such notice, “Indemnity Claim Notice”); provided that the failure by the Indemnitee to provide such Indemnity Claim Notice shall not affect the indemnification obligations of the Indemnitor except to the extent the Indemnitor shall have been actually materially and adversely prejudiced as a result of such failure. Upon delivery of an Indemnity Claim Notice to Indemnitor in accordance with this Section 6.3, Indemnitor and Indemnitee shall attempt in good faith to resolve any such objections raised by the Indemnitee in such Indemnity Claim Notice. If Indemnitee and Indemnitor agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnitee and Indemnitor, shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto. If no such resolution can be reached during a [*] period following the Indemnitor’s receipt of the Indemnity Claim Notice, then upon the expiration of such [*] period (or such longer period as may be mutually agreed in writing), shall be finally settled by arbitration in accordance with Section 10.17. During the pendency of an Indemnity Claim, the Indemnitee shall reasonably cooperate with the Indemnitor and provide the Indemnitor with reasonable access to all books, records, and other documents and materials, in electronic form, that are under the control of the

Indemnitee and are reasonably necessary to evaluate the merits of such Indemnity Claim; provided that no such access shall be permitted to the extent that it would require the Indemnitee to disclose information subject to attorney-client privilege or attorney work product privilege, conflict with any third-party confidentiality obligations to which the Indemnitee is bound, or violate any applicable Law; provided, further, that the Indemnitees shall use their reasonable best efforts to obtain any required consents or take such other action (such as the entry into a joint defense or common interest agreement or other arrangement to avoid loss of attorney client privilege) to permit such access or disclosure. Indemnitor shall be entitled to participate in the defense of such Claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense (including from the Representative Holdback Amount), and at its option shall be entitled to assume the defense thereof within [*] days of receiving the Indemnity Claim Notice with counsel reasonably acceptable to the Indemnitee; provided that (i) if the Indemnitor has so assumed the defense of such Claim, the Indemnitee shall be entitled to participate in (but not control or make decisions related thereto) in the defense of such Claim and to employ counsel of its choice for such purpose at the Indemnitee’s expense and (ii) the Indemnitor shall not have the right to assume the defense of any Claim (A) that seeks equitable relief or any other non-monetary remedy against the Indemnitee, (B) the settlement of, or an adverse judgment with respect to such Claim, reasonably expected to materially and adversely affect the Indemnitee, its business relationships or any of its Affiliates, (C) that involves criminal liability or any admission of wrongdoing, or (D) in an amount that, if determined in accordance with the claimant’s demand, would reasonably be expected to result in Losses which would not be available for recovery under Section 6.2. If the Indemnitor shall control the defense of any such Claim then the Indemnitor shall be entitled to settle such Claim; provided that the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a Claim or ceasing to defend such Claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee, or if such settlement would require any admission of guilt or wrongdoing, or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such Claim without prejudice. If the Indemnitor has not elected to control the defense of any such Claim, then the Indemnitee shall not settle such Claim without the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, condition or delayed).

Section 6.4 Determination of Loss Amount. The amount of any Loss subject to indemnification under Section 6.2 shall be calculated net of any insurance proceeds, or any indemnity, contribution or other similar payment actually received by the Indemnitees from any third party with respect thereto, net of any increased premiums and costs of recovery, if any.

Section 6.5 Termination of Indemnification. The rights of the Parent Parties to bring Claims under Section 6.2(a) in respect of a breach of representation, warranty, covenant or agreement shall terminate when the applicable representation, warranty, covenant or agreement terminates pursuant to Section 6.1; provided, however, that such rights to recover shall not terminate solely with respect to and to the extent that a Indemnification Claim Notice is properly delivered to Representative in accordance with Section 6.3 before the expiration of the applicable survival period in accordance with Section 6.1, and any such right to recover shall continue solely with respect to such Indemnity Claim specified in the Indemnity Claim Notice and the Survival Period Termination Date of such representation, warranty, covenant or agreement, solely in respect of such Claim to the extent set forth in the Indemnity Claim Notice, shall be extended, in each case, until the resolution of such Claim.

Section 6.6 Mitigation; Subrogation.

(a) The Parent Parties, on the one hand, and the Representative, on the other hand, shall cooperate with respect to resolving any claim or liability with respect to which the Indemnitors have indemnification obligations hereunder, including, with respect to the Indemnitee, by exercising commercially reasonable efforts to mitigate or resolve any Indemnification Claim or Losses, which in the absence of such mitigation might increase Losses in respect of such Indemnification Claim.

(b) The Indemnitee shall exercise commercially reasonable efforts to seek full recovery from any third parties and under all insurance policies covering any Loss to the same extent as it would if such Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event that any payment is made in respect of Losses, the Indemnitor who made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the Indemnitee receiving such payment against any third party; provided that any Indemnitor exercising such subrogation rights shall consult in good faith with the Indemnitee prior to and during the course of seeking any recovery.

Section 6.7 Exclusive Remedy. From and after the Closing, except in the event of [*], any Claim relating to the Support Agreements, and Claims related to any employment agreement, the Parent Parties sole and exclusive remedy with respect to any and all Claims relating, directly or indirectly, to the subject matter of this Agreement or the Transactions, regardless of the legal theory under which such liability or obligation may be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be exclusively pursuant to the provisions set forth in Section 1.11, Section 5.16, this Article VI, Section 10.19 or as contemplated by any other Transaction Documents, as applicable. Nothing herein shall operate to limit the ability of the Parent Parties to bring a Claim against [*]. Notwithstanding anything herein to the contrary, this Section 6.7 shall not apply to Section 10.1, which shall be enforceable by the Representative in its entirety against the Company Securityholders.

Section 6.8 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Closing Merger Consideration for Tax purposes, unless otherwise required by Law.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party. The respective obligations of the Parties to consummate the Merger and the other transactions contemplated hereby and by each Transaction Document shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may, to the extent permitted by Law, be waived in writing by Parent or the Company, as applicable:

(a) HSR. All notifications required pursuant to the HSR Act shall have been made and the applicable waiting period shall have expired or been terminated.

(b) Stockholder Approval. The Required Company Stockholder Approvals shall have been duly and validly obtained, as required by Law and each of the Organizational Documents, each as in effect on the date of the Required Company Stockholder Approvals.

(c) Nasdaq Listing. The Parent Common Stock issuable to the Company Securityholders pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(d) No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Entity of competent jurisdiction any statute, regulation, enactment, Order (whether temporary, preliminary or permanent) or Law that prohibits or renders illegal the Merger on the terms and conditions set forth herein or any other material transaction contemplated hereby or by the Transaction Documents.

Section 7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated hereby and by each Transaction Document shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company:

(a) Representations and Warranties of Parent and Merger Sub. Each of the representations and warranties of Parent and Merger Sub contained in Article IV (disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases) shall be true and correct in all respects on and as of the Closing Date, except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct in all respects on and as of such specified date or dates, in each case except for such failures to be true and correct, individually and in the aggregate, as have not had a material adverse effect on the ability of Parent and Merger Sub to perform their obligations under this Agreement or consummate the Merger.

(b) Covenants of Parent and Merger Sub. Parent and Merger Sub shall each have performed and complied in all material respects with all agreements, covenants and obligations of this Agreement required to be performed and complied with by them as of the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect of Parent and its Subsidiaries, taken as a whole, which remains continuing as of the Closing Date.

(d) Certificate of Parent. The Company shall have received from Parent an officer’s certificate certifying to the fulfillment of the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(e) Parent Deliverables. The Company shall have received from Parent each of the documents and deliverables listed in Section 2.2(c).

Section 7.3 Additional Conditions to the Obligations of Parent and Merger Sub. Parent’s and Merger Sub’s obligations to consummate the Merger and take the other actions required to be taken by them at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Parent and Merger Sub in a writing signed by Parent):

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Article III (other than any Company Fundamental Representation, but for purposes of this provision, not including the representations and warranties set forth in Section 3.11 (Taxes.)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or other similar limitations set forth therein) on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct, on and as of such specified date or dates), in each case except where the failure of such representations and warranties to be so true and correct had not had, and would not reasonably be expected to have, a Material Adverse Effect, (ii) the Company Fundamental Representations (other than (A) the representations of the Company contained in Section 3.6 (Capitalization.) and (B) the representations of the Company contained in Section 3.11 (Taxes.), which are addressed in the foregoing clause (i)) and the last sentence of Section 3.18(e) shall be true and correct in all material respects on and as of the Closing Date, except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct in all respects on and as of such specified date or dates and (iii) the representations and warranties of the Company set forth in Section 3.6 (Capitalization.) shall be true and correct in all but de minimis respects on and as of the Closing Date, except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct in all but de minimis respects on and as of such specified date or dates.

(b) Covenants of the Company. The Company shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect of the Company and its Subsidiaries, taken as a whole, which remains continuing as of the Closing Date.

(d) Certificate of the Company. Parent shall have received from the Company an officer’s certificate certifying to the fulfillment of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c).

(e) Company Deliverables. Parent shall have received from the Company each of the documents and deliverables listed in Section 2.2(b).

Section 7.4 Frustration of Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by Parent at any time prior to the Closing if executed copies of the Stockholder Consent have not been delivered to Parent on the date of the execution and delivery of this Agreement; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Parent in the event that the Company has delivered executed copies of the Stockholder Consent prior to the time Parent elects to terminate this Agreement under this Section 8.1(b);

(c) by Parent or the Company, if the Closing shall not have occurred on or before November 4, 2024, or such other date, if any, as the Parent and the Company may agree in writing (the “Termination Date”); provided that (i) if, on the Termination Date, all of the conditions set forth in Article VII, other than the condition set forth in Section 7.1(a) and other than those conditions that by their nature are to be satisfied on the Closing Date (provided that such conditions are capable of being satisfied on such date), shall have been satisfied or waived or are capable of being satisfied or waived, then the Termination Date may be extended for all purposes hereunder by a period of [*] by either Parent or the Company by written notice to the other party prior to the Termination Date; provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement;

(d) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), as applicable, and (B) is incapable of being cured by the Company by the Termination Date, or, if capable of being cured by the Company by the Termination Date, is not cured by the Company within the earlier of (x) [*] days following receipt of written notice of such breach or failure to perform from Parent and (y) the Termination Date; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d) if Parent or Merger Sub is then in material breach of its representations, warranties, covenants or agreements set forth in this Agreement; and

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), as applicable, and (ii) is incapable of being cured by Parent or

Merger Sub by the Termination Date or, if capable of being cured by Parent or Merger Sub by the Termination Date, is not cured by Parent or Merger Sub within the earlier of (x) [*] following receipt of written notice of such breach or failure to perform from the Company and (y) the Termination Date; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in material breach of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 8.2, Article IX, Article X and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except that no such termination shall relieve any Party from liability for damages to another Party resulting from a Willful Breach of this Agreement or from Fraud.

ARTICLE IX

DEFINITIONS

Section 9.1 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Acquisition Proposal” means any agreement, inquiry, indication of interest, proposal or offer by any person (other than Parent, Merger Sub and their Affiliates and their respective Representatives), or any public announcement of intention to enter into any such agreement or of (or intention to make) any such inquiry, indication of interest, proposal or offer, in one or a series of related transactions, providing for any (i) direct or indirect purchase, transfer, disposition, acquisition or sale of the Company Group’s assets having a fair market value (as determined by the Company’s board of directors in good faith) of more than [*] of the fair market value of all of the assets of the Company Group, taken as a whole, immediately prior to such purchase, transfer, disposition, acquisition or sale, (ii) direct or indirect issuance, purchase, transfer, disposition, acquisition or sale of more than [*] of the capital stock of the Company or any Subsidiary of the Company, or any tender offer or exchange offer that if consummated would result in any person beneficially owning more than [*] of the total outstanding voting securities of the Company or any Subsidiary of the Company, or any merger, consolidation, business combination, recapitalization or similar transaction involving the Company or any Subsidiary of the Company, or (iii) liquidation or dissolution of the Company or any Subsidiary of the Company, in the case of the foregoing clauses (i) through (iii) other than the Merger and the other transactions contemplated by this Agreement.

“Action” means any claim, charge, action, cause of action, suit, complaint, petition, demand, tender of indemnity, litigation, arbitration, mediation, proceeding, prosecution, investigation, hearing, audit, inquiry, examination or subpoena commenced, brought, conducted or heard by or before any court, arbitrator, mediator or other Governmental Entity or any other tribunal, arbitration, mediation or similar proceeding.

“Additional Consideration” means, as of any date of determination, without duplication, (i) any portion of the Representative Holdback Amount paid or payable to the holders of Preferred Stock pursuant to Sections 1.9 and 1.10, plus (ii) any amounts from the Contingent Payments paid or payable to the Company Securityholders pursuant to Section 1.11.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person, whether through the ownership of voting securities or contract (it being understood and agreed that the Company shall not be deemed to be an Affiliate of Parent for purposes of this Agreement).

[*]

“BLA” means a Biologics License Application submitted to the FDA in conformance with applicable Laws and regulations.

“Business” means, collectively, the respective businesses of the Company and each Subsidiary of the Company as conducted by the Company or such Subsidiary of the Company, as applicable, as of the date hereof and as of the Closing Date.

“Business Day” means a day that is neither a Saturday or Sunday, nor any other day on which banking institutions in San Francisco, California, are authorized or obligated by Law to close.

“California Law” means the California General Corporation Law.

“CAR” means chimeric antigen receptor.

“CAR-T Cell Naive Patient” means any patient who has not received any CAR-T Cell therapy.

“Cash” means, as of any particular time, with respect to the Company, the aggregate amount of cash and cash equivalents, including marketable securities and restricted cash, of the Company Group on hand or in bank accounts, including deposits in transit, less (a) the aggregate amount of outstanding checks or drafts of the Company that have not posted, plus (b) checks received by the Company that have not been posted.

“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

“Claim” means any action, lawsuit, proceeding, investigation or other claim.

“Closing Cash” shall mean the Cash of the Company as of 12:01 a.m., Pacific Time, on the Closing Date.

“Closing Cash Consideration” means (i) thirty million dollars ($30,000,000) plus (ii) the Company Closing Cash Amount minus [*] minus (iii) the Representative Holdback Amount.

“Closing Merger Consideration” means (i) the Closing Cash Consideration plus (ii) the Closing Stock Consideration.

“Closing Stock Consideration” means thirty seven million five hundred thousand (37,500,000) shares of Parent Common Stock.

“Closing Transaction Bonuses” means the Transaction Bonuses as defined in the Company Disclosure Schedules.

“Code” means the U.S. Internal Revenue Code of 1986.

“Combination Product” means (a) a fixed dose combination of the IMPT-314 Product with another active FDA approved (for clarity, whether as part of the combination or on its own) pharmaceutical ingredient that is not the IMPT-314 Product or (b) the sale of a IMPT-314 Product co-packaged with another FDA approved pharmaceutical product for a single price.

“Commercially Reasonable Efforts” means with respect to Parent’s obligations or tasks requiring Commercially Reasonable Efforts under this Agreement, the carrying out of such obligations or tasks with a level of effort and resources consistent with the practices customary in the pharmaceutical industry for the research, development, manufacture or commercialization of a pharmaceutical product owned by it (or to which it has exclusive rights) at a similar stage of development or commercialization and of similar market potential, profit potential and strategic value, based on conditions then prevailing. Such efforts may take into account, without limitation, issues of scientific data/validation, safety and efficacy, stage of development, Regulatory Authority-approved labeling, product profile, the competitiveness of alternative products in the marketplace, alternative products and programs (including generic products and any alternative products owned or controlled (through license or otherwise) by Parent or its Affiliates), profitability (including pricing and reimbursement status achieved or likely to be achieved), the likely timing of the product’s entry into the market, the Patent and other proprietary position, the likelihood of Regulatory Approval, amounts payable to licensors of Patents or other Intellectual Property rights and other relevant scientific, technical and commercial factors, but shall not include consideration of any amounts paid or payable to the Company Securityholders under this Agreement (including via distributions by or through the Exchange Agent or the Transfer Agent, as applicable).

“Company Closing Cash Amount” means (a) if the Closing Cash minus the Company Incurred Transaction Expenses is calculated to be greater than or equal to $16,000,000, an amount equal to $16,000,000 or (b) if the Closing Cash minus the Company Incurred Transaction Expenses is calculated to be less than $16,000,000, an amount equal to (i) the greater of (x) the Closing Cash or (y) $16,000,000, minus (ii) the Company Incurred Transaction Expenses.

“Company Continuing Employee” means each employee employed by the Company immediately prior to the Closing and who remains so employed immediately after the Closing.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1 (Organization and Power), 3.2 (Subsidiaries), 3.3 (Authorization; Valid and Binding Agreement), 3.4(a) and (b) (No Conflict), 3.6 (Capitalization), 3.11 (Taxes) and 3.27 (Brokers; Finders).

“Company Group” means the Company and each of its Subsidiaries.

“Company Intellectual Property” means, collectively, (a) all Company Owned IP and (b) all third party Intellectual Property exclusively licensed to any member of the Company Group.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by a member of the Company Group.

“Company Person” means the Company and any other person in which the Company is a securityholder, a member or a partner.

“Company Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3), including multiemployer plans, as defined in Section 3(37) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit or compensation plans, programs, policies, agreements or arrangements of any kind, whether or not subject to ERISA, whether or not funded, whether formal or informal, written or unwritten, legally binding or not, under which (i) any current or former director, officer, employee, or individual consultant of the Company Group has any right to benefits and that the Company Group sponsors, maintains, contributes to, or (ii) the Company Group sponsors, maintains or has or would reasonably be expected to have any actual or contingent present or future liability or obligation; provided, that “Company Plan” does not include any PEO Plan.

“Company Products” means all products and product candidates of the Company Group, including the IMPT-314 Product.

“Company Registered IP” means all Patents, Copyrights and Trademarks within the Company Owned IP that has been registered, filed, certified or otherwise recorded with or by any Governmental Entity, or any applications for any of the foregoing.

“Company Related Party” means, other than Parent or any of its Affiliates (it being understood and agreed that the Company shall not be deemed to be an Affiliate of Parent for purposes of this Agreement) (x) any Affiliate, director, officer or employee of any member of the Company Group, (y) any Company Stockholder holding 2% or more of the Company’s outstanding equity interests and (z) to the Knowledge of the Company, any relative or spouse of any of the foregoing Persons.

“Company Security” means, collectively, the Company Stock and Options.

“Company Securityholder” means a Company Stockholder or a holder of Vested Options.

“Company Service Provider” means each Employee and each of the current or former officers, directors, consultants, advisors or other natural person providing services to the Company.

“Company Stock Plan” means the 2020 Employee Stock Option Plan of the Company, as amended and the 2017 Employee Stock Option Plan.

“Company Stockholder” means a holder of shares of Company Stock.

“Complete Response Rate” means the proportion of patients in a clinical trial who experience the total disappearance of all measurable signs of disease following treatment, as assessed according to such clinical trial’s predefined criteria.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of [*], by and between the Company and Parent (as amended, supplemented or otherwise modified from time to time).

“Contract” means any legally binding agreement, contract, purchase order, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, whether oral or written.

“Contractors” means current or former individual consultants, contractors, independent contractors or other workers engaged by or on behalf of the Company or any Subsidiary of the Company.

“Controlled Group Liability” means any and all liabilities (a) under any multiemployer plan (as defined in Section 3(37) of ERISA), (b) under Title IV of ERISA, (c) under Section 302 of ERISA or Sections 412 and 4971 of the Code, (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code and (e) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“COVID-19” means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease, COVID-19 or any evolution thereof.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott laws, regulations, or programs administered, enacted or enforced by any Governmental Entity, including: (a) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. International Trade Commission, the U.S. Department of Commerce, and the U.S. Department of State; (b) the U.S. Tariff Act of 1930; (c) the U.S. Export Control Reform Act of 2018 and the Export Administration Regulations, including related restrictions with regard to persons or entities on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List; (d) the U.S. Arms Export Control Act, and the International Traffic in Arms Regulations, including related restrictions with regard to persons or entities on the U.S. Department of State’s Debarred List; (e) the U.S. Foreign Trade Regulations; and (f) the anti-boycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“Distributor” means any Person appointed or engaged by Parent or any of its Affiliates or its or their Licensees to distribute, market and sell (or resell) any IMPT-314 Product, as applicable, with or without packaging rights, including wholesalers, in circumstances in which such Person purchases its requirements of IMPT-314 Product from Parent or its Affiliates or its or their Licensees on an arm’s length basis but does not otherwise make any royalty or other payments to Parent or its Affiliates or its or their Licensees with respect to such sales, including with respect to Intellectual Property with respect to such IMPT-314 Product.

“Employee” means any individual classified as a current employee of the Company, including employees on vacation and leave of absence (such as maternity, family, sick, military or disability leave).

“Employee Option” shall mean each Option that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of the Company for applicable employment Tax purposes pursuant to the applicable award agreement.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign Laws and regulations relating to pollution or protection of human health or the environment, including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means with respect to the Company or any of its Subsidiaries, any trade or business (whether or not incorporated) that, together with the Company or any such Subsidiary, is or was at any relevant time required to be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the U.S. Federal Food, Drug and Cosmetic Act and all related rules, regulations and guidelines.

“First Commercial Sale” means, the first commercial sale of the IMPT-314 Product in the United States by or on behalf of the Company Group to a third party or Governmental Entity following receipt of Regulatory Approval of a BLA by the FDA for the IMPT-314 Product in the United States. Sales or transfers of reasonable quantities of a Company Product for research or development, including proof of concept studies or other clinical trial purposes, or for compassionate or similar use, shall not be considered a First Commercial Sale.

“Foreign PEO Plan” means each PEO Plan that is subject to any Law other than U.S. federal, state or local Law.

“Foreign Plan” means a Company Plan that is subject to any Law other than U.S. federal, state or local Law.

“Fraud” means, with respect to any Person, intentional common law fraud (i.e., with scienter) under Delaware Law in the making by such Person of one or more of the representations and warranties set forth in this Agreement; provided, that “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud, or any torts based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States of America.

“GDPR” means the General Data Protection Regulation (EU) 2016/679.

“Good Clinical Practices” means FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and all comparable standards of any other applicable Regulatory Authority.

“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and all comparable standards of any other applicable Regulatory Authority.

“Government Contract” means any Contract between the Company, on the one hand, and any Governmental Entity, prime contractor to a Governmental Entity or subcontractor to any such Governmental Entity, on the other hand.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body (public or private), department, political subdivision, tribunal or other instrumentality thereof.

“Hazardous Materials” means (i) any material, substance, chemical or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or the environment or (B) can form the basis of any Liability under any Law relating to pollution, waste or the environment; and (ii) any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IMPT-314 Product” means [*].

“IND” means an Investigational New Drug Application submitted to the FDA in conformance with applicable Laws.

“Indebtedness” means, as of any particular time, with respect to the Company, without duplication, all obligations (including all obligations in respect of principal, accrued interest, and prepayment penalties, fees and premiums) for (i) all indebtedness of the Company for borrowed money or with respect to deposits or advances of any kind, (ii) liability under any finance leases, (iii) all letters of credit to the extent drawn upon and not paid, (iv) any indebtedness evidenced by notes, bonds, debentures or similar contracts or agreements, (v) the maximum amount of the deferred purchase price of property, goods or services, including any earn-out or contingent payment obligations, (vi) interest rate or currency swap transactions (valued at the termination value thereof), (vii) obligations secured by Liens (other than Permitted Liens), whether or not the obligations secured thereby have been assumed, (ix) any obligations with respect to unpaid paid time off, incentive compensation, severance or deferred compensation (whether or not accrued), calculated as though such obligations were due and payable immediately prior to the Closing (including the employer portion of any payroll, social security, unemployment and similar Taxes incurred in respect of such obligations), (x) all obligations of the Company under swap, collar, hedging or other derivative transactions (valued at the termination value thereof), and (xi) direct or indirect guarantees of the foregoing. Notwithstanding the foregoing, “Indebtedness” shall not include any liability reflected in Transaction Expenses.

“Insurance Policies” means the insurance policies currently maintained by the Company Group.

“Intellectual Property” means all intellectual property, industrial property and proprietary rights worldwide, including rights in and to all U.S. and foreign (a) patents and patent applications, including all provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, extensions, re-examinations, substitutions, and extensions thereof and the equivalents of any of the foregoing in any jurisdiction (“Patents”), (b) copyrights, mask works, rights in Software and Moral Rights (“Copyrights”), (c) rights of publicity and other intellectual property rights to use the names, likeness, image, photograph, voice, and identity of individuals, (d) trade secrets, know-how and confidential information, inventions, invention disclosures, processes, formulae, models, methodologies, specifications, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data and similar data and information, (e) trademarks, trade names, logos, service marks, trade dress, designs, emblems, signs, insignia, slogans, other similar designations of source or origin (“Trademarks”) and general intangibles of like nature, together with all goodwill associated with any of the foregoing, (f) domain names, hashtags, web addresses, handles and other social media addresses and identifiers, (g) computerized databases, data compilations and collection methods, and technical data, (h) any registrations or applications for registration for any of the foregoing, (i) analogous rights to those set forth above and (j) rights to sue for past, present, and future claims and causes of action arising out of or related to any infringement, misappropriation or other violation of the rights set forth above.

“IRS” means Internal Revenue Service.

“IT Assets” means all computer systems, including hardware, firmware, middleware, software, databases and platforms, interfaces, systems, networks, information technology equipment, infrastructure, workstations, switches, data communications lines and associated documentation owned or purported to be owned by the Company Group of the Company or used by or on behalf of the Company Group in connection with the conduct of the business of the Company.

“Knowledge” means (i) with respect to the Company, means the actual knowledge, after due inquiry of their direct reports, of the Company’s executive officers and (ii) with respect to Parent, means the actual knowledge, after due inquiry of their direct reports, of Parent’s executive officers.

“Law” means any foreign, federal, state, local or other statute, law, rule, regulation, ordinance, judgment, injunction, order, decree or other restriction of any Governmental Entity or stock exchange.

“Liabilities” means any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, accrued or unaccrued, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Licensee” means the counterparty to any license, settlement agreement or other agreement between Parent or any of its Affiliates, on the one hand, and any third party, on the other hand, pursuant to which such third party is granted a license or sublicense under the IMPT-314 Product or is otherwise granted rights to research, develop or commercialize the IMPT-314 Product (excluding any Distributor).

“Liens” means liens, mortgages, licenses, security interests, encumbrances, pledges, easements or other encumbrances or charges of any kind.

“Losses” means any and all damages, charges, liabilities, payments, assessments, deficiencies, Taxes, interest, fines, costs, judgments, amounts paid in settlement, losses, expenses and fees, removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring and court costs and attorneys’ and other professionals’ fees costs and expenses sustained or incurred, including in investigating claims, and any other costs of enforcing a Party’s rights under this Agreement (in each case excluding punitive and exemplary damages (except to the extent awarded in a final non-appealable judgment and actually paid to a third party as part of a Claim)).

“Material Adverse Effect” means, with respect to a Person, any change, event, circumstance, development, occurrence, result or effect that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (a) the business, operations, assets, liabilities, clinical programs or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person to perform its obligations hereunder or consummate the Transactions; provided that, for purposes of clause (a) above, any change, event, circumstance, development, occurrence, result or effect to the extent arising from any of the following shall not be taken into account in determining whether there has been a Material Adverse Effect: (i) general business or economic conditions (including changes in the credit, debt or financial markets) affecting the United States economy generally or the economy of any other country or region in the world or the global economy generally; (ii) changes in the

United States financial, banking or securities markets, or the financial, banking or securities markets in any other country or region of the world, in general; (iii) operating, business, regulatory or other conditions generally affecting the industry in which such Person and its Subsidiaries operate; (iv) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof; (v) the failure of such Person and its Subsidiaries to meet or achieve the results set forth in any projection or forecast in and of itself (provided that this clause (v) shall not exclude any change or effect underlying such failure to meet projections or forecasts, except as otherwise excluded pursuant to this definition); (vi) hurricanes, earthquakes, floods or other natural disasters or pandemics (including COVID-19); (vii) political conditions (or changes in such conditions) in the United States or any other country or region in the world or hostilities, acts of war (whether declared or undeclared), sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (viii) with respect to the Company and its Subsidiaries, except for purposes of Section 3.3, the taking of any action expressly required by this Agreement or expressly requested in writing by Parent; or (ix) except for purposes of Section 3.3, the announcement, pendency or performance of this Agreement or the consummation of the Transactions; provided, further, that, in the case of clauses (i), (ii), (iii), (iv), (vi) or (vii) above, if such change, event, circumstance, development, occurrence, result or effect disproportionately affects such Person and its Subsidiaries, taken as a whole, relative to other Persons or businesses that operate in the industry in which such Person and its Subsidiaries operate, then solely the disproportionate portion of such change, event, circumstance, development, occurrence, result or effect may be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Suppliers” means, collectively, (a) the top [*] suppliers and service providers of the Company Group, taken as a whole, measured by dollar volume of purchases, with respect to the fiscal year ended December 31, 2023 and (b) the top [*] suppliers and service providers of the Company Group, taken as a whole, measured by dollar volume of purchases, with respect to [*] ended June 30, 2024.

“Merger Consideration” means, collectively, (a) the aggregate consideration to which holders of Preferred Stock become entitled pursuant to Section 1.2(a), (b) the aggregate consideration, if any, to which holders of Common Stock become entitled pursuant to Section 1.2(b), and (c) the aggregate Option Consideration, if any, to which holders of Vested Options become entitled pursuant to Section 1.3(b).

“Moral Rights” means moral or equivalent rights in any intellectual property, including the right to the integrity of the work, the right to be associated with the work as its author by name or under a pseudonym and the right to remain anonymous.

“Nasdaq” means Nasdaq Global Select Market.

“Net Sales” means, with respect to a particular calendar year, the U.S. dollar amounts of revenue recognized by Parent or its Affiliates or, in the event Parent or any of its Affiliates grants an IMPT-314 License to any IMPT-314 License Counterparty, Licensees, in accordance with GAAP for invoiced sales of IMPT-314 Product in the United States by Parent or its Affiliates or Licensees in an arm’s-length transaction (excluding any sales among Parent and its Affiliates and its Licensees), less, in each case, the following amounts attributable to such sales of the IMPT-314 Product in the United States in accordance with GAAP to extent not already accounted for and deducted with respect to such amounts recognized:

(a)	bad debts;

(b)

sales returns and allowances actually paid, granted or accrued, including trade, quantity and cash discounts and any other adjustments, including those granted on account of price adjustments, billing errors, rejected goods, damaged or defective goods, recalls, returns, rebates, chargeback rebates, reimbursements or similar payments granted or given to wholesalers or other distributors, buying groups, health care insurance carriers, pharmacy benefit managers or other similar institutions;

(c)	adjustments arising from consumer discount programs or other similar programs; and

(d)

customs or excise duties, sales Tax, consumption Tax, value added or similar Tax, and other Taxes (except income Taxes) or duties relating to sales, any payment in respect of sales to any Governmental Entity (excluding income Taxes), or with respect to any government-subsidized program or managed care organization, the portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) or its successor, that Parent or its Affiliates allocates to sales of such IMPT-314 Product in the United States in accordance with Parent’s or its Affiliate’s, as applicable, standard policies and procedures, consistently applied across its products, as applicable or any other similar fees or Taxes and freight and insurance (to the extent that Parent or its Affiliates bear the cost of freight and insurance for the IMPT-314 Product in the United States).

Notwithstanding the foregoing, in the event any amounts for sales of the IMPT-314 Product are received in a currency other than United States dollars, Net Sales shall be determined by converting the currencies with which the sales are made into United States dollars, at rates of exchange determined in a manner consistent with Parent’s method for calculating rates of exchange in the preparation of Parent’s financial statements in accordance with GAAP.

IMPT-314 Product transferred to third parties in connection with clinical and non-clinical research and trials, IMPT-314 Product samples, compassionate sales or use, or an indigent program or similar bona fide arrangements by Parent or any of its Affiliates at or below cost for good faith business, governmental or humanitarian reasons shall give rise to Net Sales only to the extent that Parent or such Affiliate invoices or receives amounts therefor.

In the event IMPT-314 Product is sold as part of a Combination Product, the Net Sales from the Combination Product, for the purposes of determining the Royalty Payments, shall be determined by multiplying the Net Sales (as determined above) of the Combination Product, during the applicable calendar year, by [*]. In such event, Parent shall in good faith make a determination of the respective fair market values of the IMPT-314 Product and all other products included in the Combination Product, and shall notify the Representative of such determination and provide the Representative with data to support such determination.

[*]

“Non-Employee Option” means an Option other than an Employee Option.

“Ongoing IMPT-314 Clinical Trial” means the ongoing Phase 1/2 Clinical Trial of the IMPT-314 Product, NCT05826535, titled MPCT-012L: A Phase 1/2 Multi-center Study Evaluating the Safety and Efficacy of IMPT-314, a CD19/20 Bispecific Chimeric Antigen Receptor (CAR) T Cell Therapy in Participants With Relapsed or Refractory Aggressive B-Cell Non-Hodgkin Lymphoma.

“Option” means an outstanding and unexercised stock option to purchase shares of Common Stock that is issued pursuant to the Company Stock Plan.

“Ordinary Course of Business” means any action taken by the Company Group in the ordinary course of business of the Company Group, consistent with past practice.

“Organizational Documents” means the Certificate of Incorporation and the bylaws of the Company, as amended through the date hereof.

“Parent Common Stock” means the shares of common stock, par value $0.0001 per share, of Parent.

“Parent Parties” means Parent, Merger Sub, any of their respective Affiliates (including, solely after the Closing, the Company) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, advisors, consultants, counsel, representatives, agents, successors, or permitted assigns.

“Parent Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the Nasdaq, for the consecutive period of five (5) trading days beginning on the sixth (6th) trading day immediately preceding the Closing Date and concluding at the close of trading on the second (2nd) trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the “VWAP” function thereof.

[*]

“Per Share Additional Consideration” means, with respect to each share of Company Stock and Vested Option, the portion of any Additional Consideration allocated to such share of Company Stock and Vested Option per the calculation set forth in the Allocation Certificate.

“Per Share Closing Cash Amount” means with respect to each share of each series and issuance date of Preferred Stock, the portion of the Closing Cash Consideration allocated to such share of such series and issuance date of Preferred Stock set forth in the Allocation Certificate.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (iii) easements, rights of way, minor title imperfections and restrictions, zoning ordinances (which are not violated by the current use or occupancy of such real property or the operation of the Company’s business thereon) and other similar matters of record affecting the real property, which do not or would not materially impair the use or occupancy of such real property in the operations of the Company’s business thereon or otherwise detract in any material respect from the value of the applicable real property; and (iv) any non-exclusive licenses to use any Company Intellectual Property granted by the Company in the Ordinary Course of Business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.

“Personal Information” means any information in the Company Group’s possession, custody, or control that constitutes “personal information,” “Personal Information,” “personally identifiable information” or similar term under any applicable Privacy Law.

“Pre-Closing Period” means the period from the date hereof until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article VIII.

“Preferred Stock” means the shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock of the Company.

“Privacy Requirements” means (a) applicable Laws governing the privacy, protection and security of Personal Information, including, as and to the extent applicable, the California Consumer Privacy Act, the GDPR and any national law supplementing the GDPR (such as, in the United Kingdom, the Data Protection Act 2018), and any regulations, or regulatory requirements, guidance and codes of practice, in each case, that is legally binding and applicable to the Processing of Personal Information (as amended or replaced from time to time) (“Privacy Laws”), (b) obligations under legally binding Contracts of the Company Group and that govern the Company Group’s Processing of Personal Information, (c) the, written, internal or public-facing privacy policies of the Company Group that govern the Company Group’s Processing of Personal Information (collectively, “Company Privacy Policies”) or (d) any rules of self-regulatory, industry or other organizations with which the Company Group is required under applicable Law to comply with depending on the nature of its Processing activities (including, as applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

“Pro Rata Share” means, with respect to each Company Securityholder, a fraction (expressed as a percentage) (i) the numerator of which is the sum of the total Merger Consideration paid to such Company Securityholder pursuant to Article I in respect of all shares of Preferred Stock and, only to the extent any Merger Consideration is paid with respect to the Common Stock and Vested Options, Common Stock and Vested Options held by such Company Securityholder, in each case immediately prior to the Effective Time, and (ii) the denominator of which is the total consideration paid to all Company Securityholders pursuant to Article I in respect of all shares of Preferred Stock and, only to the extent any Merger Consideration is paid with respect to the Common Stock and Vested Options, Common Stock and Vested Options, assuming there are no Dissenting Shares and excluding Excluded Shares, in each case, outstanding immediately prior to the Effective Time.

“Process” or “Processing” means the collection, use, storage, retention, handling, processing, protection, sharing, disposal, transfer, transmission or disclosure of or any other operation performed on Personal Information (whether electronically or in any other form or medium).

“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit E, contemplated to be entered into by and between the Parent and the Company Securityholders.

“Regulatory Approvals” means, with respect to a Company Product in the United States, all permits, licenses, certificates, approvals, clearances, or other authorizations of or recognized by the applicable Regulatory Authority necessary to conduct clinical trials of, manufacture or use such Company Product in the United States in accordance with applicable Law.

“Regulatory Authority” means the FDA and any other Governmental Entity with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, shipment, import, export or distribution of pharmaceutical or biological products.

“Related Party Financing” means any debt owed by any Company Person to a Company Related Party or any guarantee received by any Company Person from a Company Related Party, or the assumption of any Company Person’s debt or other obligations by a Company Related Party, or any guarantee or assumption of any liability of any kind for any debt incurred by a Company Person by a Company Related Party.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Required Company Stockholder Approvals” means one or more irrevocable Stockholder Consents, in accordance with and pursuant to Section 228 of the DGCL and the California Law, executed, adopted, dated and delivered by (i) the Company Stockholders holding more than fifty percent (50%) of the Company’s outstanding Common Stock and Preferred Stock (with the Preferred Stock voting on an as converted to Common Stock basis), (ii) the holders of Preferred Stock holding more than fifty percent (50%) of the Company’s outstanding Preferred Stock, voting together as a single class, (iii) the holders of Common Stock holding more than fifty percent (50%) of the Company’s outstanding Common Stock, voting together as a single class, (iv) the holders of Series B Preferred Stock holding more than fifty percent (50%) of the Company’s outstanding

Series B Preferred Stock, voting together as a single class and (v) the holders of Series A Preferred Stock and Series A-1 Preferred Stock holding more than fifty percent (50%) of the Company’s outstanding Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class, pursuant to which, among other things, each such Company Stockholder has approved and adopted this Agreement, approved the Transactions and agreed to waive any rights to seek appraisal for the Company Stock as provided under the DGCL and Section 2115 and Chapter 13 of the California Law, which shall be sufficient to constitute the required approval and adoption of this Agreement and the approval of the Transactions by the Company Stockholders pursuant to the terms and conditions of the Organizational Documents, the DGCL, Section 2115 and Chapter 13 of the California Law and any stockholders agreements between or among the Company Stockholders.

“Restricted Person” means any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

“ROFR Agreement” means the Amended and Restated Right of First Refusal Agreement, dated as of January 14, 2022, by and among the Company and the other parties listed therein.

“Sanctions” means any applicable economic or financial sanctions, trade embargoes or restrictive measures administered, enacted or enforced by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) the European Union or any European Union member state, (iii) the United Nations, (iv) the United Kingdom or (v) any other Governmental Entity with jurisdiction over the Company’s activities.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Incident” means (i) any unauthorized intrusion or breach of the security of the IT Assets or (ii) any unauthorized access to, or use of, any Personal information or confidential information, in each case of (i)-(ii), in the possession or control of the Company Group that has resulted in the unauthorized destruction, damage, loss, corruption, alteration or misuse of any such Personal Information or confidential information.

“Series A Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Organizational Documents of the Company.

“Series A-1 Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A-1 Preferred Stock” pursuant to the Organizational Documents of the Company.

“Series B Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Organizational Documents of the Company.

“Software” means any and all software, software-as-a-service, platform-as-a-service, infrastructure-as-a-service, firmware, operating systems, and computer programs and applications and related documentation thereof.

“Stock Exchange Ratio” means, for each series and issuance date of Preferred Stock issued and outstanding immediately prior to the Effective Time, the number of shares of Closing Stock Consideration each share of such series and issuance date of Preferred Stock is entitled to receive as set forth in the Allocation Certificate.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Tax” or “Taxes” means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added transfer, franchise, profits, estimated, fringe benefit, capital stock, registration, social security, unemployment, disability, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property (tangible or intangible), environmental or windfall profit tax, custom duty or other tax or other assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount whether disputed or not imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the amounts described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period as described under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person (other than pursuant to an Ordinary Commercial Agreement).

“Tax Authority” means the IRS or any other Governmental Entity exercising (or purporting to exercise) any authority with respect to any Tax.

“Tax Returns” means any return, report, declaration, claim for refund, information return or other document (including schedules, statements or any related or supporting information, including workpapers and any amendment thereto) filed with any Governmental Entity in connection with the determination, assessment, imposition or collection of any Tax.

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Support Agreements and any and all certificates, agreements, documents or other instruments to be executed and delivered by any Person in connection with the Transactions, any exhibits, attachments or schedules to any of the foregoing and any other written agreement that is expressly identified as a Transaction Document, as any of the foregoing may be amended, supplemented or otherwise modified from time to time.

“Transaction Expenses” means (i) all fees and expenses of the Company incurred or payable as of the Effective Time and not paid prior to the Effective Time payable to investment bankers, attorneys, accountants and other consultants and advisors retained by the Company Group in connection with the Transactions, in connection with the Company’s sale process or in connection with the Company’s initial public offering process, (ii) the fees and expenses incurred in obtaining the D&O Tail Policy, to the extent not paid prior to the Effective Time ((i) and (ii) collectively, the “Company Incurred Transaction Expenses”), and (iii) the share of Transfer Taxes borne by the Company Securityholders pursuant to Section 5.9(b). Transaction Expenses shall exclude all Taxes other than as provided in clause (iii).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Agent” means American Stock Transfer & Trust Company, LLC.

“Treasury Regulations” means the regulations issued under the Code.

“U.S.” or “United States” shall mean the United States of America.

“VDR” means the virtual data site entitled “ImmPACT” maintained by [*].

“Voting Agreement” means the Amended and Restated Voting Agreement, dated as of January 14, 2022, by and among the Company and the other parties listed therein.

“Willful Breach” shall mean a material breach of a representation, warranty or covenant set forth in this Agreement that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such action or failure to take such action would be a material breach of this Agreement.

Additional Terms List	Section
Accounts Payable	3.7(e)
Acquisition Proposal	9.1
Action	9.1
Additional Consideration	9.1
Adverse Experience	3.18(p)
Affiliate	9.1
Affiliate Contract	3.20
Agreement	Preamble
Allocation Certificate	1.8
Anti-Bribery Laws	3.17(b)
Auditing Firm	1.11(c)(i)
Balance Sheet Date	3.7(a)
Bankruptcy and Equity Exception	3.3(b)
BLA	9.1

Book-Entry Share	1.4(b)
Business	9.1
Business Day	9.1
California Law	9.1
CAR	9.1
CAR-T Cell Naive Patient	9.1
Cash	9.1
CBA	3.12(a)(xi)
Certificate	1.4(b)
Certificate of Incorporation	9.1
Certificate of Merger	1.1(b)
Certificates	1.4(b)
Claim	9.1
Closing	2.1
Closing Cash	9.1
Closing Cash Consideration	9.1
Closing Date	2.1
Closing Merger Consideration	9.1
Closing Stock Consideration	9.1
Code	9.1
Combination Product	9.1
Commercially Reasonable Efforts	9.1
Common Stock	1.2(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	5.7(b)
Company Closing Cash Amount	9.1
Company Continuing Employee	9.1
Company Fundamental Representations	9.1
Company Group	9.1
Company Incurred Transaction Expenses	9.1
Company Intellectual Property	9.1
Company Owned IP	9.1
Company Person	9.1
Company Plan	9.1
Company Privacy Policies	9.1
Company Products	9.1
Company Registered IP	9.1
Company Related Party	9.1
Company Security	9.1
Company Securityholder	9.1
Company Service Provider	9.1
Company Stock	1.2(b)
Company Stock Plan	9.1
Company Stockholder	9.1
Complete Response Rate	9.1

Confidentiality Agreement	9.1
Contingent Event Dispute Notice	1.11(d)(i)
Contingent Payments	1.11(b)(i)
Contract	9.1
Contractors	9.1
Contributor	3.13(g)
Controlled Group Liability	9.1
[*]	10.20
Copyrights	9.1
COVID-19	9.1
Customs & Trade Laws	9.1
D&O Indemnified Party	5.16(a)
D&O Tail Policy	5.16(b)
DGCL	Recitals
Disclosure Schedules	10.7
Dispute	1.11(d)(i)
Dissenting Share	1.5
Distributor	9.1
Drag-Along Approval Threshold	3.3(e)
Effective Time	1.1(b)
EMA	3.18(b)
Employee	9.1
Employee Option	9.1
Enhanced Product	9.1
Environmental Claim	9.1
Environmental Laws	9.1
Environmental Permits	3.19
Equity Milestone Payment	1.11(a)(i)
ERISA	9.1
ERISA Affiliate	9.1
Exchange Act	9.1
Exchange Agent	1.4(a)
Exchange Fund	1.4(a)
Excluded Shares	1.2(c)
FDA	9.1
FDA Permits	3.18(a)
FDCA	9.1
Financial Statements	3.7(a)
First Commercial Sale	9.1
Foreign Plan	9.1
Fractional Share Consideration	1.4(d)(ii)
Fraud	9.1
GAAP	9.1
GDPR	9.1
Good Clinical Practices	9.1
Good Laboratory Practices	9.1

Government Contract	9.1
Governmental Entity	9.1
Hazardous Materials	9.1
HSR Act	9.1
IMPT-314 Product Discontinuation Date	1.11(e)
IND	9.1
Indebtedness	9.1
Indemnitee	6.3
Indemnitor	6.3
Indemnity Claim	6.3
Information Statement	5.8
Insurance Policies	9.1
Intellectual Property	9.1
IRS	9.1
IT Assets	9.1
Key Clinical Event	3.18(o)
Knowledge	9.1
Latest Balance Sheet	3.7(a)
Law	9.1
Leased Realty	3.10(a)
Leases	3.10(b)
Letter of Transmittal	1.4(b)
Liabilities	9.1
Licensee	9.1
Liens	9.1
Losses	9.1
Material Adverse Effect	9.1
Material Contracts	3.12(a)
Material Suppliers	9.1
Merger	Recitals
Merger Consideration	9.1
Merger Sub	Preamble
Milestone	1.11(a)(i)
Milestone Notice	1.11(a)(ii)
Moral Rights	9.1
Nasdaq	9.1
Net Sales	9.1
Net Sales Statement	1.11(b)(iii)
NMPA	3.18(b)
Non-Employee Option	9.1
Ongoing IMPT-314 Clinical Trial	9.1
Option	9.1
Option Consideration	1.3(b)
Order	3.14
Ordinary Commercial Agreement	3.11(d)
Ordinary Course of Business	9.1

Organizational Documents	9.1
Parent	Preamble
Parent Benefit Plans	5.18(b)
Parent Board	Recitals
Parent Common Stock	9.1
Parent Financial Statements	4.8(c)
Parent Parties	9.1
Parent Permits	4.10(f)
Parent SEC Reports	4.8(a)
Parent Trading Price	9.1
Parties	Preamble
Party	Preamble
Patents	9.1
Payables Schedule	3.7(e)
Payroll Entity	1.3(c)
Per Share Stock Consideration	1.2(a)
Permits	3.17(f)
Permitted Exceptions	5.1(a)
Permitted Liens	9.1
Per Share Additional Consideration	9.1
Person	9.1
Personal Information	9.1
Pre-Closing Period	9.1
Preferred Stock	9.1
Per Share Closing Consideration	1.2(a)
Per Share Cash Amount	9.1
Privacy Laws	9.1
Privacy Requirements	9.1
Pro Rata Share	9.1
Process	9.1
Processing	9.1
Product Transfer	1.11(h)
R&D Sponsor	3.13(i)
Registration Rights Agreement	9.1
Regulatory Approvals	9.1
Regulatory Authority	9.1
Regulatory Submissions	3.18(c)
Related Party Financing	9.1
Release	9.1
Representative	Preamble
Representative Expenses	10.1(e)
Representative Holdback Amount	1.9
Required Company Stockholder Approvals	9.1
Restricted Person	9.1
Risk Factors	IV
ROFR Agreement	9.1

Royalty Payment	1.11(b)(i)
Sanctions	9.1
SEC	9.1
Securities Act	9.1
Security Incident	3.13(l)
Series A Preferred Stock	9.1
Series A-1 Preferred Stock	9.1
Series B Preferred Stock	9.1
Serious Adverse Event	3.18(p)
Software	9.1
SOX	4.8(a)
Stock Exchange Ratio	9.1
Stockholder Consent	Recitals
Subsidiary	9.1
Support Agreements	Recitals
Supporting Company Stockholders	Recitals
Survival Period Termination Date	6.1
Surviving Corporation	1.1(a)
Tax	9.1
Tax Authority	9.1
Tax Returns	9.1
Taxes	9.1
Termination Date	8.1(c)
[*]	6.2(e)
Trademarks	9.1
Transaction Documents	9.1
Transaction Expenses	9.1
Transactions	9.1
Transfer Taxes	5.9(b)
Treasury Regulations	9.1
U.S.	9.1
United States	9.1
Update Report	1.11(g)
VDR	9.1
Vested Option	1.3(b)
Voting Agreement	9.1
Willful Breach	9.1

ARTICLE X

MISCELLANEOUS

Section 10.1 Representative.

(a) Appointment. In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Company Stock of this Agreement, by receiving the benefits thereof, including any consideration payable hereunder, and without any further action of any of the Company Securityholders, all of the Company Securityholders collectively and irrevocably constitute and appoint the Representative as of the Closing as their exclusive agent, true and lawful attorney-in- fact and representative to act from and after the Closing and to do any and all things and execute any and all documents that may be necessary, convenient or appropriate to facilitate the consummation of the Transactions, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) authorization of payment of amounts due to Parent pursuant to Section 1.9, Section 1.10 or Section 1.11; (iii) receipt and forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of all or any of the Company Securityholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement or any of the instruments to be delivered to Parent pursuant to this Agreement; (vii) (A) disputing or refraining from disputing, on behalf of each Company Securityholder relative to any amounts to be received by such Company Securityholder under this Agreement or any agreements contemplated hereby, any claim made by Parent under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Company Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Company Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; (viii) engaging attorneys, accountants, agents or consultants on behalf of the Company Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto; and (ix) retaining the Representative Holdback Amount and paying amounts therefrom in accordance with this Agreement. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules.

(b) Authorization. Notwithstanding Section 10.1(a), in the event that the Representative is of the opinion that it requires further authorization or advice from the Company Securityholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further authorization from the Company Securityholders prior to acting on their behalf. In such event, subject to the provisions of the Organizational Documents, each Company Securityholder shall vote in accordance with its Pro Rata Share and, subject to the provisions of the Organizational Documents, the authorization of such Persons representing a Pro Rata Share in excess of fifty percent (50%) shall be binding on all of the Company Securityholders and shall constitute the authorization of the Company Securityholders. All actions taken by the Representative under this Agreement shall be binding upon each Company Securityholder and such Company Securityholder’s successors as if expressly confirmed and ratified in writing by such Company Securityholder, and all defenses which may be available to any Company Securityholder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement are waived. The appointment of the Representative and the powers, immunities and rights to indemnification granted to the Representative hereunder: (i) are coupled with an interest and shall be irrevocable by any Company Securityholder in any manner or for any reason and (ii) shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. WT Representative LLC hereby accepts its appointment as the initial Representative as of the Closing.

(c) Actions by the Representative; Resignation; Vacancies. The Representative may resign from its position as Representative at any time by written notice delivered to Parent and the Company Securityholders holding a majority interest. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by a majority vote in accordance with the method set forth in Section 10.1(b) above. The immunities and rights to indemnification shall survive the resignation or removal of the Representative and the Closing or any termination of this Agreement. Any such successor shall succeed the former Representative as the Representative hereunder.

(d) No Liability. All acts of the Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Company Securityholders and not of the Representative individually. The Representative will incur no liability of any kind to the Company Securityholders in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its fraud, gross negligence or willful misconduct. In no event shall the Representative be responsible or liable for special, indirect, punitive, incidental, or consequential loss or damages of any kind whatsoever, except to the extent resulting from its fraud, gross negligence or willful misconduct. The Representative shall not be liable for any action or omission taken or not taken, as applicable, in good faith pursuant to the advice of legal counsel or accounting specialist. The Representative shall be entitled to: (i) rely upon the Allocation Certificate, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party.

(e) Indemnification; Expenses. The Company Securityholders shall, severally in accordance with their Pro Rata Share, indemnify the Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (collectively, the “Representative Expenses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Expense is suffered or incurred; provided that in the event that any such Representative Expense is finally adjudicated to have been caused by the fraud, gross negligence or willful misconduct of the Representative, the Representative will reimburse the Company Securityholders the amount of such indemnified Representative Expense to the extent attributable to such fraud, gross negligence or willful misconduct. Representative Expenses may be recovered by the Representative from (i) the funds in the Representative Holdback Amount and (ii) any other funds that become payable to the Company Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Securityholders; provided that while the Representative may be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Expenses as they are suffered or incurred. In no event will the Representative be required to advance its own funds on behalf of the Company Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Representative or the termination of this Agreement. The Representative shall have no duties or obligations hereunder, including any fiduciary duties, expect those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.

Section 10.2 Expenses. Except as otherwise expressly provided herein, each of the Company, the Company Securityholders, Parent, Merger Sub and the Representative (on behalf of the Company Securityholders) shall pay all of their own fees and expenses incurred in connection with this Agreement and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants. Parent shall pay all filing fees required to be paid in connection with any required filings under the HSR Act and any other applicable antitrust Laws.

Section 10.3 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) if sent to the recipient by electronic transmission to the email address specified below upon delivery (provided that no “bounceback,” “undeliverable” or other similar message is received by the sender thereof), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to Parent, Merger Sub and/or Surviving Corporation:

Lyell Immunopharma, Inc.

201 Haskins Way, Suite 101

South San Francisco, CA 94080

Attention: [*]

Email: [*]

Attention: [*]

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: [*]

Email: [*]

Notices to the Company (prior to Closing):

ImmPACT Bio USA Inc.

[*]

Attention: [*]

Email: [*]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121-1117

Attention: [*]

Email: [*]

Notices to the Representative:

WT Representative LLC

[*]

Attention: [*]

Email: [*]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121-1117

Attention: [*]

Email: [*]

Section 10.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Parties without the prior written consent of the non-assigning Parties; provided that the Representative’s consent shall only be required following the Closing. Subject to Section 1.11(h), Parent or Merger Sub may (without obtaining any consent, written or otherwise, from any Party hereto) assign any of its rights, interest or obligations under this Agreement, in whole or in part, to any direct or indirect Affiliate of Parent or Merger Sub or to any successor to all or any portion of Parent’s or Merger Sub’s business or to any Person that provides debt financing to Parent or any of its Affiliates. No assignment of this Agreement shall relieve the assigning Party of its obligations hereunder.

Section 10.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 10.6 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Section 10.7 Disclosure Schedules. All references to this Agreement herein or in any of the Company Disclosure Schedules or Parent Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of any Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement only if the relevance of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure and without any independent knowledge on the part of the reader regarding such disclosure, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be deemed or interpreted to expand the scope of the Company’s, Parent’s or Merger Sub’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein, or (b) constitute, or be deemed to constitute, an admission to any third-party concerning such item or matter. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

Section 10.8 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules, Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules, Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules, Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

(b) Other Interpretive Provisions.

(i) Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

(ii) Whenever the word “or” is used in this Agreement, it shall not be deemed exclusive.

(iii) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

(iv) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(v) Any reference to any particular Code section or Law shall be interpreted to include any amendment thereof and any revision of or successor to that section regardless of how it is numbered or classified.

(c) For purposes of this Agreement, a document shall be deemed to have been “delivered,” “furnished” or “made available” (or any phrase of similar import) to Parent and Merger Sub by the Company only if such document shall have been (i) posted to the online data room hosted on behalf of the Company and located in the VDR or (ii) furnished to counsel for Parent and Merger Sub by the Company or its counsel, in each case, at least one (1) day prior to the date of this Agreement.

Section 10.9 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed by Parent, the Company (or the Surviving Corporation following the Closing) and the Representative (provided that any waiver shall only require the Representative’s consent after the Closing); provided that after the receipt of the Required Company Stockholder Approvals, no amendment to this Agreement shall be made that by Law requires further approval by the stockholders of the Company without such further approval by such stockholders. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 10.10 Entire Agreement. This Agreement and the documents referred to herein contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, that may have related to the subject matter hereof in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

Section 10.11 Third-Party Beneficiaries. Following the Closing, (a) Section 5.16 and the exclusive remedies provisions of Section 6.7 shall be enforceable by the D&O Indemnified Parties and (b) Article VI shall be enforceable by the Indemnitees entitled to seek indemnification thereunder. Section 10.18 shall be enforceable by the Persons against whom recourse may not be sought, as provided therein. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

Section 10.12 Waiver of Trial by Jury. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.13 Delivery by Email. This Agreement and any amendments hereto, to the extent executed and delivered by means of email of a PDF file containing a copy of an executed agreement (or signature page thereto), shall be treated in all respects and for all purposes as an original agreement or instrument and shall have the same binding legal effect as if it were the original signed version thereof.

Section 10.14 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

Section 10.15 Governing Law. All issues, disputes and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.16 Jurisdiction. Except as provided in Section 10.17, any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought before and determined exclusively by the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction, any such suit, Action or proceeding shall be brought exclusively in the United States District Court for the District of Delaware or any other court of the State of Delaware, and each of the Parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding that is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 10.3 shall be deemed effective service of process on such Party.

Section 10.17 Arbitration.

(a) Any dispute, controversy or claim arising under, out of or in connection with a Dispute set forth in Section 1.11(d)(iii) or Article VI shall be referred to and finally settled by confidential and binding arbitration in accordance with the terms of this Section 10.17.

(b) Either Party may refer such Dispute to arbitration by submitting a written notice of such request to the other Party. Any arbitration under this Section 10.17 shall be conducted by the American Arbitration Association (“AAA”) Commercial Arbitration Rules in effect at the time of arbitration, except as they may be modified herein. The arbitration shall be conducted by a panel of three (3) arbitrators, with each Party nominating one (1) arbitrator within fifteen (15) days of the submission of such notice of arbitration, and with the two (2) arbitrators so nominated nominating a third arbitrator to serve as chair of the arbitration tribunal, with such nomination of the third arbitrator to be made within twenty (20) days after the later selected arbitrator. If any arbitrator is not nominated within the time prescribed above, then the AAA shall appoint the arbitrator(s).

(c) The arbitrators shall (i) be neutral and independent of both Parties and their respective Affiliates, (ii) have experience and expertise in the worldwide development of pharmaceuticals and the business, legal and scientific considerations related thereto, (iii) have appropriate experience with respect to the matter to be arbitrated and (iv) have some experience in mediating or arbitrating issues relating to agreements similar to this Agreement. Notwithstanding Section 10.15 with respect to the substantive governing law, the arbitration and this agreement to arbitrate shall be governed by the Federal Arbitration Act (9 U.S.C. § 1 et seq.). No individual will be appointed to arbitrate unless they agree in writing to be bound by the provisions of this Section 10.17. Unless otherwise agreed to by the Parties, the place of arbitration will be San Francisco, California, the arbitrators shall apply the governing Law in Section 10.15 and the arbitration shall be conducted in English.

(d) Except as provided herein, the arbitration shall be conducted in accordance with the AAA pursuant to its Commercial Arbitration Rules applicable at the time of the notice of arbitration pursuant to Section 10.17(b), including the right of each Party to undertake document requests and up to five (5) depositions. The Parties shall have the right to be represented by counsel.

(e) The arbitrators shall use their reasonable best efforts to rule on the Dispute in an expeditious manner, taking into consideration the complexity and magnitude of the Dispute, and shall likewise allow the filing of and make timely rulings upon a dispositive motion if the arbitrator determines that the moving Party has shown that the motion is likely to succeed and dispose of or narrow the issues in the case. Any dispute concerning the scope or applicability of this Agreement to arbitrate shall be determined by the arbitrators. The determination of the arbitrators as to the resolution of the Dispute or award with respect to the Dispute shall be final and binding upon the Parties, absent manifest error. All rulings of the arbitrators shall be in writing and shall be delivered to the Parties as soon as is reasonably possible. The arbitrators shall render a “reasoned decision” which shall include findings of fact and conclusions of law.

(f) Each Party undertakes to carry out an award rendered in any arbitration conducted pursuant to this Section 10.17, and agrees that, subject to the Federal Arbitration Act (9 U.S.C. § 1 et seq.), judgment may be entered upon on the award in any court of competent jurisdiction and that other courts may award full faith and credit to such judgment in order to enforce such award. By entering into this agreement to arbitrate, the Parties expressly waive any claim for damages not permitted under Section 10.17.

(g) Each Party shall bear its own legal fees and other out-of-pocket costs in connection with any arbitration, and the Parties shall share equally the fees and costs of the arbitrators and the AAA.

Section 10.18 No Recourse. Except in the event of Fraud, (a) this Agreement may only be enforced against, and any Claim or cause of action based upon, arising out of or related to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement) may only be brought against, the Persons that are expressly named as Parties to this Agreement (or any documents or instruments delivered in connection with this Agreement) and (b) except to the extent named as a Party to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement), and then only to the extent of the specific obligations of such Parties as set forth in this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement), no Person will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the Parties to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement) or for any Claim based upon, arising out of or related to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement). Notwithstanding anything to the contrary herein, this Section 10.18 shall not apply to Section 10.1, which shall be enforceable by the Representative in its entirety against the Company Securityholders.

Section 10.19 Specific Performance. Each of the Parties acknowledges that the rights of each Party to consummate the Transactions are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party would have no adequate remedy at Law. It is accordingly agreed that the Parties shall be entitled to seek (and no Party shall oppose on the basis that injunctive relief or specific performance is not available due to availability of an adequate remedy at law) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of showing any actual damages or that monetary damages would not afford an adequate remedy, and without the necessity of posting any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.20 Conflict of Interest. If the Representative so desires, acting on behalf of the Company Securityholders and without the need for any consent or waiver by the Surviving Corporation or Parent, [*] shall be permitted to represent the Company Securityholders after the Closing in connection with any matter, including anything related to the Transaction, any other agreements referenced herein or any disagreement or dispute relating thereto. Parent, on behalf of itself and its Affiliates (including the Company following the Closing) hereby waives, and agrees not to allege, any claim that [*] has a conflict of interest or is otherwise prohibited from representing the Company Securityholders or any of their representatives in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversarial proceeding) with Parent, the Surviving Corporation or any of their agents or Affiliates under or relating to this Agreement, any Transaction, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement. Any such representation of the Surviving Corporation by [*] shall not affect the foregoing provisions hereof. [*] shall be an intended third-party beneficiary for the purpose of this Section 10.20.

Section 10.21 Attorney-Client Privilege. All communications involving attorney-client confidences between any officer, director or employee of the Company and [*] in the course of the negotiation, documentation and consummation of the Transaction (but not general business matters of the Company unrelated to the Transaction) shall be deemed to be attorney-client confidences and communications that belong solely to the Representative and not that of the Surviving Corporation, following the Closing, and may be asserted or waived only by the Representative. Absent the consent of the Representative, neither Parent nor the Surviving Corporation shall have a right to access attorney-client privileged material of the Company related to the Transactions following the Closing and neither Parent nor the Surviving Corporation shall assert that the attorney-client privilege of the Company related to the Transactions was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) of the Surviving Corporation or were otherwise within the files or records of the Surviving Corporation after the Closing). Notwithstanding the foregoing, in the event that after the Closing a dispute arises between Parent, Merger Sub, and the Surviving Corporation, on the one hand, and a Person other than a party hereto, on the other hand, the Surviving Corporation may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by or between [*] and the Company.

* * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	IMMPACT BIO USA INC.

	By:	/s/ Sumant Ramachandra
Name: Sumant Ramachandra, M.D., Ph.D.
Title: Chief Executive Officer

Parent:	LYELL IMMUNOPHARMA, INC.

	By:	/s/ Lynn Seely
Name: Lynn Seely
Title: President and Chief Executive Officer

Merger Sub:	INSPIRE MERGER SUB INC.

	By:	/s/ Lynn Seely
Name: Lynn Seely
Title: President

Representative:	WT REPRESENTATIVE LLC, solely in its capacity as the Representative

	By:	/s/ Fiona Boger
Name: Fiona Boger
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]